FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2007

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 35

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

2007

HALF YEAR

RESULTS

National Australia Bank Limited ABN 12 004 044 937 (the ‘Company’)

Results for announcement to the market

Reporting period	Previous corresponding period

6 months ended 31 March 2007	6 months ended 31 March 2006

				31 March 2007
				$m
Revenue from ordinary activities	up	8.5%	to	22,038

Profit after tax from ordinary activities attributable to members of the Company	up	7.1%	to	2,136

Net profit attributable to members of the Company	up	7.1%	to	2,136

Dividends

Franked
	Amount	amount
	per	per
	share	share
Interim dividend	87 cents	90%

Record date for determining entitlements to the interim dividend		7 June 2007

Net profit attributable to members of the Company has increased 7.1% to $2,136 million for the six months ended 31 March 2007.

Performance reflects a range of factors including good revenue growth and cost control in the current period, with the comparison to the previous corresponding period being impacted by one off income as a result of reforms made to the UK defined benefit funds.

The increase in revenue is primarily due to growth in interest income.

National Australia Bank Limited

ABN 12 004 044 937

Sections 4 and 5 are extracts of the National Australia Bank Limited’s half year consolidated financial report and directors report for the six months ended 31 March 2007 lodged with the Australian Securities Exchange as Appendix 4D on 10 May 2007

Group Corporate Affairs
500 Bourke Street, Melbourne
Victoria 3000
Australia

www.nabgroup.com

ABN 12 004 044 937
ASX Announcement

Thursday, 10 May 2007

National Australia Bank cash earnings up 22.8% to $2.2 billion

National Australia Bank today announced a 22.8% increase in cash earnings (ongoing operations) to $2,196 million up from $1,788 million in the half year to March 2006.

Net profit* increased by 7.1% from $1,994 million in the half year to March 2006 to $2,136 million for the half year to March 2007.

Net profit, excluding significant items, increased by 21.2% from $1,762 million for the half year to March 2006 to $2,136 million for the half year to March 2007.

“This is a good all-round result,” National Australia Bank Group Chief Executive Officer, John Stewart said today.

“We increased revenue and lending, with flat operating costs and a stable net interest margin. This demonstrates our progress in improving all aspects of our business.

“We have outlined the strategy for each business and these results show pleasing progress, although more remains to be done.

Return on equity improved to 16.9% up from 15.4% in the March 2006 half year.

“The increase in shareholder return has been achieved while continuing to invest in all our businesses.

“We have also worked to improve our culture and recruit and develop talented people at all levels of the National Australia Bank. This is a vital part of creating sustainable growth in shareholder value.

“Asset quality remains sound. Areas being carefully managed include personal lending and credit cards in the UK. In Australia the rise in the provision for bad and doubtful debts reflected relative weakness in the New South Wales economy.

Increased Interim Dividend

“Interim dividend is 87 cents, an increase of 4 cents on the 2006 interim dividend and is franked to 90%.

“NAB remains well capitalised. During the half year the $500 million buy back announced last November was completed and we are part way through the additional $700 million announced at the annual general meeting.

*Net profit attributable to members of the Company.

Review of Operations

Group Performance Measures (HY 07 compared with HY 06)

•                  Return on average equity before significant items increased from 15.4% to 16.9%.

•                  Diluted cash earnings per share increased 16.9% from 114.5 cents to 133.8 cents.

•                  Total lending increased by 13.7% to $367 billion*.

•                  Operating expenses (ongoing operations) were flat at $3.6 billion.

•                  Net interest margin was 2.33% compared with 2.31% in March 2006.

•                  Gross impaired assets (% of total lending) were 0.29% compared with 0.31% in March 2006.

*Total gross loans, advances & acceptances.

Cash earnings by business unit (ongoing operations)

	Half Year to				% Change
	($m)				(Excluding foreign
	31 March 2007	31 March 2006	% Change		exchange impact)
Australia	1,377	1,120	+22.9
United Kingdom	324	252	+28.6		+22.6
New Zealand	220	164	+34.1	#	+39.7
nabCapital	343	286	+19.9		+19.6
Other##	69	93
Distributions	(137)	(127)
Total cash earnings	2,196	1,788	+22.8

#Adjusting for fair value volatility and hedge ineffectiveness, the increase over the March 2006 half year is 11.2%

##Includes Group Funding, Corporate Centre and investment earnings on shareholders retained earnings (IoRE) for the Australian region.

Australia

(Ongoing operations)

“Cash earnings from ongoing operations in Australia, excluding IoRE, increased by 22.9% to $1,377 million compared with the March 2006 half year.

“The cash earnings of both Australian banking and wealth management showed strong improvement, particularly in the areas of business lending, retail deposits and investment sales.

Banking

“Banking cash earnings increased by 22.6% to $1,194 million compared with March 2006.

“Growth in banking total income was 10.1% compared with March 2006.

“Careful management of product pricing and mix offset competitive pressures and resulted in stable margins for the half year. “Net interest margin was 2.41% compared with 2.42% a year ago.

“The focus on efficiency and productivity delivered a continued fall in banking operating expenses which were 3.1% lower at $1,659 million compared with the March 2006 half year.

“The cost to income ratio fell from 52.9% in March 2006 to 46.9%.

“We continue to invest in our people and network with new sales and business training for frontline staff, increased capability in mortgages and business lending and the development of new incentive programs.

“A program to extend the ATM network by nearly 25% through the installation of 322 ATMs in Coles Express and Coles Group stores was announced during the half year.

Wealth Management

“As a result of strong sales of both investments and insurance, Wealth Management cash earnings before IoRE increased by 26.2% to $183 million compared with the March 2006 half year.

“Total net income increased 12.2%. This was driven by strong sales momentum from improved adviser productivity and higher cross selling through the nab network.

“Expense growth was significantly less than the increase in the level of business activity.

“Funds under management as at March 31 increased 13.1% to $102.4 billion and average annual inforce premiums rose by 12% to $742.5 million compared with the March 2006 half year.

United Kingdom

(Ongoing operations)

“Our UK business has real momentum in both lending and retail deposits, firm cost control and a stabilisation in the charge for doubtful debts.

“Cash earnings were up 22.6% to £130 million compared with the March 2006 half year.

“The network of Financial Solutions Centres has been central to the improved performance with business lending volumes up 27.7% on the March 2006 half year and average retail deposit volumes up by 20.2%.

“Continued focus on mortgage lending, primarily through third party distribution, resulted in a 23.8% increase in mortgage volumes.

“Net interest margin fell from 3.68% to 3.16% as a result of the plan to move the product mix away from personal loans and credit cards to mortgage and business lending.

“Operating expenses were reduced by 5.5% to £358 million compared with March 2006. The cost to income ratio fell from 62.7% in March 2006 to 58.6%.

“The new Yorkshire teller system was implemented by the end of 2006.The program to converge both Yorkshire and Clydesdale onto a single integrated core banking platform was completed in recent weeks with the move to a new teller system for Clydesdale scheduled to be completed by the end of 2007.”

New Zealand

(Ongoing operations)

“Solid volume growth, sound asset quality and disciplined cost management combined with the introduction of new and innovative products continues to position our New Zealand business well in this highly competitive market.

“Cash earnings increased 39.7% to NZ$250 million compared with the March 2006 half year.

“However, when adjustment is made for the impact of fair value volatility and hedge ineffectiveness, the increase over the March 2006 half year reduces to 11.2%.

“Average lending volumes increased 12.5% on the March 2006 half year, with mortgages up 12.9% and business lending up 14.1%. Retail deposits rose 9%.

“Net interest margin fell from 2.64% to 2.51% due to intense competition in the housing and credit card markets.

“Operating expenses increased by 1.5% in local currency largely due to increased wage costs which were partially offset by efficiency gains.

“Product innovation included the recent launch of “Total Money”, a new concept in banking for the New Zealand market. With Total Money customers can either earn a better interest rate on all their accounts (“pooling”), or pay less interest on the variable portion of their home loan (“offsetting”) while only paying a set fee of $10 for up to ten accounts.

nabCapital

(Ongoing operations)

“nabCapital performed strongly with cash earnings increasing to $343 million, up 19.9% compared with the March 2006 half year. This was achieved through a combination of developing sustainable income streams and efficiency improvements.

“The originate-warehouse-distribute operating model provides the framework for nabCapital’s key activities.

“Income growth of 17.3% was well ahead of expense growth of 6.6% which largely related to higher personnel costs.

“The cost to income ratio improved from 50.3% in March 2006 to 45.7% and the net interest margin was 0.74% compared with 0.64% in March 2006.

“The return on risk weighted assets improved from 0.89% to 1.14% in the March 2007 half year.

“Asset quality remains strong with 91.9% of exposures rated as investment grade equivalent (AAA to BBB-) at March 2007 and the ratio of the specific provision to gross impaired assets was 61.7% up from 31.7% in the March 2006 half year.

“nabCapital has a three year strategic investment program to improve product capability and efficiency. The strategic investment agenda is supported by a cultural development initiative aimed at fostering a more collaborative, innovative and accountable workforce. This includes talent development and leadership behaviours programs.”

For further information:

Media	Investor Relations

Brandon Phillips	Hany Messieh
Group Manager, Media Relations M 0419 369 058	Head of Investor Relations M 0414 446 876

Felicity Glennie-Holmes	Lyndal Kennedy
Media Relations Manager M 0412 673 038	Investor Relations Manager M 0400 983 038

Kerrina Lawrence Media Relations Manager M 0417 034 738

Disclaimer

This announcement contains certain “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934 and the US Private Securities Litigation Reform Act of 1995.  The words “anticipate”, “believe”, “expect”, “project”, “estimate”, “likely”, “intend”, “should”, “could”, “may”, “target”, “plan” and other similar expressions are intended to identify forward-looking statements.  Indications of, and guidance on, future earnings and financial position and performance are also forward-looking statements.  Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Group, that may cause actual results to differ materially from those expressed or implied in such statements.  There can be no assurance that actual outcomes will not differ materially from these statements.  For further information relating to the identification of forward-looking statements and important factors that could cause actual results to differ materially from those projected in such statements, see “Presentation of Information - Forward-Looking Statements” and “Risk Factors” in the Group’s Annual Report on Form 20-F filed with the US Securities & Exchange Commission.

SECTION 2

RESULTS FOR THE HALF YEAR ENDED 31 MARCH 2007

SELECTED FINANCIAL DATA

Divisional Performance Summary

DIVISIONAL PERFORMANCE SUMMARY

	Half Year to			Fav / (Unfav) Change on
	Mar 07	Sep 06	Mar 06	Sep 06	Mar 06
	$m	$m	$m	%	%
Cash earnings (1)
Australian Banking	1,194	1,139	990	4.8	20.6
Wealth Management Australia	183	163	145	12.3	26.2
Asia Banking & Wealth Management	—	(4)	18	large	large
Australia Region	1,377	1,298	1,153	6.1	19.4
UK Region	324	323	257	0.3	26.1
New Zealand Region	219	208	165	5.3	32.7
nabCapital	343	332	286	3.3	19.9
Other (incl. Group Funding & Corporate Centre)	48	63	64	(23.8)	(25.0)
Cash earnings before distributions and IoRE (2)	2,311	2,224	1,925	3.9	20.1
Distributions	(137)	(127)	(127)	(7.9)	(7.9)
Cash earnings before IoRE	2,174	2,097	1,798	3.7	20.9
IoRE (after tax)	22	30	42	(26.7)	(47.6)
Cash earnings	2,196	2,127	1,840	3.2	19.3
Cash earnings from disposed operations	—-	(117)	(52)	large	large
Cash earnings - ongoing operations	2,196	2,010	1,788	9.3	22.8
Reconciliation to net profit
Cash earnings	2,196	2,127	1,840	3.2	19.3
Adjusted for non cash earnings items:
Significant items after tax	—	15	270	large	large
Net profit attributable to minority interest	665	490	259	35.7	large
Distributions	137	127	127	(7.9)	(7.9)
Treasury shares after tax	(92)	(22)	(104)	large	(11.5)
IoRE discount rate variation after tax	(22)	(6)	—	large	large
Impairment of goodwill	—	5	(5)	large	large
Revaluation gains / (losses) on exchangeable capital units after tax	(83)	22	(134)	large	38
Net profit on sale of controlled entities	—	108	—	large	large
Fair value gain on economic hedge of the proceeds on sale of controlled entities	—	22	—	large	large
Net profit	2,801	2,888	2,253	(3.0)	24.3
Net profit attributable to minority interest	(665)	(490)	(259)	35.7	large
Net profit attributable to members of the Company	2,136	2,398	1,994	(10.9)	7.1
Distributions	(137)	(127)	(127)	(7.9)	(7.9)
Earnings attributable to ordinary shareholders	1,999	2,271	1,867	(12.0)	7.1

(1) Cash earnings is a performance measure used by the management of the Group. Refer to ‘Non-GAAP financial measures’ within Section 2 - “Selected Financial Data” for a complete discussion of cash earnings.

(2) IoRE represents investment earnings on shareholders’ retained profits and capital from life businesses net of capital funding costs.

Group Key Performance Measures

GROUP KEY PERFORMANCE MEASURES

		Half Year to
	Note	Mar 07	Sep 06	Mar 06
Earnings per share (cents)
Basic cash earnings per ordinary share	Supp 6	135.3	132.4	115.5
Diluted cash earnings per ordinary share	Supp 6	133.8	130.9	114.5
Basic earnings per ordinary share (1)	Supp 6	125.2	143.5	118.8
Dividends per share (cents)	6	87	84	83
Performance (2)
Return on average equity before significant items		16.9%	19.8%	15.4%
Cash earnings on average equity		17.5%	17.5%	16.3%
Return on average assets before significant items		0.80%	0.95%	0.73%
Cash earnings on average assets		0.88%	0.89%	0.82%
Net interest income
Net interest spread	Supp 1	1.85%	1.93%	1.82%
Net interest margin	Supp 1	2.33%	2.31%	2.31%
Profitability (before significant items)
Cash earnings per average FTE ($’000)		113	109	94
Banking cost to income ratio		50.3%	51.5%	55.6%

		As at
		31 Mar 07	30 Sep 06	31 Mar 06
Capital
Tier 1 ratio	Supp 3	7.33%	7.35%	8.05%
Tier 2 ratio	Supp 3	3.54%	3.88%	3.66%
Deductions	Supp 3	(0.36)%	(0.42)%	(0.98)%
Total capital ratio	Supp 3	10.51%	10.81%	10.73%
Adjusted common equity ratio	Supp 3	5.46%	5.35%	5.77%
Assets ($bn)
Gross loans and acceptances	Supp 2	367	347	322
Risk-weighted assets	Supp 3	330	318	302
Asset quality
Gross impaired assets to gross loans and acceptances (3)	10	0.29%	0.30%	0.31%
Net impaired assets to total equity (parent entity interest)	10	3.0%	3.1%	2.8%
Doubtful debts charge to average risk weighted assets		0.24%	0.21%	0.18%
Collective provision to total risk weighted assets (4)	10	0.62%	0.62%	0.60%
Collective provision to credit risk weighted assets (4)	10	0.63%	0.65%	0.63%
Collective provision plus general reserve for credit losses to credit risk weighted assets (4) (5)	10	0.71%	0.71%	—
Specific provision to gross impaired assets (3)	10	18.2%	17.4%	25.8%
Total provision to gross impaired assets (3) (4)	10	210.7%	204.0%	210.3%
Total provision to gross loans and acceptances (4)	10	0.62%	0.62%	0.64%
Other information
Funds under management and administration ($bn)		106	97	96
Assets under custody and administration ($bn)		515	457	442
Full-time equivalent employees (no.)	Supp 4	39,048	38,433	39,298

(1)       Basic earnings are defined as “Earnings attributable to ordinary shareholders”.

(2)       “Return” calculations use “Earnings attributable to ordinary shareholders”.

(3)       Impaired assets consist of retail loans (excluding credit card loans and portfolio managed facilities) which are contractually past due 90 days with security insufficient to cover principal and arrears of interest revenue; non retail loans which are contractually past due 90 days and there is sufficient doubt about the ultimate collectibility of principal and interest and impaired off-balance sheet credit exposures where current circumstances indicate that losses may be incurred. Unsecured portfolio managed facilities when they become 180 days past due (if not written off) and loans where some concerns exist as to the ongoing ability of the borrowers to comply with the present loan repayment terms, are also classified as impaired loans.

(4)       For Asset Quality disclosure purposes provision includes credit adjustment to the Group’s entire loan book (i.e. both loans recorded at amortised cost and fair value). This differs to the approach required for the statutory financial statements.

(5)       The general reserve for credit losses was established from 1 July 2006 and aligns the Group’s coverage ratios with the APRA benchmark of 0.50% of total risk weighted credit risk assets.  At 31 March 2007 the reserve was $192 million (30 September 2006 the reserve was $135 million).

Non-GAAP Financial Measures

NON-GAAP FINANCIAL MEASURES

Cash earnings

Cash earnings is defined as follows:

Net profit

Less:

Significant items after tax

Net profit attributable to minority interests

Net profit attributable to minority interests – life businesses

Distributions

Treasury shares after tax

IoRE discount rate variation after tax

Revaluation gains/(losses) on exchangeable capital units after tax

Net profit/(loss) on sale of controlled entities

Fair value gains/losses on economic hedge of the proceeds on sale of controlled entities

Add:

Impairment of goodwill

Cash earnings

Cash earnings is a key performance measure and financial target used by the Group. Dividends paid by the Company are based on after-tax cash earnings.

Cash earnings is a key performance measure used by the investment community, as well as by those Australian peers of the Group with a similar business portfolio.

Cash earnings does not refer to, or in any way purport to represent the cash flows, funding or liquidity position of the Group. It does not refer to any amount represented on a Cash Flow Statement.

Adjustments are made between net profit and cash earnings as follows:

•      Significant items after tax – those items included on the face of the Income Statement when it is necessary to explain the elements of financial performance.  Factors to consider include materiality and the nature and function of the components of income and expenses.

•                  Net profit attributable to minority interest – reflects the allocation of profit to minority interests in the Group, and is adjusted from net profit to reflect the amount of net profit that is attributable to ordinary shareholders

•                  Net profit attributable to minority interest - life businesses – reflects the allocation of profit to controlled unit trusts of life companies

•                  Distributions – this reflects payments to holders of National Income Securities, Trust Preferred Securities, Trust Preferred Securities II and National Capital Instruments, and is adjusted from net profit to reflect the amount of net profit that is attributable to ordinary shareholders

•                  Treasury shares after tax – relates to the movement in treasury share assets (direct investments in National Australia Bank Limited) caused by the movement in the share price and/or volume

•                  IoRE discount rate variation after tax – relates to the movement in Investment Earnings on Shareholders’ Retained Profits (IoRE) attributable to the impact of changes in long term discount rates.  This adjustment has been made for the March 2007 and September 2006 halves only. It had an insignificant impact on the March 2006 half.

•                  Revaluation gains/(losses) on exchangeable capital units after tax – the Group’s exposure to foreign exchange risk is eliminated through the existence of certain conversion features that convert the ExCaps to equity at pre-determined exchange rates

•                  Net profit/ (loss) on sale of controlled entities – relates to profits or losses on the sale of controlled entities.

•                  Fair value gains/losses on economic hedge of the proceeds on sale of controlled entities – represents the fair value movement on derivatives taken out to protect against foreign exchange rate movements and relates directly to the profit/loss on sale of controlled entities.

•                  Impairment of goodwill - relates to the impairment expense recognised on the application of an annual impairment test. Financial statement users generally do not regard impairment of goodwill as being useful information in analysing investments. As it relates to an intangible asset, management believes it is prudent to isolate this amount from the underlying operating result.

SECTION 3

RESULTS FOR THE HALF YEAR ENDED 31 MARCH 2007

FINANCIAL REVIEW

Group Performance Highlights

Group Performance Highlights

Overview

The Group recorded cash earnings from ongoing operations (i.e. adjusting for disposed operations) for the half year ended 31 March 2007 of $2,196 million, 9.3% higher than the September 2006 half and 22.8% higher than the March 2006 half.

Movement on the September 2006 half

The Group’s performance for the half reflected good revenue growth and well controlled costs.

Cash earnings of $2,196 million increased 9.3% on the ongoing September 2006 half year result of $2,010 million.  Key items include:

•                  Total lending across the Group increased 5.7% to $367 billion (1). In addition, focus on the continuing diversification of the Group’s funding base resulted in a 1.1% growth in deposits(2) and an 8.8% growth in longer term wholesale funding, namely bonds, notes and subordinated debt.

•                  Growth has been delivered while at the same time maintaining the overall Group net interest margin, which increased 2 basis points to 2.33%. Good volume growth combined with margin control resulted in an increase of 5.7% in net interest income.

•                  Strong volume growth of 9.3% in funds under management and administration in a favourable economic environment.

•                  Operating costs decreased by 0.6% reflecting the benefits delivered from the restructuring programme along with productivity and efficiency initiatives. Investment has continued into compliance projects, infrastructure and the customer facing parts of the business.

•                  Further softening in the global economic environment, with asset quality metrics indicating some deterioration in specific consumer segments that are being actively monitored. The Group’s asset quality remains sound overall and within expectations for this point in the economic cycle. The charge to provide for doubtful debts increased by 16.4% over the half, as a result of softening economic conditions and a reduction in the level of writebacks.

The resulting diluted cash earnings per share of 133.8 cents represents an increase of 2.9 cents (2.2%) on the September 2006 half.

The interim dividend has been increased to 87 cents per share and will be 90% franked. For non-resident shareholders of the Company, the unfranked portion of the dividend will be paid from the Company’s conduit foreign income account (being income derived from the company’s offshore businesses) and therefore will not be subject to Australian withholding tax.

Movement on the March 2006 half

Cash earnings of $2,196 million increased 22.8% on the ongoing March 2006 half year result of $1,788 million. Key items include:

•                  Total lending for the Group increased 13.7% to $367 billion(1) .  In addition, focus on diversification of the Group’s funding base has led to a 8.8% growth in deposits(2) and 26.9% growth in longer term wholesale funding, namely bonds, notes and subordinated debt.

•                  Growth has been delivered while at the same time maintaining the overall Group net interest margin, which increased 2 basis points to 2.33%. Good volume growth combined with margin control resulted in an increase of 12.8% in net interest income.

•                  Funds under management and administration grew 10.4% in a continuing favourable economic environment.

•                  Increased income from volatility relating to fair value movements and hedge ineffectiveness in the Group’s banking book.

•                  Operating costs increasing by 0.2%, reflecting continued focus on costs and the benefits delivered from the restructuring programme along with productivity and efficiency initiatives. This contributed to a decrease in the banking cost to income ratio from 55.6% to 50.3%.

The resulting diluted cash earnings per share of 133.8 cents represents an increase of 19.3 cents (16.9%) on the March 2006 half.

(1)  Includes loans at cost and at fair value plus acceptances

(2)  Includes deposits and other borrowings at cost and at fair value

Financial Review: Divisional Cash Earnings

DIVISIONAL CASH EARNINGS

	Australia Region			UK	NZ				Total
Half year ended	Banking	WM	Asia	Region	Region	nabCapital	Other(1)	Eliminations	Group
31 March 2007	$m	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income	2,681	(6)	13	996	425	533	141	—	4,783
Net life insurance income including IoRE (2)	—	1,223	—	—	10	—	—	—	1,233
Other operating income	853	362	2	508	213	321	57	(58)	2,258
Net operating income	3,534	1,579	15	1,504	648	854	198	(58)	8,274
Operating expenses (3)	(1,659)	(297)	(15)	(892)	(296)	(390)	(152)	58	(3,643)
Underlying profit	1,875	1,282	—	612	352	464	46	—	4,631
Charge to provide for doubtful debts	(181)	—	—	(155)	(24)	(33)	3	—	(390)
Cash earnings before tax	1,694	1,282	—	457	328	431	49	—	4,241
Income tax expense	(500)	(413)	—	(133)	(108)	(88)	(1)	—	(1,243)
Cash earnings before distributions and minority interest	1,194	869	—	324	220	343	48	—	2,998
Net profit - minority interest	—	(665)	—	—	—	—	—	—	(665)
Distributions								(137)	(137)
Cash earnings	1,194	204	—	324	220	343	48	(137)	2,196

IoRE (after tax)	—	(21)	—	—	(1)	—	—	—	(22)
Cash earnings before IoRE	1,194	183	—	324	219	343	48	(137)	2,174

(1)  Other includes Group Funding, Corporate Centre and elimination entries within Australia Region.

(2)  Net life insurance income is the profit before tax of the life insurance and investment businesses of the statutory funds of the life insurance companies of the Group (excluding net interest income).

(3)  Operating expenses excludes the life insurance expenses incorporated within net life insurance income (Wealth Management businesses only).

	Australia Region			UK	NZ				Total	Disposed	Total
Half year ended	Banking	WM	Asia	Region	Region	nabCapital	Other(1)	Eliminations	Group	Operations(4)	Ongoing
30 September 2006	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income	2,490	14	13	957	374	503	143	—	4,494	33	4,527
Net life insurance income including IoRE (2)	—	559	4	—	5	—	—	—	568	(4)	564
Other operating income	1,007	339	1	558	250	285	124	(85)	2,479	(246)	2,233
Net operating income	3,497	912	18	1,515	629	788	267	(85)	7,541	(217)	7,324
Operating expenses (3)	(1,709)	(315)	(20)	(902)	(289)	(399)	(165)	85	(3,714)	48	(3,666)
Underlying profit	1,788	597	(2)	613	340	389	102	—	3,827	(169)	3,658
Charge to provide for doubtful debts	(164)	—	—	(156)	(24)	7	1	—	(336)	1	(335)
Cash earnings before tax	1,624	597	(2)	457	316	396	103	—	3,491	(168)	3,323
Income tax expense	(485)	83	—	(134)	(107)	(64)	(40)	—	(747)	51	(696)
Cash earnings before distributions and minority interest	1,139	680	(2)	323	209	332	63	—	2,744	(117)	2,627
Net profit - minority interest	—	(490)	—	—	—	—	—	—	(490)	—	(490)
Distributions								(127)	(127)	—	(127)
Cash earnings	1,139	190	(2)	323	209	332	63	(127)	2,127	(117)	2,010

IoRE (after tax)	—	(27)	(2)	—	(1)	—	—	—	(30)	2	(28)
Cash earnings before IoRE	1,139	163	(4)	323	208	332	63	(127)	2,097	(115)	1,982

(1)  Other includes Group Funding, Corporate Centre and elimination entries within Australia Region.

(2)  Net life insurance income is the profit before tax of the life insurance and investment businesses of the statutory funds of the life insurance companies of the Group (excluding net interest income).

(3)  Operating expenses excludes the life insurance expenses incorporated within net life insurance income (Wealth Management businesses only).

(4)  Operating expenses for disposed operations reflect a cessation of depreciation charges for Custom Fleet for the four months from 1 April 2006 until settlement when this asset was classified as “held for sale”. The depreciation for this period would have been $100 million if the assets had continued to be depreciated.

	Australia Region			UK	NZ				Total	Disposed	Total
Half year ended	Banking	WM	Asia	Region	Region	nabCapital	Other(1)	Eliminations	Group	Operations	Ongoing
31 March 2006	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income	2,315	(6)	13	883	401	434	152	—	4,192	49	4,241
Net life insurance income including IoRE (2)	—	952	33	—	8	—	—	—	993	(33)	960
Other operating income	1,082	310	11	590	232	294	70	(87)	2,502	(379)	2,123
Net operating income	3,397	1,256	57	1,473	641	728	222	(87)	7,687	(363)	7,324
Operating expenses (3)	(1,875)	(296)	(29)	(954)	(372)	(366)	(128)	87	(3,933)	299	(3,634)
Underlying profit	1,522	960	28	519	269	362	94	—	3,754	(64)	3,690
Charge to provide for doubtful debts	(115)	—	1	(152)	(22)	17	1	—	(270)	—	(270)
Cash earnings before tax	1,407	960	29	367	247	379	95	—	3,484	(64)	3,420
Income tax expense	(417)	(527)	—	(110)	(80)	(93)	(31)	—	(1,258)	12	(1,246)
Cash earnings before distributions and minority interest	990	433	29	257	167	286	64	—	2,226	(52)	2,174
Net profit - minority interest	—	(259)	—	—	—	—	—	—	(259)	—	(259)
Distributions								(127)	(127)	—	(127)
Cash earnings	990	174	29	257	167	286	64	(127)	1,840	(52)	1,788

IoRE (after tax)	—	(29)	(11)	—	(2)	—	—	—	(42)	11	(31)
Cash earnings before IoRE	990	145	18	257	165	286	64	(127)	1,798	(41)	1,757

(1) Other includes Group Funding, Corporate Centre and elimination entries within Australia Region.

(2)  Net life insurance income is the profit before tax of the life insurance and investment businesses of the statutory funds of the life insurance companies of the Group (excluding net interest income).

(3)  Operating expenses excludes the life insurance expenses incorporated within net life insurance income (Wealth Management businesses only).

Financial Review: Summary of Disposed Operations

SUMMARY OF DISPOSED OPERATIONS

					UK Discretionary	Total
	Custom Fleet			MLC	Investment	Disposed
Half year ended	Australia	UK	NZ	Asia	Management	Operations
30 September 2006	$m	$m	$m	$m	$m	$m
Net interest income	(19)	(6)	(8)	—	—	(33)
Net life insurance income including IoRE (1)	—	—	—	4	—	4
Other operating income	143	50	49	2	2	246
Net operating income	124	44	41	6	2	217
Operating expenses (2)	(27)	(12)	(7)	(1)	(1)	(48)
Underlying profit	97	32	34	5	1	169
Charge to provide for doubtful debts	—	(1)	—	—	—	(1)
Cash earnings before tax	97	31	34	5	1	168
Income tax expense	(29)	(10)	(11)	(1)	—	(51)
Cash earnings before distributions and minority interest	68	21	23	4	1	117
Net profit - minority interest	—	—	—	—	—	—
Cash earnings	68	21	23	4	1	117
IoRE	—	—	—	(2)	—	(2)
Cash earnings before IoRE	68	21	23	2	1	115

					UK Discretionary	Total
	Custom Fleet			MLC	Investment	Disposed
Half year ended	Australia	UK	NZ	Asia	Management	Operations
31 March 2006	$m	$m	$m	$m	$m	$m
Net interest income	(29)	(7)	(14)	—	1	(49)
Net life insurance income including IoRE (1)	—	—	—	33	—	33
Other operating income	215	69	87	3	5	379
Net operating income	186	62	73	36	6	363
Operating expenses (2)	(163)	(56)	(68)	(7)	(5)	(299)
Underlying profit	23	6	5	29	1	64
Charge to provide for doubtful debts	—	—	—	—	—	—
Cash earnings before tax	23	6	5	29	1	64
Income tax expense	(7)	(1)	(2)	(1)	(1)	(12)
Cash earnings before distributions and minority interest	16	5	3	28	—	52
Net profit - minority interest	—	—	—	—	—	—
Cash earnings	16	5	3	28	—	52
IoRE	—	—	—	(11)	—	(11)
Cash earnings before IoRE	16	5	3	17	—	41

(1)  Net life insurance income is the profit before tax of the life insurance and investment businesses of the statutory funds of the life insurance companies of the Group (excluding net interest income)

(2)  Operating expenses excludes the life insurance expenses incorporated within net life insurance income (Wealth Management businesses only).

Management Discussion & Analysis: Australia Region

Australia Region

Summary – ongoing operations

	Half Year to			Fav/ (Unfav) Change on
Cash earnings	Mar 07 $m	Sep 06 $m	Mar 06 $m	Sep 06%	Mar 06%
Australian Banking	1,194	1,071	974	11.5	22.6
Wealth Management Australia before IoRE	183	163	145	12.3	26.2
Asia	—	(6)	1	large	large
Australia Region before IoRE	1,377	1,228	1,120	12.1	22.9
IoRE (after tax)	21	27	29	(22.2)	(27.6)
Australia Region	1,398	1,255	1,149	11.4	21.7

Financial performance highlights of ongoing operations

The Australia Region delivered growth in cash earnings before IoRE of 12.1% for the March 2007 half, with continued income growth augmented by active expense management across all business units.

Income trends for the half were again strong.  The sales performance in both the Banking and Wealth Management businesses (business lending, retail deposits and investments in particular) was aided by a favourable operating environment, including cash rate rises, strong equity markets and acceleration of fund flows due to changes in superannuation contribution arrangements. Margins were well managed, with product pricing and the careful management of product mix offsetting the impact of competitive pressures.

In addition, the Australia region delivered a third consecutive half of flat expenses, which has culminated in a further expansion of the gap between revenue and cost growth.  These outcomes have been delivered through benefits arising from the restructuring and efficiency programs and continued focus on productivity.

Significant ongoing investment continues to underpin the sustainability of this performance.  The March 2007 half saw an evolution from the ‘Rebuild’ phase of the Region’s three-year turnaround into a program of work that provides a platform for the final phase, ‘Truly Competitive’.

Balance Sheet management also continues to be a focus, with a strong inflow of retail deposits in Australia and Asia, additional securitisation ($3 billion) and term funding ($9 billion) continuing to support the diversification of funding and risk reduction strategies.  Wealth Management completed $450 million in senior debt issues during the half, which following the $300 million issue in the prior half, facilitated a further release of capital from the Australia Region.

Business developments

•                  NAB saw improved Personal(1) and Business(2) customer satisfaction for the six months to March 2007
((1) Roy Morgan Research, Aust MFI Pop’n 14+, % very or fairly satisfied, 6 month moving average;
(2) TNS Business Finance Monitor, % of very or fairly satisfied businesses with turnover <$100m, 6 month moving average).

•                  MLC has maintained its industry leading position regarding ‘fee for service’ as a mechanism to improve the quality of advice and minimise conflicts of interest across the industry.

•                  NAB was awarded the ‘2007 Financial Review Smart Investor Blue Ribbon Bank of the Year’ Award in March, recognising NAB’s improving awareness of customers’ financial services product needs.

•                  MLC was awarded the ‘Best Income Protection Product’ at the 2007 Financial Review Smart Investor Blue Ribbon Awards.

•                  Throughout the half NAB continued its program to develop capability and refresh the retail network. This includes new sales and business acumen training for frontline staff and increased capability in mortgage lending and business lending within stores.  This has been supported by development and introduction of new incentive programs.  In addition, during the half we have opened five new stores and have refurbished a further 90 stores in Victoria and NSW (bringing to 275 the total number of stores refurbished since October 2005).

•                  In February, NAB earned an ‘Employer of Choice for Women’ citation from the Federal Government’s Equal Opportunity for Women in the Workplace Agency. This recognises our policies and practices that support women across the NAB and further demonstrates NAB’s commitment to diversity.

•                  NAB’s StepUp loan won the inaugural Gold Award for ‘Best Socially Responsible Product’ in Money Magazine’s Best of the Best Awards 2007.  NAB StepUp loans are designed for people on low incomes who normally would not qualify for a loan from a major bank.  It is an initiative with the Good Shepherd

Youth & Family Service and is part of our commitment to support Australians who have the desire to get ahead but who are financially marginalised.

•                  During the half NAB announced a program to install 322 NAB ATMs into Coles Express and Coles Group stores.  The rollout will extend NAB’s ATM network by nearly 25%, with 40% of the new machines to be located in suburbs where there is currently no NAB presence.

•                  In March, MLC won three awards at the 2007 Asset Magazine Innovation Awards.  The awards were for ‘Best Income Protection Product’ (MLC Income Protection Plus), ‘Margin Lender of the Year’ (NAB Margin Lending) and ‘Best Platform for Administrating Self-Managed Superannuation’ (MLC MasterKey Custom).

•                  MLC product developments included:

•                  the launch of MasterKey Superannuation Fundamentals, a ‘fee for service’ offering that delivers a product free of commission and supports MLC’s position that the payment for financial advice should be separate from the payment for a product; and

•                  enhancements to the Personal Protection Portfolio (PPP), which applied to all existing and new clients for no extra premium.  As part of this upgrade, MLC made a number of improvements to its Critical Illness, Life Cover, Income Protection and Total and Permanent Disability insurance products, including increases to limits and benefits.

Commitment to the community

•                  NAB demonstrated significant support for community organisations and charitable work including:

•                  an investment of $30m over three years in microfinance initiatives, including $10m to support the loan capital requirements of no interest loans schemes (NILS®) across Australia; the launch of a viable microenterprise development program and the writing of the first loan under this program; and the expansion of ‘StepUP ‘, a low interest loan program for low income households developed with Good Shepherd Youth & Family Service;

•                  NAB’s Tropical Cyclone Larry Relief Fund totalling almost $1.4 million raised from customer and employee contributions, as well as a bank donation of $250,000 plus an additional $250,000 NAB allocated to community infrastructure projects;

•                  a bushfire assistance package for customers impacted by bushfire throughout the Australian Summer of 2006-07;

•                  continued support of Ovarian Cancer Research Foundation, including raising $500,000 as part of the Silver Ribbon campaign; and

•                  a $1 million program to expand The Alannah and Madeline Foundation’s Better Buddies campaign against bullying in Australian primary schools. This commitment provides a range of support services to assist with the mission of keeping children safe from violence.

•                  NAB is a sponsor of the Fifteen Foundation supporting the training of underprivileged young adults to become chefs, demonstrating our shared philosophy to help create possibilities for people.

•                  Sponsorship of significant sporting and cultural events, including:

•                  continued sponsorship of the AFL, including the NAB Cup competition, NAB AFL Auskick and the NAB AFL Rising Star program;

•                  West Australian Opera;

•                  Football Federation Australia and Australia’s National Team, the Socceroos;

•                  the Australian Ballet, as Lead sponsor and Major sponsor of its national Education Program.

Restructuring activity

•                  The restructuring program remains on track for the Australian region.

•                  Expenditure during the year included continued focus around the distribution strategy, product rationalisation and simplification and streamlining back office functions and processes.  The remaining provision balance at March 2007 was $87 million largely reflecting costs associated with the retail banking distribution strategy.

•                  FTE redundancies under the program to date are 1,692, including an additional 188 redundancies during the first half of 2007.

•                  Gross expense benefits from the restructuring program were $98 million in the first half of 2007, an incremental $19 million over the September 2006 half and $37m above the prior corresponding period.

Australian Banking

Performance Summary – ongoing operations

	Half Year to			Fav/ (Unfav) Change on
	Mar 07 $m	Sep 06 $m	Mar 06 $m	Sep 06%	Mar 06%
Net interest income	2,681	2,509	2,344	6.9	14.4
Other operating income	853	864	867	(1.3)	(1.6)
Total income	3,534	3,373	3,211	4.8	10.1
Operating expenses	(1,659)	(1,682)	(1,712)	1.4	3.1
Underlying profit	1,875	1,691	1,499	10.9	25.1
Charge to provide for doubtful debts	(181)	(164)	(115)	(10.4)	(57.4)
Cash earnings before tax	1,694	1,527	1,384	10.9	22.4
Income tax expense	(500)	(456)	(410)	(9.6)	(22.0)
Cash earnings	1,194	1,071	974	11.5	22.6

Key Performance Measures – ongoing operations

	Half Year to			Fav/ (Unfav) Change on
	Mar 07	Sep 06	Mar 06	Sep 06%	Mar 06%
Performance & profitability
Return on average assets (annualised)	1.06%	1.01%	1.00%
Cost to income ratio	46.9%	49.4%	52.9%
Cash earnings per average FTE (annualised) ($’000)	129	117	108
Net interest income
Net interest margin	2.41%	2.39%	2.42%
Net interest spread	2.27%	2.30%	2.36%
Average balance sheet ($bn)
Gross loans and acceptances	221.8	208.9	194.5	6.2	14.0
Interest-earning assets	222.8	208.9	194.3	6.7	14.7
Retail deposits	92.7	85.9	82.0	7.9	13.0

Key Performance Measures – ongoing operations

	As at
	31 Mar 07	30 Sep 06	31 Mar 06
Full-time equivalent employees (FTE)	18,643	18,286	18,132
Asset quality
Gross impaired assets ($m)	690	549	430
Gross loans and acceptances ($bn)	227.2	213.9	198.9
Gross impaired assets to gross loans and acceptances	0.30%	0.26%	0.22%
Specific provision to gross impaired assets	13.4%	14.0%	25.0%
Market share (%) (1)
Housing	13.54	13.80	14.13
Business (including nabCapital)	19.01	18.97	18.73
Other personal	14.90	15.01	15.52
Retail deposits (Personal & Business)	14.21	13.99	14.19

(1)       Source: RBA Financial Aggregates/NAB – data as at March 2007.

Financial performance of ongoing operations– movement on September 2006 half

Cash earnings increased 11.5% and return on average assets increased 5 basis points on the prior half. This continued the strong momentum in Australian Banking which has been underpinned by 4.8% income growth as well as successful delivery on the ongoing program of work to improve efficiency.

Underlying profit increased by 10.9%, driven by:

•                  Net interest income increased $172 million or 6.9%:

•                  Average interest earning assets grew 6.7%, with the impact of a strong economy in Western Australia partially offset by the continued relative weakness in New South Wales.  Business lending volumes were robust, while growth in mortgage volumes slowed, particularly in the broker channel.

•                  Average retail deposit volumes rose 7.9% due to strong growth in online deposits, term deposit products and business transaction accounts.

•                  The net interest margin was steady, with higher deposit margins due to pricing, offset by lending margin contraction and portfolio mix impacts (mainly deposits).

•                  Other operating income declined $11 million or 1.3%.  The transfer of the bank’s wholesale funding activities from Group Funding resulted in fair value and hedging revaluations being included in the Australia Region.  Seasonally lower income across several products (particularly Cards) and ongoing customer migration to lower fee products were offset by a $30 million increase as a result of volume growth and increased activity.

•                  Operating expenses declined $23 million or 1.4% due to incremental benefits from efficiency initiatives ($45 million) and restructuring ($15 million), as well as active management of expenses.  Depreciation charges were lower due to assets held for sale and therefore not depreciated ($31 million).  These items offset underlying expense growth associated with higher performance-based remuneration and increased expenditure on investment and business development, including the development of new Specialised Business Lending segments.  Higher staff numbers reflected recruitment for predominantly frontline operations, partially offset by 188 redundancies.

The combination of these factors saw the cost to income ratio fall 250 basis points to 46.9%.

The charge to provide for doubtful debts increased by $17 million or 10.4%.  Higher charges were associated with consumer segments, continued relative weakness in the New South Wales economy, and volume increases in business banking.

Asset quality remains sound.  The increase in impaired asset balances was driven primarily by the strong lending volume growth and the impact of economic conditions on consumer segments in New South Wales (particularly evident in mortgage lending), but remain well secured(2).

(2)       For discussion on what is considered well secured refer to page 44

Financial performance of ongoing operations – movement on March 2006 half

Cash earnings increased 22.6% and return on average assets increased 6 basis points, driven by 10.1% income growth and a 3.1% reduction in expenses:

•                  Net interest income increased by $337 million or 14.4%:

•                  Average interest earnings assets increased 14.7%, driven by strong business lending growth.

•                  Average retail deposits grew 13.0% due to ongoing growth in online deposit products.

•                  The net interest margin declined 1 basis point.  Lending margin contraction due to competitive pressures and adverse deposit product mix were offset by favourable deposit margin trends.

•                  Other operating income declined $14 million or 1.6%.  This was due to fair value and hedging revaluations being included in the Australia Region as part of the transfer of the bank’s wholesale funding activities from Group Funding as well as customer migration towards lower fee products, offset by increases in fee income associated with lending volume growth.

•                  Operating expenses declined by $53 million or 3.1%.  Incremental benefits from efficiency initiatives ($77 million) and restructuring ($33 million) offset higher personnel costs and increased investment expenditure. Lower depreciation on operating leases due to assets held for sale ($29 million) and non-recurrence of prior period reimbursements for customer over-charging issues further reduced expenses.

The charge to provide for doubtful debts increased $66 million, driven by strong growth in lending volumes and the impact of economic conditions on consumer segments (particularly New South Wales), reflecting a return towards more normal conditions compared to the benign credit environment experienced during the March 2006 half.

Wealth Management Australia

Performance Summary

	Half Year to			Fav/ (Unfav) Change on
	Mar 07 $m	Sep 06 $m	Mar 06 $m	Sep 06%	Mar 06%
Investments	107	88	80	21.6	33.8
Insurance	76	75	65	1.3	16.9
Cash earnings before IoRE	183	163	145	12.3	26.2
IoRE (after tax) (1) (2)	21	27	29	(22.2)	(27.6)
Cash earnings (2)	204	190	174	7.4	17.2

(1)                     IoRE represents investment earnings on shareholders’ retained profits and capital from life businesses net of capital funding costs.

(2)                     The impact of changes in the discount rate on policyholder liabilities has been excluded from cash earnings, as noted in the ‘Non GAAP Financial Measures’ section.

Key Performance Measures

	As at
	31 Mar 07	30 Sep 06	31 Mar 06
Full-time equivalent employees (FTEs)	3,900	3,952	3,995
Financial advisers (No.)
Bank channels	465	484	476
Aligned channels	831	822	821

Financial performance – movement on September 2006 half

MLC has performed strongly in a favourable environment for investments and a competitive insurance market, with performance driven by:

•                  strong sales momentum with improved adviser productivity particularly in the bank channel;

•                  maintenance of favourable levels of attrition (investments) and lapses (insurance); and

•                  a reduction in expenses through the implementation of productivity and efficiency initiatives, reflected in lower staff numbers, as well as lower project expenditure.

This resulted in an increase in cash earnings before IoRE of $20 million or 12.3% on the prior half.

IoRE declined $6 million for the half.  Increased earnings due to higher equity market returns were more than offset by higher interest costs associated with a full-period impact of capital funding initiatives implemented in the September 2006 half as the business continues to focus on capital efficiency.

Financial performance – movement on March 2006 half

Cash earnings before IoRE increased 26.2% on the March 2006 half, with strong performance from both the investments and insurance businesses.

The favourable operating environment ensured continuing solid income momentum and adviser numbers remained flat amidst a slight change in the financial adviser channel mix.  Expenses growth was significantly less than the increase in levels of business activity.

IoRE declined $8 million due to interest costs associated with capital funding initiatives.  Earnings from investment balances were at a similar level in the two periods.

Investments Performance Summary

	Half Year to			Fav/ (Unfav) Change on
	Mar 07 $m	Sep 06 $m	Mar 06 $m	Sep 06%	Mar 06%
Gross income	621	574	547	8.2	13.5
Volume related expenses	(208)	(193)	(196)	(7.8)	(6.1)
Net income	413	381	351	8.4	17.7
Operating expenses	(265)	(275)	(245)	3.6	(8.2)
Profit before tax	148	106	106	39.6	39.6
Income tax expense	(41)	(18)	(26)	large	(57.7)
Cash earnings before IoRE	107	88	80	21.6	33.8

Investments Key Performance Measures

	Half Year to			Fav/ (Unfav) Change on
	Mar 07	Sep 06	Mar 06	Sep 06%	Mar 06%
Average funds under management (1) ($bn)	98.2	92.3	87.3	6.4	12.5
Cost to average funds under management (1) (bps)	54	60	56

(1)       Includes funds under management & administration.

	Market	As at
Market Share – Australia %	Position (Rank)	31 Dec 06	30 Jun 06	31 Dec 05
Retail Funds (Ex Cash)	2	12.5%	12.4%	12.8%
Total Master Funds (Platforms)	1	15.1%	15.3%	16.2%
Total Wholesale Funds	1	6.4%	6.1%	6.5%

Source:  Plan for Life Australian Retail & Wholesale Investments Market Share & Dynamics Report.

Funds Under Management and Administration	Opening balance $m	Inflows $m	Outflows $m	Investment earnings $m	Other (1) $m	Closing balance $m
Half Year ended 31 March 2007
Master Funds (Platforms)	57,757	5,557	(3,997)	5,257	(676)	63,898
Other Retail	5,942	24	(492)	350	(286)	5,538
Total Retail Funds (Ex Cash)	63,699	5,581	(4,489)	5,607	(962)	69,436
Wholesale	22,259	1,286	(918)	1,410	—	24,037
Cash Management	3,868	6,961	(6,969)	112	(39)	3,933
Trustee	4,227	891	(121)	—	—	4,997
Total	94,053	14,719	(12,497)	7,129	(1,001)	102,403

Half Year ended 30 September 2006
Master Funds (Platforms)	54,870	6,369	(3,935)	1,399	(946)	57,757
Other Retail	6,250	83	(388)	69	(72)	5,942
Total Retail Funds (Ex Cash)	61,120	6,452	(4,323)	1,468	(1,018)	63,699
Wholesale	21,353	2,163	(1,484)	227	—	22,259
Cash Management	3,725	7,123	(7,039)	97	(38)	3,868
Trustee	4,344	—	(117)	—	—	4,227
Total	90,542	15,738	(12,963)	1,792	(1,056)	94,053

Funds Under Management and Administration	Opening balance $m	Inflows $m	Outflows $m	Investment earnings $m	Other (1) $m	Closing balance $m
Half Year ended 31 March 2006
Master Funds (Platforms)	49,417	4,359	(3,690)	5,256	(472)	54,870
Other Retail	6,701	70	(454)	488	(555)	6,250
Total Retail Funds (Ex Cash)	56,118	4,429	(4,144)	5,744	(1,027)	61,120
Wholesale	19,416	1,404	(1,811)	2,344	—	21,353
Cash Management	3,948	5,752	(6,029)	90	(36)	3,725
Trustee	4,673	—	(329)	—	—	4,344
Total	84,155	11,585	(12,313)	8,178	(1,063)	90,542

(1)       Other includes trust distributions and flows due to the sale/purchase of businesses.

Investments financial performance – movement on September 2006 half

Investments cash earnings before IoRE grew by $19 million or 21.6%.  Higher revenue from increased Funds Under Management & Administration (FUM) was supported by a decline in operating expenses.  Key drivers of this result included:

•                  Gross income increased $47 million or 8.2%, as a result of:

•                  Strong sales performance including ongoing cross-sell momentum through the Bank channel and continued low attrition rates drove favourable net funds flows (in excess of $2 billion in the seasonally lower of the two halves).  Combined with strong investment earnings, this saw MLC surpass $100 billion in FUM.

•                  The Retail Funds (Ex Cash) market share improved and the leading market share in both the Master Funds (Platforms) and Wholesale Funds segments was maintained.  A slight loss of market share occurred in Total Master Funds (Platforms) following a reclassification by other market participants of their business from wholesale to retail.

•                  The maintenance of margins despite competitive pressures.

•                  Volume related expenses include commission payments, investment costs and other FUM related costs.  These increased $15 million or 7.8%, mainly due to commission impacts from higher FUM offset by lower sales, as well as one-off FUM related items in the September 2006 half.

•                  Operating expenses declined by $10 million or 3.6%, largely due to a $7m reduction in project expenditure. This has contributed to the 6 basis points reduction in the cost to FUM ratio.

•                  Income tax expense was $23 million higher than in the prior period, of which $14 million was due to the finalisation of prior years’ tax returns in the September 2006 half.

Investments financial performance — movement on March 2006 half

Investments cash earnings before IoRE grew by $27 million or 33.8%, well in excess of FUM and revenue growth.  Key drivers were:

•                  Gross income increased $74 million or 13.5% due to:

•                  Strong sales performance and continued low attrition resulted in a $3 billion turnaround in net funds flows compared to the March 2006 half.

•                  Higher average FUM over the period since March 2006.

•                  Volume related expenses increased $12 million or 6.1% due to higher commission payments from increased FUM and sales.

•                  Operating expenses were $20 million or 8.2% higher due to an $8m increase in project expenditure together with higher performance based remuneration. The reduction in the cost to FUM ratio was limited to 2 basis points.

•                  Income tax expense was $15 million higher, primarily driven by the increase in profit before tax.

Insurance Performance Summary

	Half Year to			Fav/ (Unfav) Change on
	Mar 07 $m	Sep 06 $m	Mar 06 $m	Sep 06%	Mar 06%
Gross income	419	412	378	1.7	10.8
Volume related expenses	(223)	(213)	(186)	(4.7)	(19.9)
Net income	196	199	192	(1.5)	2.1
Operating expenses	(92)	(100)	(100)	8.0	8.0
Profit before tax	104	99	92	5.1	13.0
Income tax expense	(28)	(24)	(27)	(16.7)	(3.7)
Cash earnings before IoRE	76	75	65	1.3	16.9

Insurance Key Performance Measures

	Half Year to			Fav/ (Unfav) Change on
	Mar 07	Sep 06	Mar 06	Sep 06%	Mar 06%
Average annual inforce premiums (Group & Retail) ($m)	725.1	685.4	648.3	5.8	11.8
Cost to average annual inforce premiums (%)	25	29	31

	Market	As at
Market Share – Australia %	Position (Rank)	31 Dec 06	30 Jun 06	31 Dec 05
Retail risk insurance inforce	1	15.0%	15.0%	14.9%
New retail risk annual premiums	3	12.4%	12.4%	11.7%

Source:  DEXX&R Life Analysis.  Retail risk insurance includes term, trauma and disability insurance.

Annual Inforce Premiums	Opening balance $m	Sales / New Business $m	Lapses & other movements $m	Closing balance $m
Half Year ended 31 March 2007
Retail	568.0	51.3	(18.6)	600.7
Group Risk	139.6	19.6	(17.4)	141.8
Total	707.6	70.9	(36.0)	742.5

Half Year ended 30 September 2006
Retail	537.1	50.3	(19.4)	568.0
Group Risk	126.1	36.5	(23.0)	139.6
Total	663.2	86.8	(42.4)	707.6

Half Year ended 31 March 2006
Retail	508.1	44.3	(15.3)	537.1
Group Risk	125.3	12.6	(11.8)	126.1
Total	633.4	56.9	(27.1)	663.2

Insurance financial performance – movement on September 2006 half

Insurance cash earnings before IoRE increased 1.3% to $76 million while profit before tax increased by 5.1%.  Key drivers of this result included:

•                  Gross income growth of $7 million or 1.7% was driven by:

•                  The seasonal nature of premium revenue, with considerable Group business and some Retail business having annual renewal dates around 30 June, resulting in modest income growth compared to the growth in annual inforce premiums.

•                  Increased Retail sales, assisted by the establishment of a dedicated team to support advisers together with favourable market reaction, including winning 3 industry awards, following enhancements made to the flagship risk product, Personal Protection Portfolio, in November 2006.

•                  Continued strong Bank channel sales, accounting for over 40% of total individual insurance sales.

•                  In addition to new business, continued favourable lapses resulted in average annual inforce premium growth of 5.8%.

•                  Growth in the target market of Individual (Retail) Risk inforce resulted in market leading share being maintained.  Market share in new retail risk annual premiums has remained constant at 12.4% as a result of growth in sales.

•                  Volume related expenses include commission payments, claims and adjustments from the stocktake valuation of life policy liabilities (based on actuarial reviews of actual data and experience assumptions).  Given the quantum of liabilities involved and the nature of claims experience, these expenses will fluctuate from period to period.  Volume related expenses increased $10 million or 4.7%, as a result of:

•                  Satisfactory overall claims experience.  Lump sum claims experience remained favourable and in line with the prior half.  Disability income claims experience deteriorated relative to the prior half.

•                  The half yearly process to recalibrate the policy liabilities was a favourable $6 million.

•                  Operating expenses declined $8 million or 8.0%, largely due to productivity and efficiency improvements enabling a reduction in business as usual expenses.  Expenditure on product development was maintained whilst project costs associated with the deployment of regional infrastructure reduced.  The resulting cost to premium ratio reduced from 29% to 25%.

•                  Income tax expense was $4 million higher due to higher profit before tax and the $6 million finalisation of prior years’ tax returns in the prior half, partly offset by a lower tax adjustment in the current period.

Insurance financial performance — movement on March 2006 half

Insurance cash earnings before IoRE increased $11 million or 16.9%.  Key drivers of this result included:

•                  Gross income growth of $41 million or 10.8%.

•                  Average annual inforce premiums grew by 11.8% driven by strong sales growth and continued favourable lapse experience (although not as favourable as the prior period).  Sales through the Bank channel were higher while sales through the Aligned channels were up by over 20%.

•                  Volume related expenses increased $37 million or 19.9%.

•                  Increased claims from increased average annual inforce premium were offset by improved lump sum claims experience.  Disability claims experience was consistent with the March 2006 half although unfavourable compared to long-term expectations.

•                  Commissions increased due to higher retail sales and annual inforce premium.

•                  The half yearly process to recalibrate the policy liabilities was unfavourable by $19 million.

•                  Operating expenses declined $8 million or 8.0%.  Cost containment through productivity and efficiency initiatives drove a reduction in the cost to premium ratio from 31% to 25%.

•                  Income tax expense increased by $1 million after a tax adjustment in the current period partly offset the increase from pre tax profit growth.

Supplementary Performance Summary (includes ongoing and disposed operations - eg. includes Custom Fleet and MLC Asia)

Summary

	Half Year to			Fav/ (Unfav) Change on
Cash earnings	Mar 07 $m	Sep 06 $m	Mar 06 $m	Sep 06%	Mar 06%
Australian Banking	1,194	1,139	990	4.8	20.6
Wealth Management Australia before IoRE	183	163	145	12.3	26.2
Asia before IoRE	—	(4)	18	large	large
Cash earnings before IoRE	1,377	1,298	1,153	6.1	19.4
IoRE (after tax)	21	29	40	(27.6)	(47.5)
Cash earnings	1,398	1,327	1,193	5.4	17.2

Australian Banking

Performance Summary

	Half Year to			Fav/ (Unfav) Change on
	Mar 07 $m	Sep 06 $m	Mar 06 $m	Sep 06%	Mar 06%
Net interest income	2,681	2,490	2,315	7.7	15.8
Other operating income	853	1,007	1,082	(15.3)	(21.2)
Total income	3,534	3,497	3,397	1.1	4.0
Operating expenses	(1,659)	(1,709)	(1,875)	2.9	11.5
Underlying profit	1,875	1,788	1,522	4.9	23.2
Charge to provide for doubtful debts	(181)	(164)	(115)	(10.4)	(57.4)
Cash earnings before tax	1,694	1,624	1,407	4.3	20.4
Income tax expense	(500)	(485)	(417)	(3.1)	(19.9)
Cash earnings	1,194	1,139	990	4.8	20.6

UK REGION

Performance Summary – ongoing operations

	Half Year to			Fav/ (Unfav) Change on
Australian dollars	Mar 07 $m	Sep 06 $m	Mar 06 $m	Sep 06%	Mar 06%
Net interest income	996	963	889	3.4	12.0
Other operating income	508	506	516	0.4	(1.6)
Total income	1,504	1,469	1,405	2.4	7.0
Operating expenses	(892)	(889)	(893)	(0.3)	0.1
Underlying profit	612	580	512	5.5	19.5
Charge to provide for doubtful debts	(155)	(155)	(152)	-	(2.0)
Cash earnings before tax	457	425	360	7.5	26.9
Income tax expense	(133)	(124)	(108)	(7.3)	(23.1)
Cash earnings	324	301	252	7.6	28.6

Pounds sterling	£m	£m	£m	%	%
Net interest income	400	392	377	2.0	6.1
Other operating income	203	205	219	(1.0)	(7.3)
Total income	603	597	596	1.0	1.2
Operating expenses	(358)	(360)	(379)	0.6	5.5
Underlying profit	245	237	217	3.4	12.9
Charge to provide for doubtful debts	(62)	(63)	(65)	1.6	4.6
Cash earnings before tax	183	174	152	5.2	20.4
Income tax expense	(53)	(51)	(46)	(3.9)	(15.2)
Cash earnings	130	123	106	5.7	22.6

Financial performance highlights

These results demonstrate that the UK business has real momentum, with further strong lending and retail deposits growth, firm cost control and a stabilisation in the bad and doubtful debt charge.  The cost to income ratio continues to fall and the strategic agenda outlined in 2005 remains on track.

•                  Cash earnings were up 22.6% on the March 2006 half and 5.7% up on the September 2006 half.

•                  Return on average assets has remained stable (and improved on the March 2006 half) despite the move away from higher margin products such as personal unsecured loans and credit cards.

•                  At 58.6% the cost to income ratio improved by a further 90 basis points on the September 2006 half, and is down 630 basis points from 64.9% on a comparable basis in the September 2005 half.

•                  Cash earnings per average FTE increased 7% on the prior period and 26% on the March 2006 half.  This was achieved in a period where there were over 300 FTE additions to customer facing positions; 225 of which were in Financial Solutions Centres.  Elsewhere, improvements in back office efficiency have enabled growing volumes of business to be serviced by relatively stable staff numbers.

•                  There was excellent average volume growth across the business:

•                  Business lending volumes increased 27.7% on the March 2006 half and 12.6% on the September 2006 half.

•                  Mortgage volumes increased by 23.8% and 9.3% respectively.

•                  Retail deposit volumes were up 20.2% on the March 2006 half and 10.4% on the September 2006 half.

Key Performance Measures – ongoing operations

	Half Year to			Fav/ (Unfav) Change on
	Mar 07	Sep 06	Mar 06	Sep 06%	Mar 06%
Performance & profitability
Return on average assets (annualised)	0.95%	0.95%	0.92%
Cost to income ratio	58.6%	59.5%	62.7%
Cash earnings per average FTE (annualised) (£’000)	29	27	23
Net interest income
Net interest margin	3.16%	3.41%	3.68%
Net interest spread(1)	2.83%	3.17%	3.44%
Average balance sheet (£bn)
Gross loans and acceptances	23.4	21.7	19.5	7.8	20.0
Interest-earning assets	25.4	22.9	20.6	10.9	23.3
Retail deposits	14.9	13.5	12.4	10.4	20.2

(1)       The September 2006 and March 2006 half year net interest spreads have been restated upwards by 19 basis points and 40 basis points respectively to reflect a change to the treatment of intracompany liabilities. There has been no impact to Group net interest spreads.  The impact for the September 2006 full year was a restatement upwards by 30 basis points to 3.30%.

	As at
	31 Mar 07	30 Sep 06	31 Mar 06
Full-time equivalent employees (FTE)	9,046	8,822	9,094
Asset quality
Gross impaired assets (£m)	87	68	57
Gross loans and acceptances (£bn)	24.7	23.1	21.1
Gross impaired assets to gross loans and acceptances	0.35%	0.29%	0.27%
Specific provision to gross impaired assets	15.6%	15.0%	20.7%
Financial advisers (no.)	174	166	166
Funds under management (£m)	1,357	1,260	1,184

Business developments

•                  With the network of Financial Solutions Centres now reaching critical mass, the focus has been on growing the business by leveraging the investment made.  More staff were recruited to meet business demand, an acquisition finance capability has been set up and the Clydesdale Bank private customer offering, which delivers enhanced relationship management, was re-launched during the period. The business performance continues to remain in line with the key financial metrics.

•                  Over the past two years there has been a programme to converge Yorkshire and Clydesdale onto a single integrated core banking platform covering branch teller and sales systems as well as a back-office product processing system. The benefits of Convergence are two fold:  Firstly, the number of products is being reduced and there is the potential to deliver enhanced product features in the future. Secondly, to enable efficiency benefits of a single product platform to be achieved.

•                  By the end of 2006, the new teller system had been implemented in all Yorkshire branches and support areas, allowing legacy systems to be decommissioned. In April of this year, Clydesdale product processes and all supporting customer data were migrated to the new back-office platform and deployment of the new teller system is scheduled to be completed by the end of 2007.

•                  In addition to the investment in the technology infrastructure, a branch refurbishment programme has also commenced that will see the vast majority of branches benefiting from some improvement work over the next three years.

•                  The third party distribution channel continued to perform in line with expectations. The broker network maintained high lending quality, whilst the focus on offset mortgages helped increase customer penetration.

•                  Investment has continued in upgrading the two main Head Office locations, with the Glasgow upgrade now complete and Leeds well underway.  This delivers a better work environment which fully utilises available space and is more energy efficient.

•                  Work to create two centres of excellence in back office processing in Clydebank (near Glasgow) and Leeds is nearing completion. Leeds now provides support to business lending, collection services and card service activities whilst Clydebank supports the branch back office.  The concentration in two centres has helped to improve productivity.

•                  During the financial period, Clydesdale issued £200 million dated subordinated debt under the NAB Group US$75 billion Global Medium Term Note Programme. This brings Clydesdale Bank’s total outstanding senior and subordinated notes to £1.8billion. Standard & Poors upgraded the credit rating of Clydesdale Bank to AA-, following a credit upgrade of NAB to AA.

•                  The Bank’s contact centre in Glasgow was named ‘World Contact Centre of the Year 2006’ in the prestigious Contact Centre World Awards. It beat competition from more than 1,000 entrants.

•                  For the third year running Clydesdale Bank has been named the best mortgage lender in Scotland by Your Mortgage magazine.  This success was followed up by Clydesdale and Yorkshire Bank being jointly awarded the best offset mortgage lender 2007.

•                  In the prestigious Forum of Private Business survey Clydesdale Bank was rated as the best Scottish Business Bank for the second time running while Yorkshire Bank climbed from second place to joint first for the UK as a whole.

Commitment to the community

•                  The Count Me In flagship community education programme expanded and won the Scottish Arts & Business Community Award in October.

•                  Support continued for the British Heart Foundation raising over £360,000 whilst the launch of Give As You Earn, the payroll giving programme, resulted in 5% staff participation and over £75,000 pledged to various charities. An employee volunteering policy, offering two days leave per annum, was launched in Yorkshire in February and extended to all employees in April.

•                  Key long-term sponsorship partnerships were strengthened through a four-year Clydesdale Bank investment in the Scottish Premier Football League of over £6.5 million, backing the bid for the 2014 Glasgow Commonwealth Games together with ongoing support of the Scottish Commonwealth Games Team.

•                  Supporting the transformation of the Leeds Grand Theatre and Opera North was recognised in the UK Arts & Business Brand Identity Awards.

Restructuring activity

The programme expenditure for the period included the further simplification and streamlining of back office functions and processes. The remaining provision balance at March 2007 was £16 million.

FTE reductions under the programme to date are 1,814 (exceeding the 1,700 target), including an additional 139 reduction during the first half of 2007.

Gross benefits delivered to date are £61 million with £11 million being delivered in the half.

Financial performance of ongoing operations (in local currency) — movement on September 2006 half

Cash earnings increased 5.7% (£7 million) on the prior half reflecting higher income, and flat expenses and charges to provide for doubtful debts.

•                  Net interest income increased 2.0% reflecting the growing momentum of the Financial Solutions Centres and third party distribution despite a managed rate contraction and competitive pressures impacting interest margins. Strong volume growth was partially offset by the effects of changing portfolio mix under the growth strategy which has moved the portfolio toward business lending and mortgages.

•                  Average gross loans and acceptances increased 7.8% on the prior period. Business lending volumes grew by 12.6%. Growth is largely driven by the increasing maturity of the Financial Solutions Centres in the South of England and the completion of work to establish the fully integrated capability of the Financial Solutions Centres in the North. The continuing focus on mortgage lending, primarily through third party distribution, has resulted in a growth of mortgage volumes of 9.3%; comprising 7.7% from integrated Financial Solutions (which includes third party distribution) and 1.6% from the retail network. As predicted, credit card and personal loan balances declined by 1.3% over the half.

•                  Average retail deposit volumes grew 10.4%.  This was driven by the continued momentum in the Financial Solutions Centres, where average deposit growth in the half was up by 19.3%, and the establishment of an international offshore branch in Guernsey in 2006.  These were supported by obtaining a Fitch rating which opened up opportunities in the local government and university sector and by pricing and new product development initiatives.

•                  The net interest margin decreased 25 basis points from 3.41% to 3.16%. As planned within Lending, higher margin personal loans and credit cards have shown a decrease in balances while lower margin mortgage and business lending have shown strong growth.  In addition, non-customer movements, including basis risk, have depressed the margin in the half.

•                  Other operating income has decreased by 1.0%.  However, after adjusting for the impact of Danske Bank A/S transitional service income in the prior half (£14 million, offset by decreased expenses), underlying other operating income increased 6.3%.  Other factors were:

•                  increased profit share income from creditor insurance (£6 million) as this income is received in the first half of the year;

•                  increased income from Tailored Business Loans subject to fair value revaluations of £7 million;

•                  increased income from derivatives generated through management of interest rate risk positions on the balance sheet of £5 million;

•                  incremental gain on sale of “Mastercard” shares of £3 million; offset by

•                  decreased income from property disposals of £10 million.

•                  Operating expenses have decreased 0.6%.  Underlying expenses after adjusting for the impact of Danske Bank A/S transitional service expense (£14 million, offset by decreased other operating income) have increased 3.5%.  Other factors were:

•                  the costs associated with the UK Growth Programme.  These have increased by £16 million reflecting the recruitment and ongoing costs of staff in the Financial Solutions Centres (225 additional staff recruited in the half), additional and full year effect of property associated costs, and advertising and marketing costs;

•                  other inflationary and indirect costs associated with growing a balance sheet (10.9% increase in average interest earning assets over the period) including variable back office processing and risk management costs, as well as annual salary increases.  This was partially offset by:

•                  £11 million of incremental savings from the restructuring initiatives provided for in March 2005; and

•                  a decrease in investment spend, due to project delivery timing, of £11 million.

•                  The charge for doubtful debts remains broadly flat on the September 2006 half.  Additional collective provision charges arising from the increase in business lending volumes has been offset by lower collective provisions in the personal loan and card portfolios as a result of improved arrears management, tightening of lending criteria and lower lending volumes.  The specific provision charge has continued to be impacted by personal loan and credit card write-offs reflecting the deterioration experienced across the UK market.

The cost to income ratio at 58.6% improved by 90 basis points over the half year, reflecting the continued effects of the cost reduction programme.

Financial performance of ongoing operations (in local currency) – movement on March 2006 half

Cash earnings increased 22.6% (£24 million) on the March 2006 half reflecting higher income, lower expenses and slightly lower charges to provide for doubtful debts.

•                  Net interest income increased 6.1%. This reflects the significant growth of the Financial Solutions Centres and third party distribution network despite a managed rate contraction and competitive pressures impacting interest margins. Strong underlying volume growth was partially offset by the changing portfolio mix under the growth strategy toward business lending and mortgages.

•                  Average gross loans and acceptances increased 20.0% on the March 2006 half.  Business lending volumes grew by 27.7% with the increasing maturity of the Financial Solutions Centres in the South of England and the work done to establish the fully integrated capability of the Financial Solutions Centres in the North.  Continued focus on mortgage lending, primarily through third party distribution, has resulted in growth of mortgage volumes of 23.8%; 20.4% from integrated Financial Solutions. Credit card and personal loan balances declined by 5.0% over the year as part of the ongoing strategic plan to reduce exposure in this area;

•                  Average retail deposit volumes grew 20.2%.  This was driven by the continued momentum in the Financial Solutions Centres and the establishment of an international offshore branch in Guernsey in 2006.  These were supported by obtaining a Fitch rating which opened up opportunities in the local government and university sector, and by pricing and new product development initiatives.

•                  The net interest margin decreased 52 basis points from 3.68% to 3.16%.  Within Lending, higher margin personal loans and credit cards have shown a decrease in balances while lower margin mortgage and business lending have shown strong growth.  In addition, non-customer movements, including basis risk, have depressed the margin in the period.

•                  Other operating income has decreased 7.3%.  However, after adjusting for the impact of Danske Bank A/S transitional service income in the prior half (£22 million, offset by decreased operating expenses), underlying other operating income increased 3.0%.  Other factors were:

•                  increased income from Tailored Business Loans subject to fair value revaluations of £8 million;

•                  increased income from derivatives generated through management of interest rate risk positions on the balance sheet of £6 million;

•                  gain on sale of “Mastercard” shares of £6 million; partially offset by

•                  sales proceeds of £6 million in the March 2006 half for the sale of the UK Discretionary Investment management business; and

•                  a £9 million decrease in Wealth Management income.  As a result of lower personal loan sales under the risk strategy and, in addition, as reflected elsewhere in the UK market, there were lower commissions for Payment Protection Insurance.

•                  Operating expenses have decreased 5.5%. Underlying expenses are flat after adjusting for Danske Bank A/S transitional service expense in the prior half (£22 million, offset by decreased other operating income).  Other factors were:

•                  £48 million of incremental savings in the current period from the restructuring initiatives provided for in the March 2005 half;

•                  direct costs associated with the UK Growth Programme.  These have increased by £32 million including the recruitment and ongoing costs of staff in the Financial Solutions Centres (233 additional staff recruited over the period), additional property associated costs, advertising and marketing costs and the full year effect of staff additions and property openings in the prior year; and

•                  other inflationary and indirect costs associated with growing a balance sheet (23.3% increase in average interest earning assets over the period) including variable back office processing and risk management costs, as well as annual salary increases.

•                  The charge for doubtful debts is broadly flat on the March 2006 half.  Additional collective provision charges arising from the increase in business lending volumes has been more than offset by lower collective provisions in the personal loan and card portfolios as a result of improved arrears management, tightening of lending criteria and lower lending volumes.  The specific provision charge has continued to be impacted by personal loan and credit card write-offs reflecting the deterioration experienced across the UK market.

The cost to income ratio of the business improved by 410 basis points over the year, down to 58.6%.

Supplementary Performance Summary (includes ongoing and disposed operations - eg. includes Custom Fleet)

	Half Year to			Fav/ (Unfav) Change on
Australian dollars	Mar 07 $m	Sep 06 $m	Mar 06 $m	Sep 06%	Mar 06%
Net interest income	996	957	883	4.1	12.8
Other operating income	508	558	590	(9.0)	(13.9)
Total income	1,504	1,515	1,473	(0.7)	2.1
Operating expenses	(892)	(902)	(954)	1.1	6.5
Underlying profit	612	613	519	(0.2)	17.9
Charge to provide for doubtful debts	(155)	(156)	(152)	0.6	(2.0)
Cash earnings before tax	457	457	367	-	24.5
Income tax expense	(133)	(134)	(110)	0.7	(20.9)
Cash earnings	324	323	257	0.3	26.1

Pounds sterling	£m	£m	£m	%	%
Net interest income	400	390	374	2.6	7.0
Other operating income	203	227	250	(10.6)	(18.8)
Total income	603	617	624	(2.3)	(3.4)
Operating expenses	(358)	(365)	(405)	1.9	11.6
Underlying profit	245	252	219	(2.8)	11.9
Charge to provide for doubtful debts	(62)	(63)	(65)	1.6	4.6
Cash earnings before tax	183	189	154	(3.2)	18.8
Income tax expense	(53)	(56)	(46)	5.4	(15.2)
Cash earnings	130	133	108	(2.3)	20.4

Management Discussion & Analysis – New Zealand Region

New Zealand Region

Summary – ongoing operations

	Half Year to			Fav/ (Unfav) Change on
Cash earnings	Mar 07	Sep 06	Mar 06	Sep 06	Mar 06
	$m	$m	$m	%	%
New Zealand Region before IoRE	219	185	162	18.4	35.2
IoRE (after tax)	1	1	2	—	(50.0)
Cash earnings	220	186	164	18.3	34.1

Performance Summary – ongoing operations

	Half Year to			Fav/ (Unfav) Change on
Australian dollars	Mar 07	Sep 06	Mar 06	Sep 06	Mar 06
	$m	$m	$m	%	%
Net interest income	425	382	415	11.3	2.4
Other operating income	231	214	162	7.9	42.6
Total income	656	596	577	10.1	13.7
Operating expenses	(304)	(290)	(313)	(4.8)	2.9
Underlying profit	352	306	264	15.0	33.3
Charge to provide for doubtful debts	(24)	(24)	(22)	—	(9.1)
Cash earnings before tax	328	282	242	16.3	35.5
Income tax expense	(108)	(96)	(78)	(12.5)	(38.5)
Cash earnings	220	186	164	18.3	34.1

New Zealand dollars	NZ$m	NZ$m	NZ$m	%	%
Net interest income	483	458	453	5.5	6.6
Other operating income	263	252	178	4.4	47.8
Total income	746	710	631	5.1	18.2
Operating expenses	(346)	(348)	(341)	0.6	(1.5)
Underlying profit	400	362	290	10.5	37.9
Charge to provide for doubtful debts	(27)	(28)	(25)	3.6	(8.0)
Cash earnings before tax	373	334	265	11.7	40.8
Income tax expense	(123)	(113)	(86)	(8.8)	(43.0)
Cash earnings	250	221	179	13.1	39.7

Financial performance highlights

A consistent strategy in a highly competitive banking market, combined with the introduction of a number of new and innovative products continues to position the New Zealand Region for the delivery of sustainable long term growth.  Strong growth for the half year was underpinned by solid volume growth, sound asset quality and a focus on disciplined cost management.

Business developments

•                  Product innovation continues at the Bank of New Zealand (BNZ) with the launch in March 2007 of “Total Money”, a new concept in banking for the New Zealand market. With Total Money, customers can either earn a better interest rate on all their accounts (‘pooling’), or pay less interest on the variable portion of their home loan (‘offsetting’) while only paying a set fee of $10 for up to ten accounts;

•                  BNZ is the only main bank to supplement the protection of both customers’ identity and money by providing an additional layer of security with “NetGuard” (2nd factor authentication) across all Internet Banking channels;

•                  “My Money” $5 monthly fee transaction account (launched October 2006) continues to be very popular with customers; and

•                  BNZ won two awards at the 2007 Sunday Star Times Cannex Banking Awards recognising the best value products in the sector.  The “Ready Money Account” was named as the best high transaction account and the “BNZ American Express Classic Everyday credit card” was named as the best credit card with rewards.

Commitment to the community

•                  ‘Bank of New Zealand Get Organised Auckland’ – New Zealand’s biggest ever garage sale was held at the Auckland Show Grounds in late 2006 to raise funds for our new sponsorship arrangements with Preventing Violence in the Home (a leading violence prevention agency in New Zealand);

•                  Continuing with our aim of raising financial literacy, BNZ has sponsored the Chair of Finance at the University of Canterbury to add to our existing sponsorship of the Chair of Finance at the University of Auckland; and

•                  BNZ’s principal charitable sponsorship, the Bank of New Zealand Save the Kiwi Trust – a collaboration between the Bank and the Department of Conservation, continues to make a significant contribution towards the preservation of the endangered national icon.

Restructuring Activity

•                  Bank of New Zealand’s restructuring activities from the 2005 year are largely complete.

Key Performance Measures – ongoing operations

	Half Year to			Fav/ (Unfav) Change on
	Mar 07	Sep 06	Mar 06	Sep 06	Mar 06
				%	%
Performance & profitability
Return on average assets (annualised)	1.27%	1.19%	1.02%
Cost to income ratio	46.4%	49.0%	54.0%
Cash earnings per average FTE (annualised) (NZ$’000)	111	98	80
Net interest income
Net interest margin	2.51%	2.51%	2.64%
Net interest spread	2.12%	2.14%	2.30%
Average balance sheet (NZ$bn)
Gross loans and acceptances	37.9	35.9	33.7	5.6	12.5
Interest-earning assets	38.7	36.5	34.4	6.0	12.5
Retail deposits	20.5	19.6	18.8	4.6	9.0

	As at
	31 Mar 07	30 Sep 06	31 Mar 06
Full-time equivalent employees (FTE)	4,465	4,505	4,510
Asset quality
Gross impaired assets (NZ$m)	86	58	70
Gross loans and acceptances (NZ$bn)	38.8	36.8	34.6
Gross impaired assets to gross loans and acceptances	0.22%	0.16%	0.20%
Specific provision to gross impaired assets	15.2%	36.1%	32.8%
Market share (%) (1)
Housing	16.2	16.3	16.2
Small Business (2)	20.0	20.0	20.0
Agribusiness	18.3	18.4	17.9
Cards	29.2	30.0	30.6
Retail deposits (personal & business)	18.2	17.9	18.0

(1)       Source RBNZ March 2007 (Registered Banks)

(2)       Source TNS –  Dec  2006 data for SME’s (rolling 12 mth avg)

Financial performance of ongoing operations (in local currency) – movement on September 2006 half

Cash earnings increased 13.1% on the September 2006 half.

Underlying profit increased 10.5% over the September 2006 half, reflecting strong volume growth, stable asset quality and a continued focus on cost management.  This is a very satisfying outcome in an intensely competitive market as we continue to focus on our long term commitment to the overall customer proposition by offering innovative products and services which empower our customers to ‘bank smarter’.

The key drivers of the result included:

•                  Net interest income grew 5.5% reflecting solid volume growth, while net interest margins remained stable.

•                  Whilst competition remains intense, the economic environment has remained buoyant with average lending volumes increasing 5.6% on the September 2006 half year.  Housing volumes increased by 6.0%, business lending by 6.2% and retail deposits by 4.6%.

•                  Net interest margin remained flat with September 2006 at 2.51%. Retail Deposit margins have had the benefit from a 25bp increase in the Official Cash Rate during the current half offset by an increase in wholesale funding and lower margins on the lending book.

•                  Other operating income increased 4.4% on the September 2006 half. The increase is primarily driven by gains in the current half from the sale of “Mastercard” shares ($10m). Underlying customer fee growth was flat as the BNZ continues to introduce simplified fee structures with products such as ‘My Money’, a $5 flat fee transaction account.

•                  Hedge ineffectiveness and fair value movements contributed $62m to other operating income in the March 2007 half, compared to $65m in the September 2006 half.  These gains are primarily attributable to hedge ineffectiveness stemming from fixed rate loans designated within ‘micro’ fair value hedge relationships.

•                  Operating expenses decreased 0.6% on the September 2006 half driven by the timing of personnel and compliance related project spend between the halves.  Underlying costs have been kept flat with annual salary increases offset by on-going cost savings initiatives led by us applying the well ingrained disciplines of Six Sigma and Lean Manufacturing.

•                  The charge to provide for doubtful debts declined $1m. Overall credit conditions remain benign and asset quality sound.  The ratio of gross impaired assets to gross loans and acceptances has increased 6 bps to 0.22% due to one exposure that became impaired during the period.

Financial performance of ongoing operations (in local currency) – movement on March 2006 half

Cash earnings increased 39.7% on the March 2006 half.

Underlying profit increased 37.9% over the March 2006 half driven by growth in net interest income and favourable hedge ineffectiveness and fair value movements, whilst maintaining sound asset quality and robust cost disciplines.

The key drivers of the result included:

•                  Net interest income grew 6.6% reflecting solid volume growth, offset by downward pressure on overall net interest margins.

•                  Average lending volumes increased 12.5% on the March 2006 half, with housing up 12.9% and business lending up 14.1% whilst retail deposits were up 9.0%.  This solid volume performance is a good result in a market characterised by fierce competition as the Bank of New Zealand continues to focus on profitable market share.

•                  Net interest margin declined 13 basis points to 2.51% due to competitive pressures on lending margins combined with product and funding mix changes. Lending margins contributed 8 bps to the decline, mainly due to housing and credit cards.

•                  Other operating income increased 47.8% on the March 2006 half year.  The main driver of the increase is a $74m net change between periods from hedge ineffectiveness and fair value movements combined with proceeds from the sale of “Mastercard” shares ($10m).  Underlying customer fee growth was flat due to the focus on ensuring the customer proposition remains attractive by actively promoting lower cost channels to customers.

•                  Hedge ineffectiveness and fair value movements contributed $62m to other operating income in the March 2007 half, compared to a loss of $12m in the March 2006 half.  This volatility is primarily attributable to hedge ineffectiveness stemming from fixed rate loans designated within ‘micro’ fair value hedge relationships.

•                  Operating expenses increased 1.5% on the March 2006 half as a result of the annual remuneration review, partially offset by efficiency gains from continued use across the organisation of the well established disciplines of Six Sigma and Lean Manufacturing.

•                  The charge to provide for doubtful debts increased $2m on the March 2006 half. Overall asset quality remains sound with the ratio of gross impaired assets to gross loans and acceptances up 2 bps to 0.22%.

Supplementary Performance Summary (includes ongoing and disposed operations - eg. includes Custom Fleet)

Summary

	Half Year to			Fav/ (Unfav) Change on
Cash earnings	Mar 07	Sep 06	Mar 06	Sep 06	Mar 06
	$m	$m	$m	%	%
New Zealand Region before IoRE	219	208	165	5.3	32.7
IoRE (after tax)	1	1	2	—	(50.0)
Cash earnings	220	209	167	5.3	31.7

Performance Summary

	Half Year to			Fav/ (Unfav) Change on
Australian dollars	Mar 07	Sep 06	Mar 06	Sep 06	Mar 06
	$m	$m	$m	%	%
Net interest income	425	374	401	13.6	6.0
Other operating income	231	263	249	(12.2)	(7.2)
Total income	656	637	650	3.0	0.9
Operating expenses	(304)	(297)	(381)	(2.4)	20.2
Underlying profit	352	340	269	3.5	30.9
Charge to provide for doubtful debts	(24)	(24)	(22)	—	(9.1)
Cash earnings before tax	328	316	247	3.8	32.8
Income tax expense	(108)	(107)	(80)	(0.9)	(35.0)
Cash earnings	220	209	167	5.3	31.7

New Zealand dollars	NZ$m	NZ$m	NZ$m	%	%
Net interest income	483	448	438	7.8	10.3
Other operating income	263	312	273	(15.7)	(3.7)
Total income	746	760	711	(1.8)	4.9
Operating expenses	(346)	(359)	(415)	3.6	16.6
Underlying profit	400	401	296	(0.2)	35.1
Charge to provide for doubtful debts	(27)	(28)	(25)	3.6	(8.0)
Cash earnings before tax	373	373	271	—	37.6
Income tax expense	(123)	(126)	(88)	2.4	(39.8)
Cash earnings	250	247	183	1.2	36.6

Management Discussion & Analysis – nabCapital

nabCapital

nabCapital is a global division with its key lines of business comprising Institutional Banking, Corporate Finance, Global Markets and Structuring and Investments. It includes three core regions of Australia (including Americas and Asia), New Zealand and the United Kingdom.

Performance Summary

	Half Year to		Fav/(Unfav) Change on
	Mar 07	Sep 06	Sep 06	Sep 06 Ex FX(1)
	$m	$m	%	%
Net interest income	533	503	6.0	5.8
Other operating income	321	285	12.6	10.9
Total income	854	788	8.4	7.6
Operating expenses	(390)	(399)	2.3	2.5
Underlying profit	464	389	19.3	18.0
(Charge) / Write-back to provide for doubtful debts	(33)	7	large	large
Cash earnings before tax	431	396	8.8	7.8
Income tax expense	(88)	(64)	(37.5)	(34.4)
Cash earnings	343	332	3.3	2.7

	Half Year to		Fav/(Unfav) Change on
	Mar 07	Mar 06	Mar 06	Mar 06 Ex FX(1)
	$m	$m	%	%
Net interest income	533	434	22.8	22.6
Other operating income	321	294	9.2	8.2
Total income	854	728	17.3	16.8
Operating expenses	(390)	(366)	(6.6)	(6.3)
Underlying profit	464	362	28.2	27.3
(Charge) / Write-back to provide for doubtful debts	(33)	17	large	large
Cash earnings before tax	431	379	13.7	13.2
Income tax expense	(88)	(93)	5.4	6.5
Cash earnings	343	286	19.9	19.6

(1)       Change expressed at constant exchange rates.

Financial performance highlights

nabCapital continues to show strong performance in the March 2007 half, with underlying profit increasing 19.3% on the September 2006 half year.  It did so by maintaining a clear focus on developing sustainable income streams and driving efficiency improvements.  However, cash earnings increased 3.3% on the September 2006 half year as the charge for bad and doubtful debts returned to more typical levels.

Business developments

nabCapital’s originate-warehouse-distribute (OWD) operating model provides the framework for the key activities driving nabCapital’s solid performance.  Using a distribution-led origination approach, nabCapital is developing a broader and more sophisticated product suite by creating opportunities for borrower and investor clients.  It repackages those products to match varying levels of risk appetite among investors, and subsequently makes investment opportunities available to the bank’s customers and other investors through an expanding global distribution network.

Against this backdrop, nabCapital benefited from:

•                  the ongoing acceleration of new business initiatives including Acquisition Leveraged Finance in the UK and Securitisation in the US;

•                  improved momentum across key product lines, including increased origination in Corporate Finance in Australia and the UK;

•                  targeted capital growth in Corporate Finance and Institutional Banking;

•                  continuing to develop our global distribution capability; and

•                  the continued management and optimisation of capital.

An ongoing commitment to delivering effective capital markets solutions for its clients saw nabCapital receive a string of awards from industry research houses and journals, as announced during the March 2007 half-year. These included:

•                  Bond House of the Year 2006 – Insto (fourth consecutive year)

•                  Best Leveraged Financing Deal for Myer – Asiamoney

•                  Best Local Bond House 2006 (Finance Asia)

•                  Number one Lead Arranger for Australasian Project Finance Loans 2006 – Dealogic

•                  Number one Underwriter for A$ Bonds 2006 – Thomson Financial

nabCapital was involved in a number of notable transactions for the March 2007 half, including arranging and underwriting Origin Energy’s A$1.2 billion acquisition of Queensland energy retailer, Sun Retail.  In addition, nabCapital was joint lead arranger and underwriter for the ConnectEast project, equity arranger for the Domain SEQ Growth Fund and Pengana European Property Trust, and Sole Lead Manager to Sumitomo Mitsui Banking Corporation (Sydney branch) for a three-year floating rate issue.

nabCapital is supporting its strategic agenda with a series of cultural transformation initiatives aimed at fostering a more collaborative, accountable and innovative workforce. This includes leadership development programs for its high potential employees and future leaders, supported by the forthcoming roll-out of a leadership behaviours model aimed at fostering the attitudes and behavioural attributes among employees that will underpin the successful execution of nabCapital’s strategic agenda for the long term.

nabCapital is also continuing its investment in the ongoing development of the business through the Strategic Investment Program which, over a three-year period, will deliver key technology initiatives to improve product capability, simplicity, flexibility and the cost effectiveness of the business and technology platforms.  This program continues to be on track.

Commitment to the community

nabCapital’s community activity included both industry wide programs and support for employee led initiatives.  Across the business nabCapital has encouraged and supported team-based and individual employee activities.  The establishment of nabCapital’s Carbon Solutions Group aims to help National Australia Bank clients identify and address issues and opportunities relating to carbon emissions trading and pricing frameworks.

Restructuring activity

The restructuring programme remains on track for nabCapital.  The program included initiatives to rebase the Asian and Americas operations, improve operational efficiency and replace the Markets technology platform through the Strategic Investment Program.  FTE redundancies under the program to date are 300 including an additional 39 redundancies in the six months to 31 March 2007.  The remaining provision balance at March 2007 is $41 million.  Total gross benefits of $54 million have been realised from the restructuring program since 2005.  This represents an increase of $3 million in the March 2007 half year.

Key Performance Measures

	Half Year to			Fav/ (Unfav) Change on
	Mar 07	Sep 06	Mar 06	Sep 06	Mar 06
				%	%
Performance & profitability
Return on average Risk Weighted Assets (1) (annualised)	1.14%	1.14%	0.89%
Return on average assets (annualised)	0.43%	0.43%	0.37%
Return on average external assets (annualised)	0.55%	0.55%	0.49%
Cost to income ratio	45.7%	50.6%	50.3%
Cash earnings per average FTE (annualised) ($’000)	319	331	301
Net interest income
Net interest margin	0.74%	0.71%	0.64%
Average balance sheet ($bn)
Core lending (2)	40.0	38.4	37.2	4.2	7.5
Gross loans and acceptances (3)	42.8	41.7	41.7	2.6	2.6
Interest-earning assets – external	107.4	106.4	97.1	0.9	10.6
Interest-earning assets – internal (4)	37.9	34.3	38.5	10.5	(1.6)
Interest-earning assets - total	145.3	140.7	135.6	3.3	7.2

	As at			Fav/ (Unfav) Change on
	31 Mar 07	30 Sep 06	31 Mar 06	Mar 06	Sep 05
				%	%
Spot Balance sheet ($bn)
Risk weighted assets (1)	62.2	58.1	58.8	7.1	5.8

Full-time equivalent employees (FTE)	2,188	2,075	1,944
Asset quality
Gross impaired assets ($m)	98	289	331
Gross loans and acceptances ($bn)	43.8	41.7	41.1
Gross impaired assets to gross loans and acceptances	0.22%	0.69%	0.81%
Specific provision to gross impaired assets	61.7%	20.9%	31.7%

(1)       Risk Weighted Assets are calculated on internal model rather than standard model.

(2)       Core lending includes loans and advances at amortised cost and at fair value.

(3)       Gross loans and acceptances represents core lending and bill acceptances.

(4)       Internal interest-earning assets include short-term funding of the Group’s operations.

Financial performance – movement on September 2006 half

While cash earnings of $343 million increased 3.3% on the September 2006 half, underlying profit was up 19.3%, due to a combination of strong income growth and reduced expenses.

Underlying profit increased by $75m (19.3%) on the September 2006 half year as a result of:

•                  Total income being $66m (8.4%) higher than the September 2006 half year, with net interest income up by 6.0% and other operating income up 12.6%.  The quantum and mix of net interest income and other operating income can vary between periods depending on the nature of deals executed and the Group’s short term funding requirements.

•                  Overall the increase in income was driven by:

•                  the growth in higher yielding businesses, particularly in Corporate Finance;

•                  the sale of a large Project Finance exposure that was classified as non performing in 2004; partially offset by

•                  a large Structured Finance transaction in the September 2006 half.

•                  Operating expenses decreased by 2.3%, mainly due to a reduction in deal and project related legal and consulting costs and lower recharges.  This was partially offset by an increase in personnel costs, including higher incentive payments in line with the improved performance of the business and higher FTEs to support revenue growth and the development of the Strategic Investment Program.

The cost to income ratio improved 490 basis points to 45.7% at March 2007 from increased revenue mainly from the continued expansion of our businesses and cost management.  The cash earnings per average FTE has reduced by 3.6%.  However, after excluding the impact of the abnormally low levels of Bad & Doubtful Debts in the September 2006 half, cash earnings per average FTE increased 5.3%.

The charge for bad and doubtful debts in the March 2007 half is primarily due to increased exposures, while the write-back in the September 2006 half was mainly due to recoveries on facilities that had been provided for in prior periods.

The increase in the effective tax rate for the March 2007 half is mainly due to a lower contribution from Structured Finance transactions.

The return on average risk weighted assets was in line with the September 2006 half notwithstanding the higher charge for bad and doubtful debts.  The increase in our spot risk weighted assets was largely driven by the growth in Corporate Finance, mainly in the UK, and Institutional Banking across most regions.

The increase in net interest margin of 3 basis points was mainly driven by the growth in Corporate Finance, partially offset by a reduction in Markets interest income due to a reduced level of short term funding requirements by the Group.

Average external interest earning assets increased by $1.0 billion (0.9%) primarily as a result of origination activity partially offset by reduced Markets assets. The return on average external assets was flat at 0.55%, with increased cash earnings matched by asset growth.

Asset quality remains strong with 91.9% of exposures assessed as investment grade equivalent (AAA to BBB-) at March 2007.  The level of gross impaired assets has reduced by $191 million mainly due to the sale of a large Project Finance asset that was classified as non performing in September 2004.  This is also a key factor impacting the level of specific provision to gross impaired assets, which has increased from 20.9% at September 2006 to 61.7% at March 2007, and the movement in gross impaired assets to gross loans and acceptances, which reduced from 0.69% at September 2006 to 0.22% at March 2007.

Financial performance – movement on March 2006 half

Cash earnings increased by 19.9% on the March 2006 half reflecting the successful implementation of initiatives introduced to grow income streams, improve efficiency and enhance return on equity.

Underlying profit increased 28.2% on the March 2006 half as a result of the following factors:

•                  Total income increased by $126m on the March 2006 half (17.3% higher).  The key movements were due to:

•                  increased net interest income mainly from origination activity in Corporate Finance; and

•                  higher other operating income mainly due to the profit on sale of a large Project Finance asset that was classified as non performing and improved fee income in line with increased deal flow in both our higher yielding origination and distribution businesses.  This was partially offset by higher hedging costs arising from our capital management activity in the March 2007 half and gains on sale of assets exited in the March 2006 half as part of the strategy to reduce low yielding assets.

•                  Operating expenses have increased 6.6% on the March 2006 half.  This was largely due to higher personnel costs, including increased incentive payments in line with improved business performance, the impact of EBA increases and higher FTEs.  The growth in FTEs was to support revenue generating businesses, the enhancement of the control framework and the investment in the Strategic Investment Program.  The increase in personnel costs was partially offset by a reduction in recharges.

Cost to income ratio has improved 460 basis points to 45.7% at March 2007, mainly due to strong growth in revenue.  This has also been a key contributor to the improvement in the cash earnings per average FTE which has increased by 6.0%.

The charge for Bad & Doubtful Debts for the March 2007 half was largely due to increased exposures compared to a write-back in the March 2006 half driven by the strategy to exit low yielding assets to improve return on equity.

The return on average risk weighted has increased 25 basis points to 1.14% (from 0.89% in March 2006), driven by higher cash earnings and active capital management.  The increase in spot risk weighted assets is mainly from increased Corporate Finance activity.

Average external interest-earning assets increased by $10.3 billion on the March 2006 half.  The increase was driven by strong origination activity in Corporate Finance and Institutional Banking and increased assets in the Markets business to support revenue growth.  The return on average external assets improved 6 basis points to 0.55% mainly due to the robust cash earnings growth for the March 2007 half.

The net interest margin improved 10 basis points mainly due to increased lending to counterparties in Corporate Finance.

Asset quality remains strong with 91.9% of exposures assessed as investment grade equivalent (AAA to BBB-) at March 2007.  The level of gross impaired assets has reduced by $233 million mainly due to the sale of a large Project Finance transaction that was classified as non performing in September 2004.  This is also a key factor driving the improvement in the level of specific provisions to gross impaired assets and gross impaired assets to gross loans and acceptances.

Management Discussion & Analysis – Group Funding and Corporate Centre

OTHER (GROUP FUNDING & CORPORATE CENTRE)

Performance Summary

	Half Year to			Fav/ (Unfav) Change on
Cash Earnings	Mar 07	Sep 06	Mar 06	Sep 06	Mar 06
	$m	$m	$m	%	%
Group Funding	79	83	86	(4.8)	(8.1)
Corporate Centre	(31)	(20)	(22)	(55.0)	(40.9)
Other	48	63	64	(23.8)	(25.0)

Group Funding

Group Funding acts as the central vehicle for movements of capital and structural funding to support the Group’s operations.  This ensures divisional results are not affected by factors related to Group operations and enhances the comparability of divisional performance over time.

Group Funding recorded a surplus for the March 2007 half year of $79 million.

Financial performance – movement on September 2006 half

Compared to the Group Funding surplus of $83 million in the September 2006 half year, the $4 million decrease is primarily due to:

•                  Increased capital returns due to the increase in Tier 1 capital reserves; offset by

•                  Losses from fair valuing of hedges of future cash flows within the Group.

Corporate Centre

Financial performance – movement on September 2006 half

The $11 million increase in Corporate Centre deficit is primarily due to a reallocation of support areas between the regions and Corporate Centre.

SECTION 4

RESULTS FOR THE HALF YEAR ENDED 31 MARCH 2007

REPORT OF THE DIRECTORS

This section is an extract of the National Australia Bank Limited’s half year consolidated financial report and directors report for the six months ended 31 March 2007 lodged with the Australian Securities Exchange as Appendix 4D on 10 May 2007.

Report of the Directors

REPORT OF THE DIRECTORS

The directors of National Australia Bank Limited (hereinafter referred to as the ‘Company’) present their report, together with the financial statements of the Group, being the Company and its controlled entities, for the half year ended 31 March 2007.

In this report, the period commencing 1 October 2006 and ending 31 March 2007 is referred to as the “March 2007 half”  and other half year periods are referred to in a corresponding manner.

The directors of the Company have a significant responsibility with respect to the integrity of external reporting.  This involves reviewing and monitoring, with the assistance of the Audit Committee and management, the processes, controls and procedures which are in place to maintain the integrity of the Group’s financial statements.  Further details of the role of the Board of Directors and its Committees can be found in the Corporate Governance section of the Group’s 2006 Annual Financial Report or on the Group’s website www.nabgroup.com

Directors

Directors in office at the date of this report are:

Michael A Chaney
Chairman since September 2005 and Director since December 2004

Patricia A Cross
Director since December 2005

Peter JB Duncan
Director since November 2001

Ahmed Fahour
Director since October 2004

Daniel T Gilbert
Director since September 2004

Thomas (Kerry) McDonald
Director since December 2005

Paul J Rizzo
Director since September 2004

Jillian S Segal
Director since September 2004

John M Stewart
Director since August 2003. Managing Director and Group Chief Executive Officer since February 2004

John G Thorn
Director since October 2003

Geoffrey A Tomlinson
Director since March 2000

Michael J Ullmer
Director since October 2004

G Malcolm Williamson
Director since May 2004

Rounding of Amounts

Pursuant to Class Order 98/100 made by the Australian Securities and Investments Commission on 10 July 1998, the Company has rounded off amounts in this report and the accompanying financial statements to the nearest million dollars, except where indicated.

Review of Operations and Group Results

Profit before Income Tax Expense

Group profit before income tax expense increased 9.5% to $4,032 million from the September 2006 half, and increased 12.2% from the March 2006 half.

Net Profit attributable to members of the Company

Financial performance – movement on September 2006 half

Net profit attributable to members of the Company of $2,136 million for the half year ended 31 March 2007, decreased $262 million or 10.9% compared with the half year ended 30 September 2006. This result was largely impacted by the one-off items set out below. Taking these items into account, net profit improved during the March 2007 half.

The September 2006 half year result included the impacts of the accounting profit after tax of $171 million on the sale of the Group’s Custom Fleet business, accounting loss after tax of $63 million on the sale of the Group’s MLC Asia businesses and $117 million earnings up to their dates of sale of 31 July 2006 and 8 May 2006 respectively.

The above performance included:

•                  Net interest income increased by $289 million or 6.4%. This reflects lending and deposit growth and the maintenance of the overall Group net interest margin, which increased 2 basis points to 2.33%.

•                  Net life insurance income increased by $557 million reflecting strong equity market conditions globally, particularly Australian equity markets.

•                  Gains less losses on financial instruments at fair value decreased by $11 million or 4.1% mainly due to reduced trading income from securities and derivatives of $44 million, offset by a $35 million increase in net fair value movements of assets and liabilities at fair value and the derivatives matched against them, plus the impact of hedge ineffectiveness.

•                  Other operating income decreased by $348 million or 15.3% to $1,925 million.  Excluding the impact of the disposed entities from the September 2006 half, other operating income decreased by $102 million or 5.0% primarily reflecting:

•                  decreases in: Profit on sale of property, plant and equipment and other assets of $26 million and Investment management fees of $25 million and increased losses on Revaluation of exchangeable capital units of $107 million; offset by

•                  an increase in Fees and commissions of $88 million.

•                  Operating expenses decreased by $52 million or 1.4% to $3,643 million.  Including the ongoing costs of the Group’s defined benefit pension plans in the September 2006 half (refer to note 3) operating expenses decreased by $66 million or 1.8%.  Excluding the impact of disposed operations from the September 2006 half, operating expenses were held broadly flat, decreasing by $18 million or 0.5%.  This is driven by:

•                  decreases in: Other general expenses of $58 million, Professional fees of $44 million, and Fees and commissions expense of $10 million due to cost control and efficiency initiatives;

•                  decreased Depreciation on leased vehicle assets of $33 million due to cessation of depreciation on assets classified as held for sale; offset by

•                  an increase in Personnel expenses of $165 million (8.5% growth), driven by EBA increases, an increase in the number of staff and higher performance based remuneration.

•                  Charge to provide for doubtful debts increased by $54 million or 16.1% to $390 million. The increase was primarily due to deterioration identified in specific consumer segments in Australia, volume growth and a reduction in the level of write backs.

Financial performance – movement on March 2006 half

Net profit attributable to members of the Company of $2,136 million for the half year ended 31 March 2007, increased by $142 million or 7.1% compared with the half year ended 31 March 2006.

The March 2006 half year result included one off income of $270 million after tax in respect of past service revenue arising out of reform made to the UK defined benefit pension fund, offset by an on-going expense of the Group’s UK defined benefit plans of $38 million after tax.

Excluding these items net profit for the half year ended 31 March 2007 increased $374 million or 21.2% compared with the half year ended 31 March 2006.

The above performance included:

•                  Net interest income increased by $591 million or 14.1%.  This reflects lending and deposit growth and the maintenance of the overall Group net interest margin, which increased by 2 basis points to 2.33%.

•                  Net life insurance income increased by $226 million or 25.9% reflecting strong equity market conditions globally, particularly Australian equity markets.

•                  Gains less losses on financial instruments at fair value increased by $54 million or 26.6% mainly due to higher net fair value movements of assets and liabilities at fair value and the derivatives matched against them, plus the increased hedge ineffectiveness of $161 million, offset by reduced trading income from securities and derivatives of $114 million.

•                  Other operating income decreased by $221 million or 10.3% to $1,925 million.  Excluding the impact of the disposed entities from the March 2006 half, other operating income increased by $158 million or 8.9% primarily reflecting:

•                  increases in: Investment management fees of $55 million from wealth management activities and Loan fees from banking of $41 million, and reduced losses on Revaluation of exchangeable capital units of $77 million; offset by

•                  a decrease in and Fees and commissions of $10 million.

•                  Operating expenses decreased by $241 million or 6.2% to $3,643 million. Including the ongoing costs of the Group’s defined benefit plans of $54 million (refer to note 3), operating expenses fell $295 million or 7.5%. Excluding the impact of disposed operations, operating expenses increased $4 million or 0.1% reflecting:

•                  increased Personnel expenses of $157 million (8.0% growth) as a result of increases in performance based remuneration and EBA related increases; offset by

•                  decreases in: Charge to provide for operational risk event losses of $71 million, Other general expenses of $34 million and Depreciation on leased vehicle assets of $34 million.

•                  Charge to provide for doubtful debts increased by $120 million or 44.4% to $390 million. The increase was primarily due to the deterioration identified in specific consumer segments in Australia and the United Kingdom from the March 2006 half, and a return to normal provisioning levels.

Average Interest Earning Assets

Volumes by Division

Average interest-earning assets including	Half year to			Fav/ (Unfav) Change on Sep 06
disposed operations	Mar 07	Sep 06	Mar 06%		Ex FX %(1)
	$m	$m	$m
Australian Banking	222,826	209,078	194,533	6.6	6.6
UK Region	63,283	55,260	48,312	14.5	10.9
New Zealand Region	34,032	31,893	31,525	6.7	6.1
nabCapital	145,348	140,707	135,613	3.3	2.5
Other (2)	(53,268)	(49,676)	(45,863)	(7.2)	(3.5)
Group average interest-earning assets	412,221	387,262	364,120	6.4	6.1

(1)       Change expressed at constant foreign exchange rates.

(2)       Other includes the Wealth Management and Asia regional operations, Group Funding, Corporate Centre and Inter-divisional eliminations.

Average interest-earning assets increased $24,959 million, or 6.4% on the September 2006 half year.  This was driven primarily by a $22,741 million increase in loans and advances and $4,480 million in bill acceptances.

Adjusting for disposed operations, average interest-earning assets increased $25,141 million, or 6.5% on the September 2006 half year.  Key factors contributing to this outcome were:

•                  Australian Banking average business lending increased 10.7% on the September 2006 half year, whilst growth in mortgage volumes slowed to 3.1%, particularly in the broker channel;

•                  Average housing loans in UK Region increased 9.3% at constant exchange rates on the September 2006 half year, largely driven by the growing momentum of the Financial Solutions Centres and the continued growth of the Third Party Distribution channel.  Average business lending volumes grew 12.6% at constant exchange rates, whilst credit cards and personal loans declined 1.3% over the half;

•                  In New Zealand’s intensely competitive market, average mortgage and business lending increased by 6.0% and 6.2% respectively, at constant exchange rates on the September 2006 half year; and

•                  nabCapital’s average core lending (which includes loans at amortised cost and fair value) increased 4.2% on the September 2006 half year due to the growth in origination activity in higher yielding businesses.

Bill acceptances increased $4,480 million, or 11.2% as business customers continued to favour this product due to favourable pricing and flexibility.

Net Interest Margin

Group net interest margin increased 2 basis points to 2.33% on both the September 2006 and March 2006 half years.

Excluding disposed operations in previous periods, Group net interest margin remains flat on the both the September 2006 and March 2006 half years.

Segment net interest margin movements on the September 2006 half year, on an ongoing basis are summarised as follows:

•                  Australian Banking margin increased by 2 basis points, with higher deposit margins due to pricing, offset by lending margin contraction and portfolio mix impacts (mainly deposits);

•                  UK Region margin declined by 25 basis points and reflects the planned shift from higher margin credit card and personal lending to lower margin products;

•                  NZ Region margin remained steady over the half.  The benefit of the recent 25 basis points rise in the Official Cash Rate on deposit margins has been offset by lower lending product margins and an increased reliance on wholesale funding;

•                  nabCapital’s margin increased by 3 basis points due to increased lending to higher yielding businesses and was partly offset by lower income in Markets as a result of the Group’s reduced level of short term funding requirements; and

•                  Group Funding’s net interest income has remained flat compared to the September 2006 half, with increased capital returns offset by increased capital benefit distributed to regions.

As a result, on a weighted basis, the key contributors to the Group’s 2 basis point net interest margin increase were Australian and New Zealand Regions due to strong volume growth at steady margins in the March 2007 half year and the sale of Custom Fleet in the September 2006 half year, offsetting the managed reduction of UK Region margins.

Asset Quality

Summary

•                  Sound lending growth continues, broadly in line with system growth over the period.

•                  Underwriting standards have been maintained with themed credit portfolio reviews & portfolio stress testing being undertaken in each region on an ongoing basis.

•                  Globally, softer economic conditions that emerged in the September 2006 half are continuing.

•                  Increased delinquencies in the Australian region in home loans and personal credit continue to be actively managed.  UK region personal credit delinquencies have stabilised in the face of industry wide bankruptcies during the period.

•                  The level of business lending specific provision charge, while increasing continues to remain at cyclically low levels with no new nabCapital specific provisions charges in the March 2007 half.

•                  Bad and Doubtful Debt charge has increased by 16.1% on the September 2006 half.  This is the result of softening economic conditions and a reduction in the level of write backs in the current half. The total charge is within expectations for this point in the credit cycle.

•                  The Australian agribusiness portfolio remains robust despite the continuing drought.  The sector represents a small proportion (3.3%) of gross loans & acceptances and is generally well secured.

Growth and Asset composition

The volume of gross loans and acceptances for the Group grew by 5.7% in the March 2007 half to $366,502 million (13.7% year on year).  Sound growth was recorded in all regions.

Growth in the Australian region is reflective of initiatives undertaken during the financial year ended 30 September 2006 in Business & Private banking.  Market share leadership in the business segment is being maintained (Source: RBA Financial Aggregates/NAB – data as at March 2007).  Growth in Australian region housing loans has lagged system, the result of a slowing broker channel and subdued growth in NSW.

Growth in UK region business lending, in local currency terms, was 1.3 times business credit system growth over the past 12 months.  The integrated Financial Services distribution strategy continues to produce strong volume growth, particularly in the business credit segments.

Growth in the New Zealand region was predominantly in housing and agribusiness sectors, with business growth showing signs of a recovery late in 2006.

Against the background of this growth, softening economic conditions have seen an increase in counterparties requiring specialised review.  A comprehensive portfolio review undertaken during the March 2007 half confirmed that acceptable file management and early detection of troubled loans continues to occur, with no systemic issues evident at this time.

The Group lending portfolio composition for the March 2007 half remained in line with the September 2006 financial year end position.

Trends in the ratings of non-retail exposures and security

As foreshadowed in the September 2006 profit announcement released to the Australian Securities Exchange on 3 November 2006, the Bank has commenced measuring its loan portfolio based upon Expected Loss methodology, as part of enhancements relating to the implementation of the Basel II Capital Accord.  This methodology takes into account not only the probability of default, but also exposure at default and loss given default.  To support this approach, new models for customer risk score (probability of default) and security (loss given default) were launched in the Australian region during the 3 months to 31 December 2006.  Each model provides increased granularity with the customer risk score moving from 16 to 25 grades and security from 4 to 10 grades.  The models will be progressively implemented in the other business segments during 2007.

Based upon Expected Loss methodology, the volume of non-retail investment grade equivalent (AAA to
BBB-) exposures in the Australian region is 66.6%.  This is in line with pre-release model testing and analysis and management expectations.

The volume of non-retail investment grade equivalent (AAA to BBB-) exposures in the UK, New Zealand and nabCapital regions collectively declined by 2.2% to 78.8%, largely within nabCapital.  This reduction is in line with nabCapital’s business strategy of targeting higher yielding assets.

The Group makes accounting adjustments to equate to the expected loss methodology in order to comply with accounting standards.

The Group considers a loan to be well secured where bank security is greater than 100% of the exposure.

The proportion of non-retail portfolio well-secured facilities during the March 2007 half decreased by 1.2% to 49.0%.  The majority of this reduction occurred in the Australian region business lending portfolio and is in accordance with the Australian region’s credit setting strategy. The portfolio structure continues to be closely monitored with some increases in facilities warranting specific review.

Non Impaired Assets 90 days past due

Non impaired 90 days past due facilities consist of well-secured assets that are more than 90 days past due and portfolio-managed facilities that are not well secured and between 90 and 180 days past due.

The proportion of 90 days past due loans to gross loans and acceptances in the March 2007 half deteriorated by 2 basis points to 0.24% when compared to the September 2006 half, in part driven by seasonal factors and softening economic conditions in NSW.  The result is a 6 basis point improvement to the March 2006 half.  The volume of 90 days past due loans rose by $101 million to $865 million in the March 2007 half ($963 million in the March 2006 half).

Impaired Assets

Impaired assets consist of retail loans (excluding credit card loans and portfolio managed facilities) which are contractually past due 90 days with security insufficient to cover principal and arrears of interest revenue; non retail loans which are contractually past due and there is sufficient doubt about the ultimate collectability of principal and interest; and impaired off-balance sheet credit exposures where current circumstances indicate that losses may be incurred.  Unsecured portfolio managed facilities when they become 180 days past due, and loans where some concerns exist as to the ongoing ability of the borrowers to comply with the present loan repayment terms, are classified as impaired assets.

The ratio of gross impaired assets to gross loans and acceptances remained relatively stable, at 0.29% compared to 0.30% in the September 2006 half (0.31% in the March 2006 half).

Gross impaired assets increased $14 million in the March 2007 half to $1,071 million ($984 million in the March 2006 half).  Excluding the impact of the exit of one large nabCapital exposure, gross impaired assets increased by $202 million during the March 2007 half year.  The increases were in the Australian region ($141 million, predominantly well secured), attributable to economic conditions being experienced in NSW; the UK region ($42 million), the movement being in line with longer run average impaired asset ratios; and New Zealand region ($24 million), with a single well secured exposure contributing to the majority of the increase.  There were no new impaired assets added in nabCapital during the current half year.

The combined level of 90 days past due and impaired assets to gross loans and acceptances has remained stable over the March 2007 half at 0.53% (0.60% in the March 2006 half).

The ratio of 90+ day delinquencies (i.e. 90 days past due and impaired retail assets) to total retail lending increased to 0.72% in the March 2007 half from 0.62% in the September 2006 half (0.63% in the March 2006 half).

Home loan delinquencies together with unsecured personal credit delinquencies in the Australian region reflect continued softening economic conditions (particularly NSW), contributing to higher 90+ day delinquencies. This position is being actively managed through improved collections processes and comprehensive portfolio reviews that commenced in the latter half of the year to 30 September 2006.

Unsecured personal credit delinquencies in the UK region have stabilised in the face of high industry wide bankruptcies. This reflects enhancements to arrears management and changes to customer scorecards (scorecards are a decision model incorporating algorithms that calculates a customer risk score, the outcome of which is used in the credit assessment process).

The gross 12-month rolling write off rate for the Group’s retail portfolio increased slightly (one basis point) to 0.32% compared to the year ended 30 September 2006. The write off rate for housing remains negligible.

Bad & Doubtful Debt Charge

The total charge for bad and doubtful debts grew by $54 million (16.1%) to $390m when compared to the September 2006 half.

The majority of the total charge for the March 2007 half relates to the retail credit portfolios, which is consistent with the experience in the September 2006 half.

Growth in the charge is the result of softening economic conditions and a reduction in the level of write backs in the March 2007 half. The total charge is within expectations for this point in the credit cycle.

Consistent with the year to 30 September 2006, the charge for the Group remains at historically low levels.

The increase in the specific provision charge reflects lower write backs in the business portfolio and none in nabCapital.

The increase in the collective provision charge over the March 2007 half reflects strong business credit growth across the Group, together with deteriorating trends within the Australian retail banking segment.  New Zealand region charge levels are relatively flat on the September 2006 half.

UK region charge levels have improved with lower collective provisions in the personal loan and cards portfolios offsetting growth in the collective provision charge relating to the increase in business lending volumes.

nabCapital collective provision charge growth of $23 million mainly relates to increased exposures primarily in UK and Australia.

Net Write Offs

The proportion of net write offs to gross loans and acceptances decreased by 1 basis point ($51 million) over the March 2007 half to 0.08%. The levels of net write offs continue to be at acceptable levels for this point in the economic cycle.

The majority of the net write offs during the March 2007 half occurred in the Australian and the UK regions’ unsecured personal credit segment. Enhanced arrears management activities that commenced in the second half of the financial year ended 30 September 2006 continue to be reviewed and refined.

Provisioning coverage

The Group’s specific provision to gross impaired asset coverage for the March 2007 half improved 80 basis points to 18.2%. Total provision coverage of impaired assets also improved from 204.0% to 210.7%.

The movement of both ratios was influenced by the exit of a large exposure without specific provision in the March 2007 half, partly offset by the growth in impaired assets.

The majority of growth in impaired assets in the Australian region has been confined to NSW.  Typically these assets have been well secured housing and business loans, with only small specific provisions recorded against them.

The UK region experienced small increases in impaired assets across a broad range of customers, similarly these assets typically are well secured and require only small specific provisions.

The Group’s ratio of collective provisions to credit risk weighted assets is 0.63% and has remained stable in the March 2007 half (0.65% in the September 2006 half).

Taxation

Total income tax expense for the March 2007 half of $1,231 million, was $438 million or 55.2% higher than the September 2006 half, however was $110 million or 8.2% lower than the March 2006 half.  This reflects movements in the taxation expense attributable to the statutory funds of the life insurance business.

The effective income tax rate excluding statutory funds attributable to the life insurance business for the March 2007 half of 29.9% compares to 28.7% for the September 2006 half and 31.2% for the March 2006 half.

There were no significant tax items during the 2006 year or during the current half that has affected the Group’s effective income tax rate excluding statutory funds attributable to the life insurance business.

The higher income tax expense for the March 2007 half compared to the September 2006 half reflects higher operating profits before tax in all of the Group’s business segments and increased tax expense attributable to the statutory funds of the life insurance business.  The income tax expense arising in the statutory funds of the life insurance business for the current half amounted to $387 million compared to an income tax benefit of $102 million during the September 2006 half.  This is mainly due to increased policyholder tax expense reflecting growth in policyholder investment earnings in the March 2007 half compared to the September 2006 half.  The quantum of income tax expense attributable to the statutory funds of the life insurance business is also impacted by Wealth Management products and activities, to which a wide range of tax rates are applied.

The lower income tax expense for the March 2007 half compared to the March 2006 half was also as a result of the significant variability that occurs in the policyholder tax expense that is included in the Group’s total tax expense.

For details of the Group’s contingent tax liabilities refer to note 14 of the Financial Report.

Balance Sheet

Total assets at 31 March 2007 increased to $508,835 million from $484,785 million at 30 September 2006 and $459,213 million at 31 March 2006.  Excluding the impact of exchange rate movements, total assets grew $27,861 million or 5.8% during the March 2007 half.

The increase in total assets during the half was mainly driven by the growth in loans and advances (including loans accounted for at fair value), customer acceptances and life insurance business investments.

Total liabilities at 31 March 2007 increased to $479,268 million from $456,813 million at 30 September 2006 and $433,151 million at 31 March 2006.  Excluding the impact of exchange rate movements, total liabilities grew $25,228 million or 5.6% during the March 2007 half.

The increase in total liabilities during the March 2007 half was mainly driven by the growth in deposits and other borrowings (including deposits accounted for at fair value), liability on acceptances, life policy liabilities and bonds, notes and subordinated debt.

Total equity at 31 March 2007 increased to $29,567 million from $27,972 million at 30 September 2006 and $26,062 million at 31 March 2006.  The increase in total equity during the March 2007 half was primarily driven by the conversion of exchangeable capital units to ordinary shares amounting to $1,331 million, partly offset by the share buy back of $654 million, as well as an increase in retained profits amounting to $798 million, reflecting the net profit for the period less dividends and distributions paid during the half.

Further discussion on the significant movements in categories of the balance sheet follows:

Lending

	As at			Fav/(Unfav) Change on
	31 Mar 07	30 Sep 06	31 Mar 06	Sep 06	Mar 06
	$m	$m	$m	Ex FX %	Ex FX %
Housing
Australia	134,237	129,423	123,860	3.7	8.4
UK	24,785	23,976	20,891	6.5	19.0
New Zealand	19,273	17,818	16,431	6.9	13.3
Asia	665	545	502	31.7	49.4
Total housing	178,960	171,762	161,684	4.5	10.4

Term lending (1)	95,077	88,477	80,663	8.4	17.6
Other lending (1)	46,513	44,724	42,805	5.7	9.3
Bill acceptances	45,952	41,726	37,266	10.1	23.3
Total lending (gross loans & acceptances)	366,502	346,689	322,418	6.3	13.5

(1)       Includes loans accounted for at fair value of $17,832 million as at 31 March 2007, $16,774 million as at 30 September 2006 and $14,396 million as at 31 March 2006. On the balance sheet, these amounts are included within other financial assets at fair value.

Housing lending has increased by $7,198 million or 4.5% (excluding foreign exchange movements) from the September 2006 half and by $17,276 million or 10.4% (excluding foreign exchange movements) from the March 2006 half.  This increase primarily reflects continued growth in residential mortgage lending across all business segments.

In Australia, housing lending increased by 3.7% from the September 2006 half and by 8.4% from the March 2006 half, reflecting the relative weakness of the New South Wales economy and a reduction in the amount of business through third party channels.  The housing lending growth reflects both variable rate products (including 100% offset accounts) as well as fixed rate-lending products as borrowers lock in interest rates during a rising interest rate environment.

In the UK, housing lending increased by 6.5% (excluding foreign exchange movements) from the September 2006 half and by 19.0% (excluding foreign exchange movements) from the March 2006 half, reflecting continued growth and maturity across the Financial Solution Centres (with the opening, upgrading and relocation of more centres over the past 12 months), strong growth in the third party distribution channel and the branch network.  The UK is continuing to successfully implement its strategy of increasing housing lending and other targeted volume growth expansion strategies, with significant growth in variable rate lending, particularly the highly promoted offset mortgages product offerings.

In New Zealand, housing lending increased by 6.9% (excluding foreign exchange movements) from the September 2006 half and by 13.3% (excluding foreign exchange movements) from the March 2006 half.  Although operating in an intensively competitive New Zealand banking environment, lending volumes grew during the March 2007 half.  This was driven by sound systems growth in fixed rate housing loans as borrowers lock in interest rates during a rising interest rate environment, and the continued success of Bank of New Zealand’s targeted home loan strategy, and other pricing initiatives and promotional campaigns.

Term lending has increased by $6,600 million or 8.4% (excluding foreign exchange movements) from the September 2006 half and by $14,414 million or 17.6% (excluding foreign exchange movements) from the March 2006 half.  Term lending volumes have grown in the Group’s business segments during the year, reflecting a combination of continued strong economic conditions in all business segments, good lending growth in Australia, continued growth and maturity in the UK across the Financial Solution Centres and New Zealand’s core strength in business banking.

Bill acceptances increased by $4,226 million or 10.1% from the September 2006 half and by $8,686 million or 23.3% from the March 2006 half year.  Excluding acceptances repurchased by the Company, volumes have grown 11.1% over the half as bill acceptances continue to be a product favoured by business customers due to favourable pricing and flexibility.

Marketable Debt Securities

Marketable debt securities (trading, available for sale and held to maturity investments) amounted to $16,870 million at 31 March 2007 and have remained relatively consistent with the balances at 30 September 2006 and 31 March 2006, of $16,621 million and $16,225 million respectively.

Life insurance business investments and life policy liabilities

Life insurance business investments increased by $4,272 million or 7.8% during the March 2007 half to $59,056 million from $54,784 million at 30 September 2006 and by $4,983 million or 9.2% from $54,073 million at 31 March 2006.  The continued increase during the March 2007 half in life insurance business investments primarily reflects continued strong equity market conditions in relevant markets, particularly Australian equity markets, as well as growth in funds under management.

The increase in life insurance business investments was largely offset by an increase in life policy liabilities as the movement in investment assets primarily reflects returns made on policyholder contributions to the investment linked businesses.  As a result, life policy liabilities have increased by $3,905 million or 8.4% to $50,380 million from $46,475 million at 30 September 2006 and by $4,034 million or 8.7% from $46,346 million at 31 March 2006.

Deposits and other borrowings

Total deposits and other borrowings (including deposits and other borrowings at fair value) increased by $2,544 million or 2.1% (excluding foreign exchange movements) during the March 2007 half to $235,443 million from $232,899 million at 30 September 2006 and by $19,137 million or 9.4% (excluding foreign exchange movements) from $216,306 million at 31 March 2006.

Total deposits (including deposits at fair value) increased by $5,998 million or 3.9% (excluding foreign exchange movements) during the March 2007 half to $213,743 million from $207,745 million at 30 September 2006 and by $23,438 million or 12.6% (excluding foreign exchange movements) from $190,305 million at 31 March 2006.

This continued increase reflects sound growth in retail deposit volumes (i.e. on-demand and short-term deposits) in all business segments, as well as term deposit growth in Australia, UK and New Zealand.  In Australia, growth has resulted from the continued success of the Business Cash Maximiser and iSaver products that were introduced in late 2005.  Growth in the UK region was primarily in retail and term deposits; this resulted from the continued expansion and maturity of the Financial Solutions Centres across South East England, and improved sales focus and pricing initiatives.  The increase in on-demand and short-term deposits and term deposits has been partly offset by a decrease in certificates of deposits and borrowings (mainly in Australia), primarily reflecting the Group’s strategy of reducing its reliance on wholesale borrowings and lengthening its debt maturity profile.

Bonds, notes and subordinated debt

Bonds, notes and subordinated debt increased by $5,732 million or 8.8% during the March 2007 half to $70,738 million from $65,006 million at 30 September 2006 and by $15,016 or 26.9% from $55,722 million at 31 March 2006.  The continued increase during the year substantially reflects the issuance undertaken to fund asset growth and strengthen the balance sheet structure.  This is achieved through utilising various debt issuance programs available to the Group.

Clydesdale Bank PLC and Bank of New Zealand have continued to issue debt under the Group’s US$75 billion global medium term program.  Issuing by these entities in their own name, unguaranteed by National Australia Bank Limited, has continued to increase the Group’s access to a diverse and liquid investor base within the global capital markets.

Capital Position

Capital ratios and risk-weighted assets are set out below:

	Target	As at
	Ratio (1)	31 Mar 07	30 Sep 06	31 Mar 06
	%	%	%	%
ACE ratio	4.25 – 5.0	5.46	5.35	5.77
Tier 1 ratio	6.25 - 7.0	7.33	7.35	8.05
Total capital ratio	10.0 -10.5	10.51	10.81	10.73

	As at
	31 Mar 07	30 Sep 06	31 Mar 06
	$m	$m	$m
Risk-weighted assets – credit risk	327,027	304,771	288,350
Risk-weighted assets – market risk(2)	3,430	13,552	13,474
Total risk-weighted assets	330,457	318,323	301,824

(1)       The target ACE and Tier 1 capital ratios were revised during the second half of 2006. The previous targets were ACE of 4.75% to 5.25% and Tier 1 of 7.0% to 7.5%.

(2)       APRA re-accredited the Group’s internal method to calculate the market risk component of risk-weighted assets during the March 2007 half.

Capital movements during the period

The Group’s ACE and Tier 1 ratios remain above the top end of the target ranges. The marginal decrease in the Tier 1 ratio reflected the growth in credit risk weighted assets and the impact of the on-market share buyback, offset by exchangeable capital unit (EXCAP) conversions and the return to the internal method to calculate the market risk component of risk-weighted assets. The increase in the ACE ratio reflects lower total capital deductions which do not impact Tier 1 capital. The total capital ratio was supported by subordinated debt issuance of approximately $0.5 billion by Clydesdale Bank PLC during the March 2007 half.

During the March 2007 half year the Group purchased $164 million shares on-market to neutralise the capital impact of shares issued under the dividend reinvestment plan and various employee share plans.  It is intended to repeat this capital neutralisation strategy in the September 2007 half.

In addition, the Group successfully completed a $500 million on-market share buy-back during the March 2007 half and extended the buy-back by $700 million.  Overall, 16.3 million shares were bought back by 31 March 2007 at an average price of $40.18, resulting in a reduction in ordinary equity of $654 million.  The remaining $546 million is expected to be bought back in the September 2007 half.

During the March 2007 half, APRA closed the remaining remedial actions associated with the foreign exchange options trading issue.  Therefore, APRA approved the return to the use of the internal method to calculate the market risk component of risk-weighted assets from 1 January 2007.

The conversion of ExCaps into ordinary shares during the March 2007 half, increased the ACE and Tier 1 ratios by $658 million.  This brought the total ExCaps conversions at 31 March 2007 to $1,255 million.

Other Matters

Change to credit rating

During the March 2007 half the Group’s long term credit rating was raised by Standard & Poor’s to ‘AA’ from ‘AA-’ with short-term ratings affirmed at ‘A-1+’.

Statement of position regarding Office of Fair Trading (OFT) investigation

In the United Kingdom the OFT intends to conduct an enquiry into the pricing of current accounts. The timescales for this investigation are currently uncertain and there is a possibility that it may result in wider consumer claims being received by the United Kingdom banking industry as a whole.

New York Stock Exchange delisting and US Securities and Exchange Commission deregistration

On 10 May 2007, the Group notified the New York Stock Exchange (NYSE) of its intention to withdraw the listing of its American Depositary Shares, evidenced by American Depositary Receipts, and the underlying ordinary shares from the NYSE.

This is another step in the Group’s simplification programme and continues the Group’s review of foreign listings and follows the delisting from the London Stock Exchange and Tokyo Stock Exchange during the 2006 calendar year, as well as reducing administrative burdens and costs.

On 5 April 2007, the US Securities and Exchange Commission (SEC) published final rules that will make it easier for foreign companies, such as the National, to terminate their SEC registration.  These rules will become effective on 4 June 2007.  The Group proposes to deregister from the SEC once those rules become effective.

Conversion of Exchangeable Capital Units

Following the 10-year anniversary of the issue of the ExCaps, the Group announced a final redemption date of 26 March 2007.  ExCaps converted by unitholders have been or will be redeemed through the issue of ordinary shares throughout the 10-year period.  Any unconverted units were redeemed with cash by the Group at a rate of US$25.4648, being capital of US$25 plus interest.

Australian Stock Exchange Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations

Consistent with recommendations 4.1 and 7.2 of the ASX Principles of Good Corporate Governance and Best Practice Recommendations, the Group Chief Executive Officer and the Group Chief Financial Officer, have provided the Board with a written statement that the accompanying Financial Report for the period ended 31 March 2007 represents a true and fair view, in all material respects, of the Company’s financial condition and operational results as at 31 March 2007 and its financial performance for the half year ended 31 March 2007. The statement also confirms that the Financial Report has been prepared in accordance with relevant accounting standards and the Corporations Act 2001 (Cth), and is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board, and that the Company’s risk management and internal compliance and control system is operating efficiently and effectively in all material respects.

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required by section 307C of the Corporations Act 2001 (Cth) is set out on the following page and forms part of this report.

Directors’ signatures

Signed in accordance with a resolution of the directors:

Michael A Chaney	John M Stewart
Chairman	Group Chief Executive Officer
10 May 2007

Auditor’s Independence Declaration to the Directors of National Australia Bank Limited

In relation to our review of the half year financial report of National Australia Bank Limited for the half year ended 31 March 2007, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

SJ Aldersley
Partner

Melbourne
10 May 2007

Liability limited by a scheme approved under
Professional Standards Legislation.

SECTION 5

RESULTS FOR THE HALF YEAR ENDED 31 MARCH 2007

FINANCIAL REPORT

This section is an extract of the National Australia Bank Limited’s half year consolidated financial report and directors report for the six months ended 31 March 2007 lodged with the Australian Securities Exchange as Appendix 4D on 10 May 2007.

Consolidated Income Statement

CONSOLIDATED INCOME STATEMENT

		Half Year to
	Note	Mar 07	Sep 06	Mar 06
		$m	$m	$m

Interest income		14,590	13,362	12,191
Interest expense		(9,807)	(8,868)	(7,999)
Net interest income		4,783	4,494	4,192

Premium and related revenue		383	427	460
Investment revenue		4,883	1,399	4,976
Claims expense		(234)	(303)	(262)
Change in policy liabilities		(3,530)	(565)	(3,891)
Policy acquisition and maintenance expense		(392)	(401)	(390)
Investment management expense		(10)	(14)	(19)
Net life insurance income		1,100	543	874

Gains less losses on financial instruments at fair value	3	257	268	203
Other operating income	3	1,925	2,273	2,146
Net profit from the sale of controlled entities		—	196	—
Significant revenue
Pensions revenue/(expenses)	3	—	(14)	333
Net profit from the sale of National Europe Holdings (Ireland) Limited		—	15	—
Total other income		2,182	2,738	2,682

Personnel expenses	4	(2,115)	(1,949)	(1,920)
Occupancy-related expenses	4	(253)	(261)	(262)
General expenses	4	(1,275)	(1,485)	(1,702)
Charge to provide for doubtful debts	9	(390)	(336)	(270)
Net loss from the sale of controlled entities		—	(63)	—
Total operating expenses		(4,033)	(4,094)	(4,154)

Profit before income tax expense		4,032	3,681	3,594
Income tax expense	5	(1,231)	(793)	(1,341)
Net profit		2,801	2,888	2,253
Net profit attributable to minority interest		(665)	(490)	(259)
Net profit attributable to members of the Company		2,136	2,398	1,994

	cents	cents	cents
Basic earnings per share (cents)	125.2	143.5	118.8
Diluted earnings per share (cents)	124.6	140.4	118.4

Consolidated Balance Sheet

CONSOLIDATED BALANCE SHEET

		As at
	Note	31 Mar 07	30 Sep 06	31 Mar 06
		$m	$m	$m
Assets

Cash and liquid assets		13,761	12,768	10,903
Due from other banks		20,608	24,372	21,880
Trading derivatives		15,615	13,384	16,188
Trading securities		12,826	13,740	11,440
Investments - available for sale		2,134	1,493	3,080
Investments - held to maturity		1,910	1,388	1,705
Investments relating to life insurance business		59,056	54,784	54,073
Other financial assets at fair value		23,103	22,123	19,387
Hedging derivatives		728	480	166
Loans and advances	8	298,226	283,777	266,442
Due from customers on acceptances	8	45,952	41,726	37,266
Property, plant and equipment		1,888	1,877	3,794
Investments in joint venture entities		—	—	15
Goodwill and other intangible assets		5,268	5,203	5,429
Deferred tax assets		1,433	1,631	1,667
Other assets		6,327	6,039	5,778
Total assets		508,835	484,785	459,213
Liabilities

Due to other banks		38,262	37,489	38,964
Trading derivatives		15,125	12,008	14,246
Other financial liabilities at fair value		21,566	17,680	16,891
Hedging derivatives		468	333	587
Deposits and other borrowings	11	222,456	222,277	206,607
Liability on acceptances		35,678	32,114	31,794
Life policy liabilities		50,380	46,475	46,346
Current tax liabilities		572	532	209
Provisions		1,291	1,618	1,612
Bonds, notes and subordinated debt		70,738	65,006	55,722
Other debt issues		971	2,274	1,681
Defined benefit pension scheme liabilities		39	313	571
Managed fund units on issue		7,875	7,249	6,111
Deferred tax liabilities		1,701	1,490	1,574
Other liabilities		12,146	9,955	10,236
Total liabilities		479,268	456,813	433,151
Net assets		29,567	27,972	26,062
Equity
Contributed equity	12	12,916	12,279	11,897
Reserves	12	1,061	1,064	714
Retained profits	12	15,259	14,461	13,451
Total equity (parent entity interest)		29,236	27,804	26,062
Minority interest in controlled entities		331	168	—
Total equity		29,567	27,972	26,062

Consolidated Recognised Income and Expense Statement

CONSOLIDATED RECOGNISED INCOME AND EXPENSE STATEMENT

		Half Year to
	Note	31 Mar 07	30 Sep 06	31 Mar 06
		$m	$m	$m
Actuarial gains and losses from defined benefit pension plans	12	271	151	56
Cash flow hedges
Gains/(losses) taken to equity	12	62	62	15
Transferred to income statement	12	5	25	(23)
Revaluation of land and buildings	12	—	11	—
Exchange differences on translation of foreign operations	12	(258)	67	290
Income tax on items taken directly to or transferred directly from equity		(109)	(73)	1
Net income recognised directly in equity		(29)	243	339
Net profit		2,801	2,888	2,253
Total net income recognised		2,772	3,131	2,592

Attributable to:
Members of the parent		2,107	2,641	2,333
Minority interest		665	490	259
Total net income recognised		2,772	3,131	2,592

Effect of change in accounting policy (1)
Net decrease in retained profits		—	—	(893)
Net decrease in reserves		—	—	(420)
Effect of change in accounting policy		—	—	(1,313)

(1)       This represents the impact of the initial adoption of AASB 132 “Financial Instruments: Disclosure and Presentation”, AASB 139 “Financial Instruments: Recognition and Measurement” and AASB 4 “Insurance Contracts” at 1 October 2005.

Consolidated Cash Flow Statement

CONSOLIDATED CASH FLOW STATEMENT

For the half year ended	Note	Mar 07	Sep 06	Mar 06
		$m	$m	$m
Cash flows from operating activities

Interest received		14,713	13,016	11,485
Interest paid		(9,752)	(7,939)	(7,293)
Dividends received		6	16	—
Life insurance
Premiums received		3,875	4,075	3,794
Investment and other revenue received		2,015	1,101	747
Policy payments		(3,325)	(3,792)	(3,516)
Fees and commissions paid		(216)	(206)	(190)
Net trading revenue received/(paid)		(1,020)	(355)	2,100
Other operating income received		2,421	3,340	2,200
Cash payments to employees and suppliers
Personnel expenses paid		(2,106)	(1,846)	(1,970)
Other operating expenses paid		(1,865)	(2,315)	(1,820)
Goods and services tax paid		30	(76)	(25)
Cash payments for income taxes		(542)	(1,114)	(826)
Cash flows from operating activities before changes in operating assets and liabilities		4,234	3,905	4,686
Changes in operating assets and liabilities arising from cash flow movements
Net placement of deposits with and withdrawal of deposits from supervisory central banks that are not part of cash equivalents		33	(60)	59
Net payments for and receipts from transactions in acceptances		(663)	(4,140)	869
Net funds advanced to and receipts from customers for loans and advances		(16,413)	(16,779)	(13,358)
Net acceptance from and repayment of deposits and other borrowings		2,665	14,769	(140)
Net movement in life insurance business investments		(4,272)	(1,481)	(10)
Net movement in other life insurance assets and liabilities		(538)	204	(610)
Net payments for and receipts from transactions in treasury bills and other eligible bills held for trading and not part of cash equivalents		161	(223)	—
Net payments for and receipts from transactions in trading securities		1,053	(2,507)	(1,296)
Net payments for and receipts from trading derivatives		2,194	1,171	(2,678)
Net funds advanced to and receipts from other financial assets at fair value		(1,411)	(2,500)	(138)
Net funds advanced to and receipts from other financial liabilities at fair value		4,039	3,037	3,892
Net decrease/(increase) in other assets		924	867	(420)
Net (decrease)/increase in other liabilities		2,091	(209)	2,849
Net cash provided by/(used in) operating activities	13(a)	(5,903)	(3,946)	(6,295)

For the half year ended	Note	Mar 07	Sep 06	Mar 06
		$m	$m	$m
Cash flows from investing activities

Movement in investments - available for sale
Purchases		(9,733)	(8,985)	(9,719)
Proceeds from disposal		22	245	1,109
Proceeds on maturity		9,323	10,287	9,590
Movement in investments - held to maturity
Purchases		(8,651)	(13,809)	(3,047)
Proceeds on maturity and disposal		8,214	13,092	4,626
Proceeds from sale of controlled entities, net of cash disposed and costs to sell	13(e)	—	1,018	2
Purchase of property, plant, equipment and software		(333)	(547)	(753)
Proceeds from sale of property, plant, equipment and software, net of costs		46	398	357
Net cash used in investing activities		(1,112)	1,699	2,165
Cash flows from financing activities

Repayments of bonds, notes and subordinated debt		(8,118)	(6,479)	(1,858)
Proceeds from issue of bonds, notes and subordinated debt, net of costs		13,915	13,953	14,575
Proceeds from issue of ordinary shares, net of costs		30	17	25
Net proceeds from issue of National Capital Instruments, net of costs		—	1,076	—
Payments for buy back of ordinary shares		(654)	—	—
Dividends and distributions paid		(1,431)	(1,153)	(1,402)
Net cash provided by financing activities		3,742	7,414	11,340
Net increase/(decrease) in cash and cash equivalents		(3,273)	5,167	7,210
Cash and cash equivalents at beginning of period		(306)	(5,594)	(12,459)
Effects of exchange rate changes on balance of cash held in foreign currencies		261	121	(345)
Cash and cash equivalents at end of period	13(b)	(3,318)	(306)	(5,594)

Financial Report - Note 1: Principal Accounting Policies

1.                 PRINCIPAL ACCOUNTING POLICIES

This report is a general purpose financial report for the interim half year reporting period ended 31 March 2007 which has been prepared in accordance with the ASX listing rules, the Corporations Act 2001 (Cth) and AASB 134, Interim Financial Reporting.

This interim financial report does not contain all disclosures of the type normally found within a full annual financial report and therefore cannot be expected to provide as full an understanding of the financial position and financial performance of the Group as that given by the annual financial report. As a result, this report should be read in conjunction with the annual financial report for the year ended 30 September 2006.

This interim financial report complies with current Australian Accounting Standards, which consist of Australian equivalents to International Financial Reporting Standards (AIFRS) as it relates to interim financial reports. It has been prepared on a basis of accounting policies consistent with those applied in the 30 September 2006 annual financial report.

The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosed amount of contingent liabilities. Assumptions made at each balance sheet date are based on best estimates at that date. Although the Group has internal control systems in place to ensure that such estimates are reliably measured, actual amounts may differ from those estimated. It is not anticipated that such differences would be material.

The financial statements have been prepared under the historical cost convention, as modified by the application of fair value measurements required by the relevant accounting standards.

Currency of presentation

All amounts are expressed in Australian dollars unless otherwise stated.

Financial Report - Note 2: Segment Information

2.                 SEGMENT INFORMATION

For the purposes of segment information, a business/primary operating segment is defined as a component of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in assessing performance.  The Group results are based on the business segments as reviewed separately by the chief operating decision maker, the Group Chief Executive Officer, as well as other members of senior management.

The Group’s business is organised into four operating segments, which are managed along regional lines: Australia Region, United Kingdom Region and New Zealand Region, which include banking and wealth management products; as well as nabCapital (which is managed globally).  nabCapital is a global division with it’s key lines of business comprising Institutional Banking, Corporate Finance, Global Markets and Structuring and Investments. The Group’s ‘Other’ business segment includes Corporate Centre, Group Funding, and other unallocated items which are not considered to be separate reportable operating segments.

Revenues, expenses and tax directly associated with each business segment are included in determining their result.  Transactions between business segments are based on agreed recharges between segments operating within the same country and are at arm’s length between segments operating in different countries.

Business Segments

						Inter-
	Australia	UK	NZ			segment	Total
	Region	Region	Region	nabCapital	Other	eliminations	Group
Half year ended 31 March 2007	$m	$m	$m	$m	$m	$m	$m
Segment Revenue (1)	9,219	1,504	656	854	56	(58)	12,231
Segment Result	1,376	332	220	343	(135)	—	2,136

Half year ended 30 September 2006	$m	$m	$m	$m	$m	$m	$m
Segment Revenue (1)	5,665	1,518	649	735	576	(85)	9,058
Segment Result	1,322	374	222	299	181	—	2,398

Half year ended 31 March 2006	$m	$m	$m	$m	$m	$m	$m
Segment Revenue (1)	9,244	1,814	651	774	(86)	(87)	12,310
Segment Result	1,193	494	167	319	(179)	—	1,994

(1)       Includes net interest income, total other income, premium and related revenue and investment revenue from net life insurance income.

Financial Report - Note 3: Income

3.                 INCOME

	Half Year to
	Mar 07	Sep 06	Mar 06
	$m	$m	$m
Gains less losses on financial instruments at fair value
Trading securities	(7)	10	46
Trading derivatives
Trading purposes	120	147	181
Risk management purposes (1) (2)	109	20	(14)
Assets, liabilities and derivatives designated in hedge relationships (2)	76	88	(31)
Assets and liabilities designated at fair value (2)	(41)	1	28
Other	—	2	(7)
	257	268	203

Other operating income
Dividend revenue	6	15	1
Profit on sale of property, plant and equipment and other assets	4	28	5
Loan fees from banking	440	434	399
Money transfer fees	294	284	280
Foreign exchange income/(expense)	7	5	19
Fees and commissions	785	697	795
Fleet management fees	9	63	85
Rentals received on leased vehicle assets	77	276	378
Investment management fees	234	259	179
Revaluation gains/(losses) on exchangeable capital units	(76)	31	(153)
Other income	145	181	158
	1,925	2,273	2,146

Significant pensions revenue
Current service cost	—	(45)	(66)
Interest cost	—	(113)	(118)
Expected return on assets	—	144	130
Past service gain	—	—	387
Significant pensions revenue (3)	—	(14)	333

(1)       These trading derivatives are used to match asset and liabilities designated at fair value.

(2)       The sum of these three line items represents the net fair value movement of assets and liabilities designated at fair value and the derivatives matched against these assets and liabilities plus the impact of hedge ineffectiveness of designated hedging relationships.

(3)       Significant pensions revenue consists of the items identified above. The Group regards the current service cost, interest cost and expected return on assets as ongoing operating expenses by nature. The past service gain is considered to be of a non-recurring nature.

Financial Report - Note 4: Operating Expenses

4.                 OPERATING EXPENSES

	Half Year to
	Mar 07	Sep 06	Mar 06
	$m	$m	$m
Personnel expenses
Salaries and related on costs	1,668	1,526	1,560
Equity-based compensation	122	81	62
Superannuation (1)	103	93	77
Other	222	249	221
	2,115	1,949	1,920

Occupancy-related expenses
Operating lease rental expense	172	174	171
Other expenses	81	87	91
	253	261	262

General expenses
Advertising and marketing	106	118	103
Charge to provide for operational risk event losses (2)	19	30	90
Communications, postage and stationery	182	177	179
Depreciation and amortisation	222	235	199
Depreciation on leased vehicle assets (3)	27	60	279
Fees and commission expense	93	104	93
Computer equipment and software	118	118	123
Operating lease rental expense	32	44	45
Professional fees	183	227	200
Travel	42	43	39
Freight and cartage	42	42	38
Insurance	14	11	18
Data communication and processing charges	44	42	51
Impairment of goodwill	—	(5)	5
Other	151	239	240
	1,275	1,485	1,702

Total	3,643	3,695	3,884

(1)       Superannuation expenses for the half year to 31 March 2007 includes defined benefit pension costs. These costs for the half years  to 31 March 2006 and 30 September 2006 have been treated as significant items and are disclosed in note 3.

(2)       Operational risk event losses in the March 2006 half year includes $53m in costs relating to fee refunds for Choice package, BAD tax and fixed rate interest only loans.

(3)       Depreciation on leased vehicle assets owned by the Group’s Custom Fleet business ceased from 1 April 2006 following the business being designated as held for sale.  The Custom Fleet business was subsequently sold on 31 July 2006.  Depreciation on leased vehicle assets owned by the Group’s Commercial Fleet business ceased on 1 October 2006 following the business being designated as held for sale.

Financial Report - Note 5: Income Tax Expense

5.                 INCOME TAX EXPENSE

	Half Year to
	Mar 07	Sep 06	Mar 06
Group	$m	$m	$m
Profit before income tax expense
Australia	2,991	2,607	2,295
Overseas	1,041	1,074	1,299
Deduct profit before income tax expense attributable to the life insurance statutory funds and their controlled trusts	(1,208)	(561)	(976)
Total profit excluding that attributable to the statutory funds of the life insurance business, before income tax expense	2,824	3,120	2,618
Prima facie income tax at 30%	847	936	785
Add/(deduct): Tax effect of amounts not deductible/(assessable)
Dividend income adjustments	(2)	(3)	(9)
Non-allowable impairment loss on goodwill	—	(2)	2
Assessable foreign income	5	—	2
Non-allowable depreciation on buildings	3	3	3
Deferred tax assets not recognised/(recognised)	—	4	(1)
Under/(over) provision in prior years	(13)	(9)	1
Foreign tax rate differences	20	18	16
Non-assessable branch income	(26)	(19)	(27)
Profit on sale of controlled entities	—	(19)	—
Elimination of treasury shares	20	9	21
Non-allowable expenses - exchangeable capital units	30	—	27
Interest expense on exchangeable capital units	2	8	12
Other	(42)	(31)	(14)
Total income tax expense on profit excluding that attributable to the statutory funds of the life insurance business	844	895	818
Income tax expense/(benefit) attributable to the statutory funds of the life insurance business	387	(102)	523
Total income tax expense	1,231	793	1,341
Effective tax rate, excluding statutory funds attributable to the life insurance business	29.9%	28.7%	31.2%

Financial Report - Notes 6 & 7

6.                 DIVIDENDS AND DISTRIBUTIONS

Conduit
		Franked	foreign
	Amount	amount	income
	per	per	per	Total
	share	share	share	amount
Dividends on ordinary shares	cents	%	%	$m
Interim dividend declared in respect of the six months ended 31 March 2007	87	90	10	1,419

The record date for determining entitlements to the 2007 interim dividend is 7 June 2007.

The interim dividend has been declared by the directors of the Company and is payable on 12 July 2007.

Final dividend paid in respect of the year ended 30 September 2006	84	90	10	1,370
Interim dividend paid in respect of the six months ended 31 March 2006	83	80	20	1,334
Total dividends paid or payable in respect of the year ended 30 September 2006	167			2,704

	31 Mar 07		30 Sep 06		31 Mar 06
	Amount		Amount		Amount
	per	Total	per	Total	per	Total
	security	amount	security	amount	security	amount
Distributions on other equity instruments	$	$m	$	$m	$	$m
National Income Securities
Distributions for the six months ended	3.80	76	3.50	70	3.45	69
Trust Preferred Securities
Distributions for the six months ended	65.00	26	65.00	26	75.00	30
Trust Preferred Securities II
Distributions for the six months ended	33.75	27	38.75	31	35.00	28
National Capital Instruments
Distributions for the six months ended	1,000.00	8	—	—	—	—
Total distributions		137		127		127

Dividend and distribution plans

The dividend is paid in cash or part of a dividend plan. Cash dividends are paid by way of:

a) cash or cash equivalents; and

b) direct credit.

Dividend plans in operation are:

a) Dividend Reinvestment Plan;

b) Bonus Share Plan; and

c) United Kingdom Dividend Plan (this enables a UK domiciled shareholder to receive either a dividend in British Pounds Sterling or shares via the UK Dividend Plan).

The last date for receipt of election notices for the dividend plans is 7 June 2007, 5pm

(Melbourne time).

7.                 NET TANGIBLE ASSETS

	As at
	31 Mar 07	30 Sep 06	31 Mar 06

Net tangible assets per ordinary share ($)	12.03	11.35	10.41

Financial Report - Note 8: Loans, Advances & Acceptances

8.                 LOANS, ADVANCES & ACCEPTANCES

	As at
	31 Mar 07	30 Sep 06	31 Mar 06
	$m	$m	$m
Gross loans & advances at amortised cost (1)	302,718	288,189	270,756
Unearned income and deferred fee income	(2,380)	(2,391)	(2,315)
Provision for doubtful debts	(2,112)	(2,021)	(1,999)
Net loans & advances	298,226	283,777	266,442
Securitised loans (2)	6,551	4,771	2,110

(1)       Excludes loans accounted for at fair value which are included within ‘Other financial assets at fair value’ on the balance sheet. These amounts are included in the analysis below.

(2)       Securitised loans are included within the balance of Net loans & advances.

			New	United		Total
By product &	Australia	Europe	Zealand	States	Asia	Group
geographic location	$m	$m	$m	$m	$m	$m
As at 31 March 2007
Housing lending	134,237	24,785	19,273	—	665	178,960
Term lending	42,983	32,329	16,817	1,824	1,124	95,077
Overdrafts	5,852	8,483	1,766	—	2	16,103
Leasing	11,744	5,598	—	—	8	17,350
Credit cards	4,861	1,408	1,097	—	—	7,366
Other	4,320	1,066	84	—	46	5,516
Fair value adjustment	—	156	22	—	—	178
Gross loans & advances	203,997	73,825	39,059	1,824	1,845	320,550
Acceptances	45,939	13	—	—	—	45,952
Total gross loans, advances & acceptances	249,936	73,838	39,059	1,824	1,845	366,502
Gross loans & advances
Loans at amortised cost	203,997	67,839	27,213	1,824	1,845	302,718
Loans at fair value	—	5,986	11,846	—	—	17,832
Gross loans & advances	203,997	73,825	39,059	1,824	1,845	320,550

			New	United		Total
By product &	Australia	Europe	Zealand	States	Asia	Group
geographic location	$m	$m	$m	$m	$m	$m
As at 30 September 2006
Housing lending	129,423	23,976	17,818	—	545	171,762
Term lending	39,232	29,696	16,376	1,815	1,358	88,477
Overdrafts	5,517	8,472	1,481	—	—	15,470
Leasing	11,184	5,747	10	—	12	16,953
Credit cards	4,647	1,539	1,135	—	—	7,321
Other	3,874	702	92	—	31	4,699
Fair value adjustment	—	227	54	—	—	281
Gross loans & advances	193,877	70,359	36,966	1,815	1,946	304,963
Acceptances	41,714	12	—	—	—	41,726
Total gross loans, advances & acceptances	235,591	70,371	36,966	1,815	1,946	346,689
Gross loans & advances
Loans at amortised cost	193,877	64,994	25,557	1,815	1,946	288,189
Loans at fair value	—	5,365	11,409	—	—	16,774
Gross loans & advances	193,877	70,359	36,966	1,815	1,946	304,963

As at 31 March 2006
Housing lending	123,860	20,891	16,431	—	502	161,684
Term lending	36,036	26,042	15,049	2,497	1,039	80,663
Overdrafts	5,580	7,133	1,463	—	—	14,176
Leasing	10,647	6,204	22	—	15	16,888
Credit cards	4,434	1,513	1,047	—	—	6,994
Other	3,891	453	73	—	32	4,449
Fair value adjustment	—	223	75	—	—	298
Gross loans & advances	184,448	62,459	34,160	2,497	1,588	285,152
Acceptances	37,251	15	—	—	—	37,266
Total gross loans, advances & acceptances	221,699	62,474	34,160	2,497	1,588	322,418
Gross loans & advances
Loans at amortised cost	184,448	57,702	24,521	2,497	1,588	270,756
Loans at fair value	—	4,757	9,639	—	—	14,396
Gross loans & advances	184,448	62,459	34,160	2,497	1,588	285,152

	Increase / (Decrease) from 30 Sep 06
			New	United
Movement from 30 September 2006	Australia	Europe	Zealand	States	Asia	Total
excluding foreign exchange	%	%	%	%	%	%
Housing	3.7	6.5	6.9	—	31.7	4.5
Term lending	9.6	11.9	1.3	8.5	(10.7)	8.4
Overdrafts	6.1	3.2	17.8	—	—	5.7
Leasing	5.0	0.4	large	—	(27.3)	3.4
Credit cards	4.6	(5.8)	(4.4)	—	—	1.1
Other	11.5	56.5	(8.7)	—	43.8	17.8
Total gross loans and advances	5.2	8.1	4.4	8.5	2.2	5.8

	Increase / (Decrease) from 31 Mar 06
			New	United
Movement from 31 March 2006	Australia	Europe	Zealand	States	Asia	Total
excluding foreign exchange	%	%	%	%	%	%
Housing	8.4	19.0	13.3	—	49.4	10.4
Term lending	19.3	24.1	7.5	(17.6)	22.0	17.6
Overdrafts	4.9	19.3	16.6	—	—	13.4
Leasing	10.3	(9.5)	large	—	(38.5)	2.9
Credit cards	9.6	(6.6)	1.2	—	—	4.8
Other	11.0	large	10.5	—	43.8	24.0
Total gross loans and advances	10.6	18.6	10.4	(17.6)	30.8	12.2

Financial Report - Note 9: Doubtful Debts

9.                 DOUBTFUL DEBTS

	Half Year to
Total charge for doubtful debts	Mar 07	Sep 06	Mar 06
by geographic location (1)	$m	$m	$m
Australia	192	158	106
Europe	175	156	136
New Zealand	23	23	23
United States	1	—	7
Asia	(1)	(1)	(2)
Total charge to provide for doubtful debts	390	336	270

Movement in provisions for doubtful debts

	Half Year to Mar 07			Half Year to Sep 06
	Specific	Collective	Total	Specific	Collective	Total
	$m	$m	$m	$m	$m	$m
Opening balance	184	1,838	2,022	254	1,746	2,000
Transfer to/(from) specific/collective provision	285	(285)	—	267	(267)	—
Bad debts recovered	91	—	91	125	—	125
Bad debts written off	(367)	—	(367)	(452)	—	(452)
Charge to income statement	—	390	390	—	336	336
Disposal of controlled entities	—	—	—	(7)	(1)	(8)
Foreign currency translation and other adjustments	2	(25)	(23)	(3)	24	21
Total provisions for doubtful debts (1) (2)	195	1,918	2,113	184	1,838	2,022

	Half Year to Mar 07			Half Year to Mar 06
	Specific	Collective	Total	Specific	Collective	Total
	$m	$m	$m	$m	$m	$m
Opening balance	184	1,838	2,022	281	1,649	1,930
Transfer to/(from) specific/collective provision	285	(285)	—	203	(203)	—
Bad debts recovered	91	—	91	105	—	105
Bad debts written off	(367)	—	(367)	(330)	—	(330)
Charge to income statement	—	390	390	—	270	270
Foreign currency translation and other adjustments	2	(25)	(23)	(5)	30	25
Total provisions for doubtful debts (1) (2)	195	1,918	2,113	254	1,746	2,000

(1)       As at 31 March 2007 the amounts included within loans recorded at fair value and trading derivatives are $144 million (30 September 2006 year $134 million; 31 March 2006 $120 million).

(2)       Specific provision includes amounts for off balance sheet credit exposures, amounting to $1 million at 31 March 2007 (30 September 2006 $1 million, 31 March 2006 $1 million).

Financial Report - Note 10: Asset Quality

10.          ASSET QUALITY

	As at
	31 Mar 07	30 Sep 06	31 Mar 06
Summary of impaired assets	$m	$m	$m
Gross impaired assets (1)	1,071	1,057	984
Less: Specific provisions - impaired assets	(195)	(184)	(254)
Net impaired assets	876	873	730

	As at 31 Mar 07		As at 30 Sep 06		As at 31 Mar 06
Total impaired assets	Gross	Net	Gross	Net	Gross	Net
by geographic location	$m	$m	$m	$m	$m	$m
Australia	784	633	836	699	774	578
Europe	211	179	169	141	143	110
New Zealand	75	64	51	33	66	42
United States	—	—	—	—	—	—
Asia	1	—	1	—	1	—
Total impaired assets	1,071	876	1,057	873	984	730

			New	United
	Australia	Europe	Zealand	States	Asia	Total
Movement in gross impaired assets	$m	$m	$m	$m	$m	$m
Balance at 30 September 2005	761	137	103	25	1	1,027
New	233	71	54	—	—	358
Written off	(76)	(9)	(32)	(26)	—	(143)
Returned to performing or repaid	(144)	(64)	(55)	—	—	(263)
Foreign currency translation adjustments	—	8	(4)	1	—	5
Balance at 31 March 2006	774	143	66	—	1	984
New	408	56	29	—	—	493
Written off	(109)	(33)	(14)	—	—	(156)
Returned to performing or repaid	(237)	(2)	(30)	—	—	(269)
Foreign currency translation adjustments	—	5	—	—	—	5
Balance at 30 September 2006	836	169	51	—	1	1,057
New	494	128	67	—	—	689
Written off	(53)	(11)	(19)	—	—	(83)
Returned to performing or repaid	(493)	(69)	(25)	—	—	(587)
Foreign currency translation adjustments	—	(6)	1	—	—	(5)
Gross impaired assets at 31 March 2007	784	211	75	—	1	1,071

(1)       Impaired assets consist of retail loans (excluding credit card loans and portfolio managed facilities) which are contractually past due 90 days with security insufficient to cover principal and arrears of interest revenue; non retail loans which are contractually past due 90 days and there is sufficient doubt about the ultimate collectibility of principal and interest; and impaired off-balance sheet credit exposures where current circumstances indicate that losses may be incurred. Unsecured portfolio managed facilities when they become 180 days past due, and loans where some concerns exist as to the ongoing ability of the borrowers to comply with the present loan repayment terms, are also classified as impaired assets.

Financial Report - Note 10: Asset Quality

	As at
Gross impaired assets to gross loans	31 Mar 07	30 Sep 06	31 Mar 06
& acceptances - by geographic location	%	%	%
Australia	0.31	0.35	0.35
Europe	0.29	0.24	0.23
New Zealand	0.19	0.14	0.19
Asia	0.05	0.05	0.06
Total gross impaired assets to gross loans & acceptances (1)	0.29	0.30	0.31

(1)       Includes loans at amortised cost plus those at fair value.

Group coverage ratios
Net impaired assets to total equity (2)	3.0	3.1	2.8
Net impaired assets to total equity plus collective provision (2) (3)	2.8	2.9	2.6
Specific provision to gross impaired assets	18.2	17.4	25.8
Total provision to gross impaired assets (3)	210.7	204.0	210.3
Total provision to gross loans and acceptances (3)	0.62	0.62	0.64
Collective provision to total risk-weighted assets (3)	0.62	0.62	0.60
Collective provision to credit risk-weighted assets (3)	0.63	0.65	0.63
Collective provision plus general reserve for credit losses to credit risk-weighted assets (3) (4) (5)	0.71	0.71	—

(2)       Total parent entity interest in equity.

(3)       Includes provision against both loans at amortised cost and at fair value.

(4)       From 1 July 2006, a General Reserve for Credit Losses has been established to align with APRA’s proposed benchmark of 0.5% of credit risk-weighted assets on a post-tax basis. As at 31 March 2007, an additional reserve of $192 million (30 September 2006 $135 million) was held for capital purposes only to meet APRA’s requirements. The General Reserve for Credit Losses has been appropriated from Retained Profits (refer Note 12 ‘Contributed Equity and Reserves’).

(5)       Includes general reserve for credit losses of $274 million before tax (30 September 2006 $193 million).

The amounts below are not classified as impaired assets and therefore are not included in the summary on the previous page.

	As at
	31 Mar 07	30 Sep 06	31 Mar 06
Non impaired loans 90 days past due - by geographic location	$m	$m	$m
Australia	717	605	796
Europe	129	138	136
New Zealand	19	20	30
Asia	—	1	1
Total 90 day past due loans (6)	865	764	963

(6)       Non impaired loans 90 days past due includes gross portfolio-managed facilities past due 90 to 180 days.

Financial Report - Note 11: Deposits & Other Borrowings

11.          DEPOSITS & OTHER BORROWINGS

	As at 31 Mar 07
			New	United
By product &	Australia	Europe	Zealand	States	Asia	Total
geographic location	$m	$m	$m	$m	$m	$m
Deposits not bearing interest	8,102	3,205	535	373	1	12,216
On-demand and short-term deposits	68,488	31,602	8,458	2,534	101	111,183
Certificates of deposit	5,946	10,726	2,501	442	—	19,615
Term deposits	36,554	13,322	14,747	1,094	5,012	70,729
Total deposits	119,090	58,855	26,241	4,443	5,114	213,743
Securities sold under agreements to repurchase	4,991	—	23	1,185	—	6,199
Borrowings	9,633	—	4,403	1,571	—	15,607
Fair value adjustment	—	(81)	(25)	—	—	(106)
Total deposits and other borrowings	133,714	58,774	30,642	7,199	5,114	235,443
Total deposits and other borrowings at cost	133,714	55,661	20,768	7,199	5,114	222,456
Total deposits at fair value (1)	—	3,113	9,874	—	—	12,987
Total deposits and other borrowings	133,714	58,774	30,642	7,199	5,114	235,443

(1)       On the balance sheet this amount is included within “Other financial liabilities at fair value”.

	As at 30 Sep 06
			New	United
By product &	Australia	Europe	Zealand	States	Asia	Total
geographic location	$m	$m	$m	$m	$m	$m
Deposits not bearing interest	7,555	3,701	476	402	2	12,136
On-demand and short-term deposits	63,278	29,936	7,375	1,165	340	102,094
Certificates of deposit	8,180	12,982	2,866	484	—	24,512
Term deposits	34,967	12,186	13,954	2,586	5,310	69,003
Total deposits	113,980	58,805	24,671	4,637	5,652	207,745
Securities sold under agreements to repurchase	3,629	968	—	729	—	5,326
Borrowings	13,101	—	4,544	2,147	—	19,792
Fair value adjustment	—	47	(11)	—	—	36
Total deposits and other borrowings	130,710	59,820	29,204	7,513	5,652	232,899
Total deposits and other borrowings at cost	130,710	58,807	19,595	7,513	5,652	222,277
Total deposits at fair value (1)	—	1,013	9,609	—	—	10,622
Total deposits and other borrowings	130,710	59,820	29,204	7,513	5,652	232,899

(1)       On the balance sheet this amount is included within “Other financial liabilities at fair value”.

	As at 31 Mar 06
			New	United
By product &	Australia	Europe	Zealand	States	Asia	Total
geographic region	$m	$m	$m	$m	$m	$m
Deposits not bearing interest	6,650	3,331	466	700	2	11,149
On-demand and short-term deposits	57,962	24,552	7,188	2,368	578	92,648
Certificates of deposit	8,981	10,163	3,060	506	—	22,710
Term deposits	33,795	10,116	12,852	2,685	4,350	63,798
Total deposits	107,388	48,162	23,566	6,259	4,930	190,305
Securities sold under agreements to repurchase	3,168	2,346	—	824	—	6,338
Borrowings	10,779	—	3,442	5,408	—	19,629
Fair value adjustment	—	41	(7)	—	—	34
Total deposits and other borrowings	121,335	50,549	27,001	12,491	4,930	216,306
Total deposits and other borrowings at cost	121,335	49,675	18,176	12,491	4,930	206,607
Total deposits at fair value (1)	—	874	8,825	—	—	9,699
Total deposits and other borrowings	121,335	50,549	27,001	12,491	4,930	216,306

(1)       On the balance sheet this amount is included within “Other financial liabilities at fair value”.

Financial Report - Note 11: Deposits & Other Borrowings

	Increase / (Decrease) from 30 Sep 06
			New	United
Movement from 30 September 2006	Australia	Europe	Zealand	States	Asia	Total
excluding foreign exchange	%	%	%	%	%	%
Deposits not bearing interest	7.2	(10.8)	11.2	—	(50.0)	1.8
On-demand and short-term deposits	8.2	8.8	13.3	large	(67.9)	9.9
Certificates of deposit	(27.3)	(14.9)	(13.8)	(1.6)	—	(18.7)
Term deposits	4.5	11.5	4.4	(54.3)	1.8	3.5
Total deposits	4.5	2.9	5.1	3.4	(2.4)	3.9
Securities sold under agreements to repurchase	37.5	large	—	75.3	—	18.2
Borrowings	(26.5)	—	(4.2)	(21.1)	—	(20.7)
Total deposits and other borrowings	2.3	1.2	3.7	3.4	(2.4)	2.1

	Increase / (Decrease) from 31 Mar 06
			New	United
Movement from 31 March 2006	Australia	Europe	Zealand	States	Asia	Total
excluding foreign exchange	%	%	%	%	%	%
Deposits not bearing interest	21.8	(3.5)	10.8	(39.9)	—	10.3
On-demand and short-term deposits	18.2	29.1	13.7	20.7	(80.3)	20.2
Certificates of deposit	(33.8)	5.9	(21.1)	(1.6)	—	(13.7)
Term deposits	8.2	30.8	10.7	(54.0)	30.0	11.3
Total deposits	10.9	22.3	7.5	(19.9)	17.1	12.6
Securities sold under agreements to repurchase	57.5	large	—	62.1	—	(0.6)
Borrowings	(10.6)	—	23.5	(67.2)	—	(18.4)
Total deposits and other borrowings	10.2	16.6	9.6	(35.0)	17.1	9.4

Financial Report - Note 12: Contributed Equity and Reserves

12.          CONTRIBUTED EQUITY AND RESERVES

	As at
	31 Mar 07	30 Sep 06	31 Mar 06
Contributed equity	$m	$m	$m
Issued and paid-up share capital
Ordinary shares, fully paid	8,585	7,948	7,963
Other contributed equity
National Income Securities	1,945	1,945	1,945
Trust Preferred Securities	975	975	975
Trust Preferred Securities II	1,014	1,014	1,014
National Capital Instruments	397	397	—
	12,916	12,279	11,897

	Half Year to
	Mar 07	Sep 06	Mar 06
Movements in contributed equity	$m	$m	$m
Ordinary share capital
Balance at beginning of period	7,948	7,963	6,894
Shares issued
Dividend reinvestment plan (1)	—	99	99
Executive share option plan no. 2	30	16	25
Paying up of partly paid shares	—	1	—
Net gain/(loss) realised on treasury shares	8	2	4
Share buy back	(654)	—	—
Exchangeable capital units converted (2)	1,331	40	932
(Purchase)/sale and vesting of treasury shares	(80)	(176)	(19)
Current period equity based payments expense vested immediately	2	3	4
Transfer of vested equity based payments	—	—	24
Balance at end of period	8,585	7,948	7,963
National Income Securities
Balance at beginning of period	1,945	1,945	1,945
Movement during period	—	—	—
Balance at end of period	1,945	1,945	1,945
Trust Preferred Securities
Balance at beginning of period	975	975	975
Movement during period	—	—	—
Balance at end of period	975	975	975
Trust Preferred Securities II
Balance at beginning of period	1,014	1,014	1,014
Movement during period	—	—	—
Balance at end of period	1,014	1,014	1,014
National Capital Instruments
Balance at beginning of period	397	—	—
Movement during period	—	397	—
Balance at end of period	397	397	—

(1)       During the March 2007 half, dividend reinvestment plan shares were purchased on market for delivery to shareholders resulting in no issue of new shares.

(2)       During the March 2007 half, holders of 20,833,563 exchangeable capital units were converted into 33,935,306 ordinary shares as per the terms set out in the 2006 Annual Financial Report.

Financial Report - Note 12: Contributed Equity and Reserves

	As at
	31 Mar 07	30 Sep 06	31 Mar 06
Reserves	$m	$m	$m
General reserve	715	687	687
Asset revaluation reserve	95	100	96
Foreign currency translation reserve	(393)	(135)	(203)
Cash flow hedge reserve	96	52	(10)
Equity based payments reserve	358	227	144
General reserve for credit losses	192	135	—
Available for sale investments reserve	(2)	(2)	—
Total reserves	1,061	1,064	714

	Half Year to
	Mar 07	Sep 06	Mar 06
Movements in reserves	$m	$m	$m
General reserve
Balance at beginning of period	687	687	694
Transfer from/(to) retained profits	28	—	(7)
Balance at end of period	715	687	687
Asset revaluation reserve
Balance at beginning of period	100	96	97
Revaluation of land and buildings	—	11	—
Transfer to retained profits	(5)	(7)	(1)
Balance at end of period	95	100	96
Foreign currency translation reserve
Balance at beginning of period	(135)	(203)	(504)
Currency translation adjustments	(258)	67	290
Transfer from retained profits	—	(11)	11
Transfer to income statement on sale of controlled entities	—	12	—
Balance at end of period	(393)	(135)	(203)
Cash flow hedge reserve
Balance at beginning of period	52	(10)	(3)
Gains/(losses) on cash flow hedging instruments	62	62	15
Gains/(losses) transferred to the income statement	5	25	(23)
Tax on cash flow hedging instruments	(23)	(25)	1
Balance at end of period	96	52	(10)
Equity based payments reserve
Balance at beginning of period	227	144	110
Current period equity based payments expense not vested immediately	119	78	58
Tax on equity based payments	12	5	—
Transfer of vested amounts to ordinary share capital	—	—	(24)
Balance at end of period	358	227	144

Financial Report - Note 12: Contributed Equity and Reserves

	Half Year to
	Mar 07	Sep 06	Mar 06
	$m	$m	$m
General reserve for credit losses
Balance at beginning of period	135	—	—
Transfer from retained profits	57	135	—
Balance at end of period	192	135	—
Available for sale investments reserve
Balance at beginning of period	(2)	—	—
Net revaluation gains/(losses)	—	(2)	—
Balance at end of period	(2)	(2)	—

	Half Year to
	Mar 07	Sep 06	Mar 06
Reconciliation of Movement in Retained Profits	$m	$m	$m
Balance at beginning of period	14,461	13,451	12,788
Actuarial gains/(losses) on defined benefit plans	271	151	56
Income tax on items taken directly to or transferred directly from equity	(98)	(53)	—
Net profit attributable to members of the Company	2,136	2,398	1,994
Total available for appropriation	16,770	15,947	14,838
Transfer from/(to) general reserve	(28)	—	7
Transfer from asset revaluation reserve	5	7	1
Transfer to foreign currency translation reserve	—	11	(11)
Transfer to general reserve for credit losses	(57)	(135)	—
Dividends paid	(1,294)	(1,242)	(1,257)
Distributions on other equity instruments	(137)	(127)	(127)
Balance at end of period	15,259	14,461	13,451

Financial Report - Note 13: Notes to the Cash Flow Statement

13.          NOTES TO THE CASH FLOW STATEMENT

(a)             Reconciliation of net profit attributable to members of the Company to net cash provided by/(used in) operating activities

	Half Year to
	Mar 07	Sep 06	Mar 06
	$m	$m	$m
Net profit attributable to members of the Company	2,136	2,398	1,994
Add/(deduct): Non-cash items
Decrease/(increase) in interest receivable	110	(396)	(555)
Increase/(decrease) in interest payable	55	928	707
Increase/(decrease) in unearned income	12	50	(151)
Fair value movements
Assets, liabilities and derivatives held at fair value	(1,276)	(643)	1,866
Net adjustment to bid/offer valuation	—	(2)	7
Increase/(decrease) in personnel provisions	(129)	28	(115)
Increase/(decrease) in other operating provisions	(188)	(28)	(130)
Equity based payments recognised in equity or reserves	121	81	62
Superannuation costs - defined benefit pension plans	17	14	(333)
Impairment losses on non-financial assets	7	(7)	(2)
Charge to provide for doubtful debts	390	336	270
Depreciation and amortisation expense	249	295	478
Revaluation losses on exchangeable capital units	76	(31)	153
Movement in life insurance policyholder liabilities	4,782	1,422	4,450
Unrealised (gain)/loss on investments relating to life insurance business	(2,867)	(299)	(4,229)
Decrease/(increase) in other assets	64	84	(78)
Increase/(decrease) in other liabilities	(10)	157	(222)
Increase/(decrease) in income tax payable	362	(35)	144
Increase/(decrease) in deferred tax liabilities	244	(412)	283
Decrease/(increase) in deferred tax assets	83	127	87
Add/(deduct): Operating cash flows items not included in profit	(10,137)	(7,851)	(10,981)
Add/(deduct): Investing or financing cash flows included in profit
(Profit)/loss on sale of controlled entities, before income tax	—	(148)	(3)
(Profit)/loss on sale of property, plant, equipment and other assets	(4)	(14)	3
Net cash provided by/(used in) operating activities	(5,903)	(3,946)	(6,295)

(b)             Reconciliation of cash and cash equivalents

For the purposes of reporting cash flows, cash and cash equivalents include cash and liquid assets, due from other banks and due to other banks.

Cash and cash equivalents at the end of the year as shown in the statement of cash flows is reconciled to the related items on the balance sheet as follows:

Cash and cash equivalents

Assets
Cash and liquid assets (excluding money at short call)	13,761	12,768	10,903
Treasury and other eligible bills	660	167	651
Due from other banks (excluding mandatory deposits with supervisory central banks)	20,523	24,248	21,816
	34,944	37,183	33,370
Liabilities
Due to other banks	(38,262)	(37,489)	(38,964)
Total cash and cash equivalents	(3,318)	(306)	(5,594)

Cash comprises cash on hand and demand deposits.  Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Financial Report - Note 13: Notes to the Cash Flow Statement

(c)             Non-cash financing and investing activities

	Half Year to
	Mar 07	Sep 06	Mar 06
	$m	$m	$m
New share issues
Dividend reinvestment plan	—	99	99
Bonus share plan	53	55	52
Movement in assets under finance lease	13	22	—

(d)  Financing arrangements

The Group held no standby lines of credit or other financing arrangements for the 31 March 2007, 30 September 2006 and 31 March 2006 half years.

(e)  Sales of controlled entities

The following sales were made during the half years to 30 September 2006 and 31 March 2006 respectively:

•          on 31 July 2006, the Group’s Custom Fleet business was sold for consideration of $571 million (the Group’s Custom Fleet business was included within the Australia Region, UK Region and New Zealand Region business segments);

•          on 8 May 2006, the MLC Asia business was sold for cash consideration of $565 million (this business was included within the Australia Region business segment);

•          on 31 January 2006, BNZ Investment Management Limited was sold for cash consideration of $8 million (this business was included within the New Zealand Region business segment);

The operating results of the controlled entities have been included in the Group’s consolidated income statement up to the date of sale.  Details of the sales were as follows:

	Mar 07	Sep 06	Mar 06
	$m	$m	$m
Cash consideration received (cash and receivables to be discharged in cash)	—	1,136	8
Net assets of controlled entities sold
Cash and liquid assets	—	54	6
Investments relating to life insurance business	—	822	—
Loans and advances	—	148	—
Property, plant and equipment	—	2,017	2
Other assets	—	272	22
Life policy liabilities	—	(583)	—
Provisions	—	(65)	—
Bonds, notes and subordinated debt	—	(43)	—
Other liabilities	—	(2,074)	(25)
Total net assets of controlled entities sold	—	548	5
Goodwill	—	344	—
Foreign currency translation reserve relating to controlled entities sold	—	12	—
Transaction costs on disposal of controlled entities sold (including provisions and warranties recognised)	—	84	—
Total costs on disposal of controlled entities sold	—	988	5
Profit/(loss) on sale of controlled entities before income tax	—	148	3

There were no material entities over which the Group gained control during the half year ended 31 March 2007. The Group holds no material interests in associates or joint venture entities as at 31 March 2007.

Financial Report - Note 14: Contingent Liabilities

14.          CONTINGENT LIABILITIES & COMMITMENTS

Legal proceedings

Entities within the Group are defendants from time to time in legal proceedings arising from the conduct of their business.  The Company does not consider that the outcome of any proceedings, either individually or in aggregate, are likely to have a material effect on its financial position.  Where appropriate, provisions have been made.

There are contingent liabilities in respect of claims, potential claims and court proceedings against entities in the Group.  The aggregate of potential liability in respect thereof cannot be accurately assessed.

Exchangeable capital units capital raising

The Group announced in February 2004 and May 2005 that it had received amended assessments from the Australian Taxation Office (ATO) which seek to disallow interest deductions on exchangeable capital units (ExCaps) for the tax years 1997 to 2003 and deductions for certain issue costs for the years 1998 to 2001.  The ATO assessments are for $298 million of primary tax and interest and penalties of $254 million (after-tax), a total of $552 million (after-tax).  As previously advised, should the ATO also disallow issue costs claimed in 2002 and 2003, the further primary tax assessed would be approximately $2 million. Interest and penalties may also be imposed.

The Group also previously announced that the ATO was proposing to issue amended assessments to disallow deductions claimed for the payment of management fees associated with the ExCaps for years 1997 to 2003.  These assessments have now been received.  These additional ATO assessments are for $9 million of primary tax and interest and penalties of $7 million (after tax), a total of $16 million (after-tax)

In accordance with ATO practice on disputed assessments, the Group has paid 50% of the amounts owing under the amended assessments.  These payments have been recognised as an asset by the Group in its accounts, included within other assets, on the basis that the Group expects recovery of the amount paid to the ATO.  Interest may accrue on the unpaid disputed amounts.  The Group has not tax-effected interest paid on the ExCaps after 1 October 2003 whilst the tax treatment is in dispute.  As a result, an additional $2 million (2006 year: $20 million) has been recognised in determining income tax expense for the 2007 half year.

The Group disputes the amended assessments for the ExCaps and intends to pursue all necessary avenues of objection and appeal.  Objections against the amended assessments have been lodged but as yet have not been determined.  No provision has been raised for this matter. The Company continues to consider opportunities to resolve this matter.

New Zealand structured finance transactions

The New Zealand Inland Revenue Department (IRD) is carrying out a review of certain structured finance transactions in the banking industry.

As part of this review, subsidiaries of the Group have received amended tax assessments for the 1998 to 2002 years from the IRD with respect to certain structured finance transactions.  The amended assessments are for income tax of approximately NZ$256 million.  Interest will be payable on this amount, and the possible application of penalties has yet to be considered by the IRD.

The New Zealand Government introduced new legislation, effective 1 July 2005, which addresses their concerns with banks entering into these transactions. All of the structured finance transactions of the Group’s subsidiaries that are the subject of the IRD’s review were terminated by that date.

Financial Report - Note 14: Contingent Liabilities

If the IRD issues amended assessments for all transactions for periods up to 30 June 2005, the maximum sum of primary tax, which the IRD might claim for all years is approximately NZ$416 million.

In addition, as at 31 March 2007, interest of NZ$164 million (net of tax) will be payable.

The Group is confident that its position in relation to the application of the taxation law is correct and it is disputing the IRD’s position with respect to these transactions.  The Group has obtained legal opinions that confirm that the transactions complied with New Zealand tax law.  The transactions are similar to transactions undertaken by other New Zealand banks.  The Group has commenced legal proceedings to challenge the IRD’s assessments.

The financial effect of the unpaid balance of the amounts owing under the amended assessments has not been brought to account in the financial statements for the half year ended 31 March 2007.

Wealth Management Reinsurance

The ATO is currently conducting a review of the reinsurance contract entered into by the Australian Wealth Management business in the 1998 tax year and amended in the 2000 tax year.   The ATO has issued two position papers on the matter which express the view that certain expenditure incurred under the reinsurance contract was not deductible under certain techincal provisions of the tax law.

The Group believes that the views expressed in the ATO position papers are not correct. Further the Group believes that its position in relation to the application of the tax law, applicable at that time, to this transaction is correct.

The primary tax in relation to the expenditure claimed is approximately $54 million.  Interest and penalties may be imposed should an amended assessment be issued.  An accurate assessment of any interest and penalties cannot be made at this time.  The ATO review is continuing and to date no amended assessment has been received.

No amount has been provided for in relation to this matter.

Directors’ declaration

Directors’ declaration

The directors of National Australia Bank Limited declare that, in the directors’ opinion:

(a)             as at the date of this declaration, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

(b)            the financial statements and the notes thereto, as set out on pages 55 to 80, are in accordance with the Corporations Act 2001 (Cth), including:

(i)                 section 304, which requires that the half-year financial report comply with the Accounting Standards made by the Australian Accounting Standards Board for the purposes of the Corporations Act 2001 (Cth) and any further requirements in the Corporations Regulations 2001 (Cth); and

(ii)              section 305, which requires that the financial statements and notes thereto give a true and fair view of the financial position of the Group as at 31 March 2007, and of the performance of the Group for the six months ended 31 March 2007.

Dated this 10th day of May, 2007 and signed in accordance with a resolution of the directors.

Michael A Chaney	John M Stewart
Chairman	Group Chief Executive Officer

• Ernst & Young Building 8 Exhibition Street Melbourne VIC 3000	• Tel 61 3 9288 8000 Fax 61 3 8650 7777
Australia

GPO Box 67
Melbourne VIC 3001

To the members of National Australia Bank Limited

Report on the Half Year Condensed Financial Report

We have reviewed the accompanying half year financial report of National Australia Bank Limited (the Company) and the entities it controlled during the half year period, which comprises the consolidated balance sheet as at 31 March 2007, and the consolidated income statement, consolidated recognised income and expense statement and consolidated cash flow statement for the half year ended on that date, other selected explanatory notes 1 to 14 and the directors’ declaration as set out on page 81.

Directors’ Responsibility for the Half Year Financial Report

The directors of the Company are responsible for the preparation and fair presentation of the half year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes designing, implementing and maintaining internal controls relevant to the preparation and fair presentation of the half year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility

Our responsibility is to express a conclusion on the half year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of an Interim Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half year financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 31 March 2007 and its performance for the half year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001 and other mandatory financial reporting requirements in Australia. As the auditor of the Company and the entities it controlled during the half year, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.  We have given to the directors of the Company a written Auditor’s Independence Declaration, a copy of which is included in the Report of the Directors.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of the Company and the entities it controlled during the half year, is not in accordance with:

(a)           the Corporations Act 2001, including:

(i)                                     giving a true and fair view of the consolidated entity’s financial position as at 31 March 2007 and of its performance for the six months ended on that date; and

(ii)                                  complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001; and

(b)           other mandatory financial reporting requirements in Australia.

Ernst & Young

SJ Aldersley
Partner

Melbourne
10 May 2007

Liability limited by a scheme approved under
Professional Standards Legislation.

SECTION 6

RESULTS FOR THE HALF YEAR ENDED 31 MARCH 2007

SUPPLEMENTARY INFORMATION

Supplementary information - 1: Net Interest Margins & Spreads

1. NET INTEREST MARGINS & SPREADS

				Fav / (Unfav)	Fav / (Unfav)
	Half Year to			Change on	Change on
Group	Mar 07	Sep 06	Mar 06	Sep 06	Mar 06
	%	%	%	basis pts	basis pts
Net interest spread (1)	1.85	1.93	1.82	(8bp)	3bp
Benefit of net free liabilities, provisions and equity	0.48	0.38	0.49	10bp	(1bp)
Net interest margin (2)	2.33	2.31	2.31	2bp	2bp

(1)       Net interest spread represents the difference between the average interest rate earned and the average interest rate incurred on funds.

(2)       Net interest margin is net interest income as a percentage of average interest-earning assets.

Reconciliation of divisional	Interest earning assets ($bn) (1)
margins to Group margin	Half Year to Mar 07		Half Year to Sep 06		Variance
	$bn	Mix %	$bn	Mix %	$bn	%
Australian Banking	222.8	54	209.1	54	13.7	7
UK Region	63.3	15	55.3	14	8.0	14
New Zealand Region	34.0	8	31.9	8	2.1	7
nabCapital	145.3	35	140.7	37	4.6	3
Other (2)	(53.2)	(12)	(49.7)	(13)	(3.5)	(7)
Group	412.2	100	387.3	100	24.9	6

	Net interest income ($m)
	Half Year to Mar 07		Half Year to Sep 06		Variance
	$m	Mix %	$m	Mix %	$m	%
Australian Banking	2,681	56	2,490	55	191	8
UK Region	996	21	957	21	39	4
New Zealand Region	425	9	374	9	51	14
nabCapital	533	11	503	11	30	6
Other (2)	148	3	170	4	(22)	(13)
Group	4,783	100	4,494	100	289	6

	Net interest margin			Contribution to Group margin (3)
	HY Mar 07	HY Sep 06	Variance	HY Mar 07	HY Sep 06	Variance
Australian Banking	2.41%	2.38%	3bp	1.30%	1.28%	2bp
UK Region	3.16%	3.39%	(23bp)	0.49%	0.49%	0bp
New Zealand Region	2.51%	2.45%	6bp	0.21%	0.19%	2bp
nabCapital	0.74%	0.71%	3bp	0.26%	0.26%	0bp
Other (2)	(0.56)%	(0.68)%	12bp	0.07%	0.09%	(2bp)
Group				2.33%	2.31%	2bp

(1)       Interest-earning assets include intercompany balances.

(2)       Other includes the Wealth Management regional operations, Asian Banking, Group Funding, Corporate Centre and Inter-divisional eliminations.

(3)       Divisional net interest margin multiplied by % share of Group average interest-earning assets.

Supplementary Information - 2: Gross Loans, Advances && Acceptances By Division

2. GROSS LOANS, ADVANCES & ACCEPTANCES BY DIVISION

			New
	Australia	UK	Zealand			Total
By region	Region	Region	Region	nabCapital	Other (1)	Group
	$m	$m	$m	$m	$m	$m
As at 31 March 2007
Housing lending	134,902	24,785	19,241	32	—	178,960
Non-housing lending (2)	50,412	35,247	15,035	40,888	8	141,590
Total gross loans and advances (2)	185,314	60,032	34,276	40,920	8	320,550
Acceptances	43,018	13	—	2,921	—	45,952
Total gross loans and acceptances	228,332	60,045	34,276	43,841	8	366,502
As at 30 September 2006
Housing lending	129,968	23,976	17,787	31	—	171,762
Non-housing lending (2)	46,049	33,771	14,396	38,981	4	133,201
Total gross loans and advances (2)	176,017	57,747	32,183	39,012	4	304,963
Acceptances	39,057	12	—	2,657	—	41,726
Total gross loans and acceptances	215,074	57,759	32,183	41,669	4	346,689
As at 31 March 2006
Housing lending	124,362	20,891	16,399	32	—	161,684
Non-housing lending (2)	41,518	30,687	13,123	38,115	25	123,468
Total gross loans and advances (2)	165,880	51,578	29,522	38,147	25	285,152
Acceptances	34,306	15	—	2,945	—	37,266
Total gross loans and acceptances	200,186	51,593	29,522	41,092	25	322,418

(1)       Other lending includes Group Funding, Corporate Centre and intra-group elimination entries.

(2)       Includes loans accounted for at fair value which are included within other financial assets at fair value in the balance sheet.

Supplementary Information - 3: Capital Adequacy

3. CAPITAL ADEQUACY

Life Insurance and Funds Management Activities

Under guidelines issued by APRA, life insurance and funds management activities are excluded from the calculation of risk-weighted assets, and the related controlled entities are deconsolidated for the purposes of calculating capital adequacy. The intangible component of the investment in these controlled entities is deducted from Tier 1 capital,  and the balance of the investment is deducted from the total of eligible Tier 1 and Tier 2 capital. Additionally, any profits from these activities included in the Group’s results are excluded from the determination of Tier 1 capital to the extent that they have not been remitted to the Company.

	As at
Reconciliation to shareholder’s funds	31 Mar 07	30 Sep 06	31 Mar 06
	$m	$m	$m
Contributed equity	12,916	12,279	11,897
Reserves	1,061	1,064	714
Retained profits	15,259	14,461	13,451
Minority interest	331	168	—
Total equity per consolidated balance sheet	29,567	27,972	26,062
Reversal of AIFRS effects at 31 March 2006 (1)	—	—	3,483
National Capital Instruments, €400 million (2)	661	679	—
Treasury shares	1,107	966	—
Exchangeable capital units - embedded derivative and foreign exchange movements	—	572	—
Eligible deferred fee income	207	186	—
Adjusted total equity	31,542	30,375	29,545 (1)

Estimated reinvestment under dividend reinvestment plan and bonus share plan	51	57	152
Less: Banking goodwill	(553)	(553)	(522)
Estimated final dividend	(1,420)	(1,367)	(1,331)
Wealth Management goodwill and other intangibles	(3,905)	(3,921)	(2,448)
Asset revaluation reserve	(94)	(100)	(33)
Profit on sale arising from Wealth Management restructure (3)	451	494	494
Deconsolidation of Wealth Management profits (net of dividends)	(104)	(110)	(1,365)
DTA (excluding DTA on the collective provision for doubtful debts) (4)	(114)	(199)	—
Non qualifying minority interest	(331)	(168)	—
Capitalised expenses (5)	(51)	(69)	(181)
Capitalised software (excluding Wealth Management)	(759)	(687)	—
Defined benefit pension surplus	(199)	(161)	—
General reserve for credit losses	(192)	(135)	—
Cash flow hedge reserve	(96)	(52)	—
Tier 1 capital	24,226	23,404	24,311

Supplementary Information - 3: Capital Adequacy

	As at
	31 Mar 07	30 Sep 06	31 Mar 06
	$m	$m	$m
Collective provision for doubtful debts (6)	1,443	1,389	1,600
General reserve for credit losses (7)	192	135	—
Total collective provision for doubtful debts	1,635	1,524	1,600
Asset revaluation reserve	42	45	33
Perpetual floating rate notes	310	334	350
Dated subordinated debts	9,713	9,786	8,378
Exchangeable capital units	—	665	686
Notional revaluation of investment securities to market	—	—	—
Tier 2 capital	11,700	12,354	11,047
Other deductions (8)	(1,194)	(1,351)	(2,967)

Total regulatory capital	34,732	34,407	32,391

Risk-weighted assets - credit risk	327,027	304,771	288,350
Risk-weighted assets - market risk (9)	3,430	13,552	13,474
Total risk-weighted assets (9)	330,457	318,323	301,824
Risk adjusted capital ratios
Tier 1	7.33%	7.35%	8.05%
Tier 2	3.54%	3.88%	3.66%
Deductions	(0.36)%	(0.42)%	(0.98)%
Total capital	10.51%	10.81%	10.73%

(1)

APRA required regulatory capital to be calculated in accordance with AGAAP until 1 July 2006. As such, the effect to total equity of all material AIFRS adjustments to 31 March 2006 have been reversed for the purposes of calculating the Group’s capital position at 31 March 2006.

(2)	The €400 million National Capital Instruments issued on 29 September 2006 are classified as debt for accounting purposes but qualify as Tier 1 capital for regulatory capital purposes.
(3)

Relates to profit, arising in the banking group, from the sale of the life and insurance businesses of Bank of New Zealand and National Australia Group Europe to NAFiM subsidiaries on 1 January 2002. With effect from 31 December 2007, the National expects the regulatory capital treatment to change, and for the profit on sale to be excluded from Tier 1 capital.

(4)	APRA requires any excess deferred tax assets (DTA) (excluding DTA on the collective provision for doubtful debts) over deferred tax liabilities to be deducted from Tier 1 capital.
(5)	Comprises capitalised costs associated with debt raisings and securitisations. Loan origination fees are now netted against eligible deferred fee income.
(6)

Includes $144 million (pre-tax) provision for doubtful debts classified within loans recorded at fair value and trading derivatives at 31 March 2007 (30 September 2006 $134 million ; 31 March 2006 $120 million).

(7)

In line with APRA’s requirements, a General Reserve for Credit Losses was established at 1 July 2006. This is an appropriation from retained earnings to non distributable reserves and qualifies as Tier 2 capital. The reserve is calculated on a basis which aligns the Group’s coverage ratios with the APRA benchmark of 0.5% (post-tax effect) of total risk-weighted credit risk assets.

(8)	Includes $1,075 million investment in non-consolidated controlled entities, net of intangible component deducted from Tier 1 capital (30 September 2006 $1,223 million ; 31 March 2006 $2,922 million).
(9)	Risk-weighted assets - market risk is calculated based on the Internal Method from 1 January 2007.

Supplementary Information - 3: Capital Adequacy

	As at
Adjusted common equity ratio reconciliation	31 Mar 07	30 Sep 06	31 Mar 06
	$m	$m	$m
Tier 1 capital	24,226	23,404	24,311
Adjusted for:
National Income Securities	(1,945)	(1,945)	(1,945)
Trust Preferred Securities	(975)	(975)	(975)
Trust Preferred Securities II	(1,014)	(1,014)	(1,014)
National Capital Instruments, A$	(397)	(397)	—
National Capital Instruments, €400 million	(661)	(679)	—
Other deductions	(1,194)	(1,351)	(2,967)
Adjusted common equity	18,040	17,043	17,410
Total risk-weighted assets	330,457	318,323	301,824
Adjusted common equity ratio	5.46%	5.35%	5.77%

Wealth Management capital adequacy position

The Group conservatively manages the capital adequacy and solvency position of its Wealth Management entities separately from that of the banking business by reference to regulatory and internal requirements. The principal National Wealth Management entities are separately regulated and need to meet APRA’s capital adequacy and solvency standards. In addition, internal Board policy ensures that capital is held in excess of minimum regulatory capital requirements in order to provide a conservative buffer. There are currently three entities within the Wealth Management group with credit ratings, National Wealth Management Holdings Limited which is rated AA- by Standard and Poors; and MLC Lifetime Company Limited and MLC Ltd, both of which have the same long-term credit rating as the National (AA).

Supplementary Information - 4: Full Time Equivalent Employees

4. FULL TIME EQUIVALENT EMPLOYEES (1)

	As at			Change on
By region	31 Mar 07	30 Sep 06	31 Mar 06	Sep 06	Mar 06
	No.	No.	No.	%	%
Australian Banking	18,643	18,286	18,370	2.0	1.5
Wealth Management Australia	3,900	3,952	3,995	(1.3)	(2.4)
Asia Banking & Wealth Management	146	173	509	(15.6)	(71.3)
Australia Region	22,689	22,411	22,874	1.2	(0.8)
UK Region	9,046	8,822	9,246	2.5	(2.2)
New Zealand Region	4,465	4,505	4,628	(0.9)	(3.5)
nabCapital	2,188	2,075	1,944	5.4	12.6
Other (incl. Group Funding & Corporate Centre)	660	620	606	6.5	8.9
Total full time equivalent employees (FTEs)	39,048	38,433	39,298	1.6	(0.6)

Average half year FTEs	38,873	38,910	39,215	(0.1)	(0.9)

(1)       Full-time equivalent staff include part-time staff (pro-rated) and non-payroll FTEs (i.e. contractors).

Supplementary Information - 5: Exchange Rates

5. EXCHANGE RATES

Exchange rates

	Income Statement			Balance Sheet
	Average			Spot
	Half Year to			As at
	Mar 07	Sep 06	Mar 06	31 Mar 07	30 Sep 06	31 Mar 06
British Pounds	0.4020	0.4064	0.4237	0.4112	0.3991	0.4099
Euros	0.5984	0.5940	0.6202	0.6051	0.5890	0.5884
United States Dollars	0.7782	0.7517	0.7418	0.8070	0.7478	0.7153
New Zealand Dollars	1.1364	1.1946	1.0918	1.1306	1.1439	1.1706

Impact on Income Statement of exchange rate movements

Half Year to March 2007 since September 2006		New	United
Favourable/(unfavourable)	Europe	Zealand	States	Asia	Total
	$m	$m	$m	$m	$m
Net interest income	11	24	(3)	(2)	30
Other operating income	5	14	(1)	—	18
Other operating expenses	(10)	(16)	1	2	(23)
Charge to provide for doubtful debts	(2)	(1)	—	—	(3)
Income tax expense	(1)	(6)	—	—	(7)
Cash earnings before distributions and minority interest	3	15	(3)	—	15

Half Year to March 2007 since March 2006		New	United
Favourable/(unfavourable)	Europe	Zealand	States	Asia	Total
	$m	$m	$m	$m	$m
Net interest income	52	(20)	(4)	(3)	25
Other operating income	24	(12)	(2)	—	10
Other operating expenses	(47)	13	1	3	(30)
Charge to provide for doubtful debts	(9)	1	—	—	(8)
Income tax expense	(7)	5	—	—	(2)
Cash earnings before distributions and minority interest	13	(13)	(5)	—	(5)

Impact on Balance Sheet of exchange rate movements

Since 30 September 2006		New	United
Increase/(decrease)	Europe	Zealand	States	Asia	Total
	$m	$m	$m	$m	$m
Gross loans and advances	(2,070)	435	(133)	(140)	(1,908)
Deposits and other borrowings	(1,760)	344	(551)	(414)	(2,381)

Since 31 March 2006		New	United
Increase/(decrease)	Europe	Zealand	States	Asia	Total
	$m	$m	$m	$m	$m
Gross loans and advances	(199)	1,210	(283)	(177)	551
Deposits and other borrowings	(160)	955	(1,419)	(561)	(1,185)

Supplementary Information - 6: Earnings per Share

6. EARNINGS PER SHARE

	Half Year to
	Mar 07		Sep 06		Mar 06
Earnings per Share	Basic	Diluted (1)	Basic	Diluted	Basic	Diluted (1)
Earnings ($m)
Net profit attributable to members of the Company	2,136	2,136	2,398	2,398	1,994	1,994
Distributions on other equity instruments	(137)	(137)	(127)	(127)	(127)	(127)
Potential dilutive adjustments
Interest expense on exchangeable capital units	—	—	—	30	—	—
Revaluation (gains) / losses on exchangeable capital units (after tax)	—	—	—	(22)	—	—
Adjusted earnings	1,999	1,999	2,271	2,279	1,867	1,867
Weighted average ordinary shares (no. ‘000)
Weighted average ordinary shares	1,622,864	1,622,864	1,606,648	1,606,648	1,593,176	1,593,176
Treasury shares	(26,541)	(26,541)	(24,526)	(24,526)	(21,847)	(21,847)
Potential dilutive ordinary shares
Performance options and performance rights	—	4,754	—	4,652	—	3,835
Partly paid ordinary shares	—	263	—	318	—	312
Staff share allocation and ownership plans	—	2,461	—	1,113	—	1,395
Exchangeable capital units	—	—	—	34,673	—	—
Total weighted average ordinary shares	1,596,323	1,603,801	1,582,122	1,622,878	1,571,329	1,576,871
Earnings per share (cents)	125.2	124.6	143.5	140.4	118.8	118.4

(1)       During the half year ended 31 March 2006 and half year ended 31 March 2007, the impact of exchangeable capital units has not been included in the diluted earnings per share because they were antidilutive.

Supplementary Information - 6: Earnings per Share

	Half Year to
	Mar 07		Sep 06		Mar 06
Cash Earnings per Share	Basic	Diluted	Basic	Diluted	Basic	Diluted
Earnings ($m)
Cash earnings (1)	2,196	2,196	2,127	2,127	1,840	1,840
Potential dilutive adjustments
Interest expense on exchangeable capital units	—	9	—	30	—	31
Adjusted cash earnings	2,196	2,205	2,127	2,157	1,840	1,871
Weighted average ordinary shares (no. ‘000)
Weighted average ordinary shares	1,622,864	1,622,864	1,606,648	1,606,648	1,593,176	1,593,176
Potential dilutive weighted average ordinary shares
Performance options and performance rights	—	4,754	—	4,652	—	3,835
Partly paid ordinary shares	—	263	—	318	—	312
Staff share allocation and ownership plans	—	2,461	—	1,113	—	1,395
Exchangeable capital units	—	17,744	—	34,673	—	35,702
Total weighted average ordinary shares	1,622,864	1,648,086	1,606,648	1,647,404	1,593,176	1,634,420
Cash earnings per share (cents)	135.3	133.8	132.4	130.9	115.5	114.5

(1)       Refer to Section 3 “Financial Review - Divisional Performance Summary” for a reconciliation of cash earnings to Group net profit.

Supplementary Information - 7: Significant Items

7. SIGNIFICANT ITEMS

	Half Year to
	Mar 07	Sep 06	Mar 06
	$m	$m	$m
Pensions revenue
Pensions revenue - past service cost	—	—	387
Income tax expense	—	—	(117)
Net pensions revenue	—	—	270

Disposal of Irish Banks
Cost of controlled entities sold (1)	—	15	—
Significant items after tax as per Divisional Performance Summary	—	15	270

Pensions revenue
Pensions expense - current service cost	—	(45)	(66)
Pensions expense - interest cost	—	(113)	(118)
Pensions revenue - expected return on assets	—	144	130
Income tax benefit	—	5	16
Net pensions revenue - ongoing (2)	—	(9)	(38)

Significant items after tax	—	6	232

(1)       The $15m incurred in the September 2006 half represents the write back of provisions no longer required in relation to the sale of the Irish Banks.

(2)       Net pension expense has been included in cash earnings as this is an ongoing expense of the Group’s defined benefit plans.

Supplementary Information - 8: Reconciliation of Number of Shares

8. RECONCILIATION OF NUMBER OF SHARES

	Half Year to
	Mar 07	Sep 06	Mar 06
	No. ‘000	No. ‘000	No. ‘000
Ordinary shares, fully paid
Balance at beginning of period	1,609,898	1,603,182	1,567,188
Shares issued
Dividend reinvestment plan (1)	—	2,869	3,049
Bonus share plan	1,392	1,577	1,652
Staff share ownership plan	542	203	1,691
Staff share allocation plan	774	141	441
Executive option plan no. 2	1,150	797	842
Exchangeable capital units converted	33,935	1,090	28,282
Paying up of partly paid shares	47	39	37
Shares bought back	(16,281)	—	—
	1,631,457	1,609,898	1,603,182
Ordinary shares, partly paid to 25 cents
Balance at beginning of period	390	429	466
Paying up of partly paid shares	(47)	(39)	(37)
	343	390	429
Total number of ordinary shares on issue at end of period (including treasury shares)	1,631,800	1,610,288	1,603,611
Less: treasury shares	(26,088)	(26,993)	(22,058)
Total number of ordinary shares on issue at end of period (excluding treasury shares)	1,605,712	1,583,295	1,581,553

(1)       During the March 2007 half, dividend reinvestment plan shares were purchased on market for delivery to shareholders resulting in no issue of new shares.

Supplementary Information - 9: Average Balance Sheet & Related Interest

9. AVERAGE BALANCE SHEET AND RELATED INTEREST

The following tables set forth the major categories of interest-earning assets and interest-bearing liabilities, together with their respective interest rates earned or paid by the Group. Averages are predominantly daily averages. Interest income figures include interest income on impaired assets to the extent cash payments have been received. Amounts classified as Other International represent interest-earning assets or interest- bearing liabilities of the controlled entities and overseas branches, excluding Europe. Impaired assets are included within interest-earning assets within loans and advances.

Average assets and interest income

	Half Year ended Mar 07			Half Year ended Sep 06
	Average		Average	Average		Average
	balance	Interest	rate	balance	Interest	rate
	$m	$m	%	$m	$m	%
Average interest-earning assets
Due from other banks
Australia	11,884	327	5.52	8,543	212	4.95
Europe	8,021	228	5.70	10,336	217	4.19
Other International	4,717	137	5.82	3,101	95	6.11
Marketable debt securities
Australia	11,306	345	6.12	10,786	303	5.60
Europe	6,048	131	4.34	8,240	148	3.58
Other International	6,448	199	6.19	7,654	196	5.11
Loans and advances - housing
Australia	131,450	4,570	6.97	124,841	4,250	6.79
Europe	24,578	696	5.68	22,189	604	5.43
Other International	19,088	741	7.79	17,835	669	7.48
Loans and advances - non-housing
Australia	67,106	2,489	7.44	60,584	2,300	7.57
Europe	46,493	1,432	6.18	41,736	1,448	6.92
Other International	22,660	1,058	9.36	21,449	1,038	9.65
Acceptances
Australia	44,492	1,679	7.57	40,013	1,465	7.30
Europe	15	—	—	14	—	—
Other interest-earning assets
Australia	2,052	244	n/a	1,990	132	n/a
Europe	2,519	261	n/a	4,327	268	n/a
Other International	3,344	53	n/a	3,624	17	n/a
Total average interest-earning assets and interest revenue by:
Australia	268,290	9,654	7.22	246,757	8,662	7.00
Europe	87,674	2,748	6.29	86,842	2,685	6.17
Other International	56,257	2,188	7.80	53,663	2,015	7.49
Total average interest-earning assets and interest revenue	412,221	14,590	7.10	387,262	13,362	6.88

Supplementary Information - 9: Average Balance Sheet & Related Interest

Average assets and interest income

	Half Year ended Mar 07			Half Year ended Sep 06
	Average		Average	Average		Average
	balance	Interest	rate	balance	Interest	rate
	$m	$m	%	$m	$m	%
Average non-interest-earning assets
Investments relating to life insurance business (1)
Australia	58,103			54,138
Other International	—			166
Other assets	30,835			36,071
Total average non-interest-earning assets	88,938			90,375
Provision for doubtful debts
Australia	(1,168)			(1,230)
Europe	(684)			(616)
Other International	(157)			(148)
Total average assets	499,150			475,643

(1)       Included within investments relating to life insurance business are interest-earning debt securities. The interest earned from these securities is reported in life insurance income, and has therefore been treated as non-interest earning for the purposes of this note. The assets and liabilities held in the statutory funds of the Group’s Australian life insurance business are subject to the restrictions of the Life Insurance Act 1995.

Supplementary Information - 9: Average Balance Sheet & Related Interest

Average liabilities and interest expense

	Half Year ended Mar 07			Half Year ended Sep 06
	Average		Average	Average		Average
	balance	Interest	rate	balance	Interest	rate
	$m	$m	%	$m	$m	%
Average interest-bearing liabilities
Term deposits and certificates of deposit
Australia	46,555	1,367	5.89	43,374	1,210	5.56
Europe	28,068	678	4.84	26,143	570	4.35
Other International	27,219	870	6.41	34,396	958	5.56
On-demand and savings (short-term) deposits
Australia	67,302	1,620	4.83	59,925	1,242	4.13
Europe	29,325	398	2.72	25,653	324	2.52
Other International	10,346	198	3.84	10,599	176	3.31
Due to other banks and official institutions
Australia	12,577	314	5.01	12,109	275	4.53
Europe	11,973	330	5.53	13,440	320	4.75
Other International	11,601	277	4.79	10,704	267	4.98
Short-term borrowings
Australia	19,392	574	5.94	25,265	715	5.64
Europe	230	6	5.23	1,350	35	5.17
Other International	7,613	198	5.22	4,049	98	4.83
Long-term borrowings
Australia	59,065	1,562	5.30	50,596	1,273	5.02
Europe	4,086	110	5.40	2,692	66	4.89
Other International	4,373	121	5.55	3,738	113	6.03
Liability on acceptances
Australia	33,455	1,041	6.24	31,810	898	5.63
Europe	11	—	—	14	—	—
Other interest-bearing liabilities
Australia	155	3	n/a	1,125	40	n/a
Europe	263	7	n/a	313	212	n/a
Other International	716	133	n/a	102	76	n/a
Total average interest-bearing liabilities and interest expense by:
Australia	238,501	6,481	5.45	224,204	5,653	5.03
Europe	73,956	1,529	4.15	69,605	1,527	4.38
Other International	61,868	1,797	5.83	63,588	1,688	5.29
Total average interest-bearing liabilities and interest expense	374,325	9,807	5.25	357,397	8,868	4.95

Supplementary Information - 9: Average Balance Sheet & Related Interest

Average liabilities and interest expense

	Half Year ended Mar 07			Half Year ended Sep 06
	Average		Average	Average		Average
	balance	Interest	rate	balance	Interest	rate
	$m	$m	%	$m	$m	%
Average non-interest-bearing liabilities
Deposits not bearing interest
Australia	7,908			7,736
Europe	2,687			3,126
Other International	899			848
Life insurance policy liabilities
Australia	48,645			45,793
Other International	—			113
Other liabilities	36,312			33,775
Total average non-interest-bearing liabilities	96,451			91,391

Average equity
Ordinary shares	8,109			7,719
Trust Preferred Securities	975			975
Trust Preferred Securities II	1,014			1,014
National Income Securities	1,945			1,945
National Capital Instruments	397			26
Contributed equity	12,440			11,679
Reserves	1,041			301
Retained profits	14,641			14,775
Parent entity interest	28,122			26,755
Minority interest in controlled entities	252			100
Total average equity	28,374			26,855
Total average liabilities and equity	499,150			475,643

Supplementary Information - 10. Australia Sources of Operating Profit

10. AUSTRALIA SOURCES OF OPERATING PROFIT

Sources of Operating Profit from Australian Life	Half Year to			Fav / (Unfav) Change on
Companies life insurance funds	Mar 07	Sep 06	Mar 06	Sep 06	Mar 06
	$m	$m	$m	%	%

Life company - planned profit margins	114	111	106	2.7	7.5
Life company - experience profit	22	31	21	(29.0)	4.8
Capitalised losses	—	—	(3)	—	large
Life company operating margins (1)	136	142	124	(4.2)	9.7
IoRE (after tax) (2)	12	19	33	(36.8)	(63.6)
Net profit of life insurance funds after minority interest	148	161	157	(8.1)	(5.7)

(1)       Reflects operating profit of all business types (investment or insurance) written through life insurance funds.

(2)       Includes Investment earnings on shareholders’ retained profits and capital from life businesses after minority interest of $34m (HY Sep06 $25m; HY Mar06 $33m) and IoRE discount rate variation of ($22m) (HY Sep06 ($6m); HY Mar06 $nil).  IoRE attributable to non life insurance funds of ($13m) (HY Sep06 $2m; HY Mar06 ($4m)) is excluded.

Supplementary Information - Note 11: Other items

11. OTHER ITEMS

Restructuring provision

The table below sets out the movement in the restructuring provision over the March 2007 half year.

	Redundancies (1)	Occupancy	Other (1)	Total
	$m	$m	$m	$m
Provision balance as at 30 September 2005	261	129	35	425
Foreign exchange impact	6	3	2	11
Utilisation in March 2006 half year	(58)	(41)	4	(95)
Provision balance as at 31 March 2006	209	91	41	341
Foreign exchange impact	2	1	1	4
Utilisation in September 2006 half year	(71)	(7)	(21)	(99)
Provision balance as at 30 September 2006	140	85	21	246
Foreign exchange impact	(2)	(1)	(1)	(4)
Utilisation in March 2007 half year	(49)	(6)	(9)	(64)
Provision balance as at 31 March 2007	89	78	11	178

(1)       Includes a reclassification between Redundancies and Other in the March 2006 half of $15 million.

Capitalisation of Software Costs

	As at
	31 Mar 07	30 Sep 06	31 Mar 06
	$m	$m	$m
Capitalised application software on the balance sheet	766	697	577

Net Profit on Sale of Controlled Entities

	Half Year To
	Mar 07	Sep 06	Mar 06
	$m	$m	$m
Disposal of Custom Fleet
Proceeds from the sale of controlled entities	—	571	—
Cost of controlled entities sold	—	(375)	—
Profit on sale of controlled entities	—	196	—
Income tax expense	—	(25)	—
Net profit on sale of controlled entities	—	171	—

Disposal of MLC Asia
Proceeds from the sale of controlled entities	—	565	—
Cost of controlled entities sold	—	(628)	—
Net loss on sale of controlled entities	—	(63)	—
Net profit on sale of controlled entities	—	108	—

www.nabgroup.com
©2007 National Australia Bank Limited ABN 12 004 044 937 29951 (04/07)

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Brendan T Case
Date: 10 May 2007	Name:	Brendan T Case
	Title:	Company Secretary